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As filed with the Securities and Exchange Commission on March 7, 2017

Registration No. 333-216141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
To
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ABBOTT LABORATORIES
(Exact name of registrant as specified in its charter)

Illinois (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	36-0698440 (I.R.S. Employer Identification Number)

100 Abbott Park Road
Abbott Park, Illinois 60064-6400
Telephone: (224) 667-6100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Hubert L. Allen, Esq.
Executive Vice President, General Counsel and Secretary
100 Abbott Park Road
Abbott Park, Illinois 60064-6400
Telephone: (224) 667-6100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

David K. Lam, Esq.
Victor Goldfeld, Esq.
Michael S. Benn, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

Approximate date of commencement of proposed sale to the public:
Upon the consummation of the exchange offer described herein.

         If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said section 8(a), may determine.

The information in this prospectus may change. Abbott Laboratories may not complete the exchange offers and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer is not permitted.

SUBJECT TO CHANGE, DATED MARCH 7, 2017

PROSPECTUS

Abbott Laboratories

Offers to Exchange
All Outstanding Notes of the Series Specified Below
and Solicitation of Consents to Amend the Related Indentures
early consent date: 5:00 p.m., New York City time, March 6, 2017, unless extended expiration date: 11:59 p.m., New York City time, March 20, 2017, unless extended

          Abbott Laboratories is offering to exchange any and all validly tendered and accepted notes of the following series issued by St. Jude Medical, LLC (successor to St. Jude Medical, Inc.) for notes to be issued by Abbott as described in, and for the consideration summarized in, the table below, which we collectively refer to as the "exchange offers." We refer to St. Jude Medical, LLC as "St. Jude Medical" and to the series of notes issued by St. Jude Medical and listed in the table below collectively as the "STJ notes." We refer to the series of notes to be issued by Abbott and listed in the table below collectively as the "Abbott notes."

				Exchange Consideration(1)(2)		Early Participation Premium(1)(2)	Total Consideration(1)(2)(3)
Aggregate Principal Amount (mm)	Series of STJ notes to be Exchanged	CUSIP No.	Series of Abbott notes to be Issued	Abbott notes (principal amount)	Cash	Abbott notes (principal amount)	Abbott notes (principal amount)	Cash
$500	2.000% Senior Notes due 2018 (the "2018 STJ notes")	790849AL7	2.000% Senior Notes due 2018 (the "2018 Abbott notes")	$970	$2.50	$30	$1,000	$2.50
$500	2.800% Senior Notes due 2020 (the "2020 STJ notes")	790849AM5	2.800% Senior Notes due 2020 (the "2020 Abbott notes")	$970	$2.50	$30	$1,000	$2.50
$900	3.25% Senior Notes due 2023 (the "2023 STJ notes")	790849AJ2	3.25% Senior Notes due 2023 (the "2023 Abbott notes")	$970	$2.50	$30	$1,000	$2.50
$500	3.875% Senior Notes due 2025 (the "2025 STJ notes")	790849AN3	3.875% Senior Notes due 2025 (the "2025 Abbott notes")	$970	$2.50	$30	$1,000	$2.50
$700	4.75% Senior Notes due 2043 (the "2043 STJ notes")	790849AK9	4.75% Senior Notes due 2043 (the "2043 Abbott notes")	$970	$2.50	$30	$1,000	$2.50

(1)
Consideration, representing principal amount of Abbott notes, per $1,000 principal amount of STJ notes validly tendered, subject to any rounding as described herein.

(2)
As used in this table, the term "Abbott notes" refers, in each case, to the series of Abbott notes corresponding to the series of STJ notes of like tenor and coupon.

(3)
Includes the early participation premium for STJ notes validly tendered before the early consent date described herein and not validly withdrawn.

          In exchange for each $1,000 principal amount of STJ notes that is validly tendered prior to 5:00 p.m., New York City time, on March 6, 2017, which we refer to as the "early consent date," and not validly withdrawn, holders will be eligible to receive the consideration set out in the table above under the heading "Total Consideration," which consists of $1,000 principal amount of Abbott notes and a cash amount of $2.50 (the "consent fee") and which we refer to as the "total consideration." In respect of each series of STJ notes, the total consideration represents the sum of the amounts set out in the table above with respect to such series of STJ notes (i) under the heading "Exchange Consideration," which we refer to as the "exchange consideration," plus (ii) under the heading "Early Participation Premium," which consists of $30.00 principal amount of Abbott notes and which we refer to as the "early participation premium."

          In exchange for each $1,000 principal amount of STJ notes that is validly tendered after the early consent date but prior to the expiration date (as defined below) and not validly withdrawn, holders will be eligible to receive only the exchange consideration, which consists of $970.00 principal amount of Abbott notes and the consent fee. In respect of each series of STJ notes, the exchange consideration is equal to the difference between (i) the total consideration applicable to such series minus (ii) the early participation premium applicable to such series.

          If you validly tender STJ notes before the early consent date, you may validly withdraw your tender any time before the expiration date, but you will not receive the early participation premium unless you validly re-tender before the early consent date. If the valid withdrawal of your tender occurs before the early consent date, your consent will also be revoked, and you will not receive the consent fee unless you validly re-tender before the expiration date. If the valid withdrawal of your tender occurs after the early consent date, then, as described in this prospectus, you may not be able to revoke the related consent. If your consent is not revoked, you will be eligible to receive the consent fee.

          Each Abbott note issued in exchange for an STJ note will have an interest rate and maturity date that are identical to the interest rate and maturity date of the tendered STJ note, as well as identical interest payment dates (which will be the first interest payment date falling after the settlement date in the case of any tendered STJ note for which the corresponding record date falls before the expiration date), and will accrue interest from (and including) the most recent interest payment date of the tendered STJ note. No accrued but unpaid interest will be paid in connection with the exchange offers, except in certain limited circumstances described herein. The principal amount of each Abbott note will be rounded down, if necessary, to the nearest whole multiple of $1,000 in excess of $2,000 and Abbott will pay cash equal to the remaining portion, if any, of the exchange price of such STJ note.

          The exchange offers will expire immediately following 11:59 p.m., New York City time, on March 20, 2017, which we refer to as the "expiration date," unless Abbott, in its sole discretion, elects to extend the initial period of time during which the exchange offers, or any of them, are open, in which event the expiration date shall be the latest time and date at which the exchange offers or any of them, as extended, expire. You may withdraw tendered STJ notes at any time prior to the expiration date. As of the date of this prospectus, there was $3,100,000,000 aggregate principal amount of outstanding STJ notes.

          Concurrently with the exchange offers, Abbott is also soliciting consents from each holder of the STJ notes, on behalf of St. Jude Medical and upon the terms and conditions set forth in this prospectus, to certain amendments to each series of STJ notes and the STJ indenture (as defined below) governing it, which we refer to as the "proposed amendments." U.S. Bank National Association serves as trustee with respect to the STJ indentures. We refer to U.S. Bank National Association, in its capacity as trustee under each of the STJ indentures, as the "STJ trustee."

          The Abbott trustee and the STJ trustee are not responsible for and make no representation as to the validity, accuracy or adequacy of this prospectus and any of its contents, and are not responsible for any statement of any person in the solicitation of tenders or consents.

          St. Jude Medical issued the 2023 STJ notes and the 2043 STJ notes pursuant to that certain Indenture, dated as of July 28, 2009, between St. Jude Medical, Inc. (predecessor to St. Jude Medical, LLC) and the STJ trustee, which we refer to as the "STJ base indenture," as supplemented and amended by (i) that certain Fourth Supplemental Indenture, dated as of April 2, 2013, between St. Jude Medical, Inc. (predecessor to St. Jude Medical, LLC) and the STJ trustee, which we refer to as the "fourth supplemental indenture" and (ii) that certain Sixth Supplemental Indenture, dated as of January 4, 2017 between St. Jude Medical and the STJ trustee, which we refer to as the "sixth supplemental indenture." We refer to the STJ base indenture, as amended and supplemented by the fourth supplemental indenture and the sixth supplemental indenture as the "STJ 2013 indenture."

          St. Jude Medical issued the 2018 STJ notes, the 2020 STJ notes and the 2025 STJ notes pursuant to the STJ base indenture, as supplemented and amended by (i) that certain Fifth Supplemental Indenture, dated as of September 23, 2015, between St. Jude Medical, Inc. (predecessor to St. Jude Medical, LLC) and the STJ trustee, which we refer to as the "fifth supplemental indenture" and (ii) the sixth supplemental indenture. We refer to the STJ base indenture, as amended and supplemented by the fifth supplemental indenture and the sixth supplemental indenture as the "STJ 2015 indenture." We refer to the STJ 2013 indenture and the STJ 2015 indenture collectively as the "STJ indentures."

          You may not consent to the proposed amendments to the applicable STJ indenture without tendering your STJ notes in the applicable exchange offer, and you may not tender your STJ notes into the applicable exchange offer without consenting to the applicable proposed amendments. By tendering your STJ notes for exchange, you will be deemed to have validly delivered your consent with respect to such tendered STJ notes to the proposed amendments to the applicable STJ indenture under which such tendered STJ notes were issued, as described in the section entitled "The Proposed Amendments." You may revoke your consent at any time before the early consent date but you may not be able to revoke your consent after the early consent date as described in this prospectus.

          The consummation of each exchange offer is subject to, and conditional upon, the satisfaction or waiver of the conditions discussed in the section entitled "The Exchange Offers and Consent Solicitations—Conditions to the Exchange Offers and Consent Solicitations," including, among other things, the receipt of valid consents to the proposed amendments on behalf of holders of at least a majority of the outstanding aggregate principal amount of the applicable series of STJ notes subject to such exchange offer, which we refer to with respect to each exchange offer as the "requisite consents." Abbott may, at its option and in its sole discretion, waive any such conditions.

          Upon or promptly following the later of the early consent date and the receipt and acceptance of the requisite consents, it is anticipated that St. Jude Medical and the STJ trustee will execute a supplemental indenture with respect to each affected series of STJ notes that will, subject to the satisfaction or waiver of the conditions to the exchange offer for such affected series, eliminate various covenants, event of default provisions and other provisions under the applicable STJ indenture and applicable STJ notes. Holders of STJ notes will not be given prior notice that St. Jude Medical and the STJ trustee are executing a supplemental indenture, and you will not be able to revoke a consent that was delivered with a validly tendered STJ note after the execution of the supplemental indenture with respect to that series of STJ notes.

          Abbott intends to issue the Abbott notes on or about the second business day following the expiration date. We refer to the date on which Abbott issues such Abbott notes as the "settlement date." The STJ notes are not listed on any securities exchange. Abbott does not intend to list the Abbott notes on any securities exchange.

          This investment involves risks. Prior to participating in any of the exchange offers and consenting to the proposed amendments, please see the section entitled "Risk Factors" beginning on page 14 of this prospectus for a discussion of risks that you should consider in connection with your investment in Abbott notes.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          None of Abbott, St. Jude Medical, the exchange agent, the information agent, the STJ trustee, the Abbott trustee (as defined below) or the dealer managers makes any recommendation as to whether any holder of STJ notes should tender their STJ notes into the exchange offers and deliver consents to the proposed amendments to the applicable STJ indenture.

          The joint lead dealer managers for the exchange offers and the consent solicitations are:

BofA Merrill Lynch	Barclays	Morgan Stanley

The date of this prospectus is                        , 2017.

ABOUT THIS PROSPECTUS

        The information contained in this prospectus may change.

        As used in this prospectus, the terms "Abbott," the "Company," the "combined company," "we," "us," and "our" refer to Abbott Laboratories and its consolidated subsidiaries, unless the context requires otherwise. References to "Abbott" as the issuer of the Abbott notes are to Abbott Laboratories (and not its subsidiaries).

        Abbott has not, and the dealer managers have not, authorized anyone to provide you with any information other than that contained in or incorporated by reference into this prospectus. Abbott and the dealer managers take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. This prospectus is dated                  , 2017, and you should not assume that the information contained in this prospectus is accurate as of any date other than such date. Further, you should not assume that the information incorporated by reference into this prospectus is accurate as of any date other than the date of the incorporated document.

        This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a consent, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

        This prospectus is part of a registration statement that Abbott has filed with the Securities and Exchange Commission, which we refer to as the "SEC" or the "Commission." You should read this registration statement, any documents incorporated by reference herein, the exhibits hereto and the additional information described in the section entitled "Where You Can Find More Information" carefully and in its entirety prior to making any investment decision with respect to the Abbott notes.

i

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements contained or incorporated by reference in this prospectus are "forward-looking statements." These forward-looking statements are identified by their use of terms such as "intend," "plan," "may," "should," "will," "anticipate," "believe," "could," "estimate," "expect," "continue," "potential," "opportunity," "project," "strategy" and similar terms. Abbott cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including but not limited to: general economic and business conditions; global economic growth and activity; industry conditions; changes in laws or regulations; and risks of the outcome of pending or potential litigation or governmental investigations. Economic, competitive, governmental, technological and other factors that may affect Abbott's operations are discussed in Item 1A, "Risk Factors," in Abbott's Annual Report on SEC Form 10-K for the year ended December 31, 2016 and are incorporated by reference into this prospectus. The forward-looking statements include assumptions about Abbott's operations, such as cost controls and market conditions, and certain plans, activities or events which Abbott expects will or may occur in the future and relate to, among other things, the benefits, results, effects and timing of the proposed transaction, future financial and operating results, and Abbott's plans, objectives, expectations (financial or otherwise) and intentions.

        Consequently, all of the forward-looking statements made by Abbott contained or incorporated by reference in this prospectus are qualified by factors, risks and uncertainties, including, but not limited to, those set forth in the section entitled "Risk Factors" of this prospectus and those set forth under the headings "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" in Abbott's annual report and other filings with the SEC that are incorporated by reference into this prospectus. See the section entitled "Where You Can Find More Information."

        Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Abbott undertakes no obligation to update or revise any forward-looking statements, even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law. As a result of these risks and others, actual results could vary significantly from those anticipated herein, and Abbott's financial condition and results of operations could be materially adversely affected.

ii

 WHERE YOU CAN FIND MORE INFORMATION

        Abbott files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents Abbott files at the SEC public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings of Abbott also are available to the public at the SEC website at www.sec.gov. In addition, you may obtain free copies of the documents Abbott files with the SEC, including the registration statement on Form S-4, of which this prospectus forms a part and any of the documents filed with the SEC and incorporated herein by reference, by going to Abbott's website at www.abbott.com or by contacting Abbott's Investor Relations Department at 100 Abbott Park Road, Abbott Park, IL 60064-6400, Attention: Investor Relations, or by telephone at (224) 667-8945. The website address of Abbott is provided as an inactive textual reference only. The information provided on the Internet website of Abbott, other than copies of the documents listed below that have been filed with the SEC, is not part of this prospectus and, therefore, is not incorporated herein by reference.

        Statements contained in this prospectus, or in any document incorporated by reference into this prospectus regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows Abbott to "incorporate by reference" into this prospectus documents that Abbott files with the SEC including certain information required to be included in the registration statement on Form S-4, of which this prospectus forms a part. This means that Abbott can disclose important information to you by referring you to those documents. The information incorporated by reference into this prospectus is considered to be a part of this prospectus, and later information that Abbott files with the SEC will automatically update and supersede that information. Abbott incorporates by reference the documents and information filed with the SEC listed below:

  •
  Annual Report on Form 10-K for the fiscal year ended December 31, 2016; and

  •
  Current Reports on Form 8-K filed with the SEC on January 5, 2017, February 17, 2017 and February 21, 2017.

        Notwithstanding the foregoing, information furnished by Abbott on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed "filed" for purposes of the Exchange Act and will not be deemed to be incorporated by reference into this prospectus, unless a specific statement to the contrary is made with respect to such information.

        Abbott also incorporates by reference any future filings it makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the filing of this prospectus and before Abbott has terminated the offering. Abbott's subsequent filings with the SEC will automatically update and supersede information in this prospectus.

iii

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFERS AND CONSENT SOLICITATIONS

        The following questions and answers are intended to briefly address some commonly asked questions regarding the exchange offers and consent solicitations. These questions and answers may not address all questions that may be important to you as a holder of STJ notes. Please refer to the section entitled "Summary" and the more detailed information contained elsewhere in this prospectus and the documents referred to within or incorporated by reference into this prospectus, all of which you should read carefully and in their entirety. You may obtain the information incorporated by reference into this prospectus without charge by following the instructions in the section entitled "Where You Can Find More Information."

Q:
Who is making the exchange offers and soliciting my consent to amend the STJ indentures? (Page 22)

A:
Abbott Laboratories, an Illinois corporation, is a global healthcare company devoted to improving life through the development of products and technologies that span the breadth of healthcare. See the section entitled "The Parties to the Exchange Offers and Consent Solicitation."

Q:
What are the exchange offers and consent solicitations? (Page 85)

A:
Abbott is offering to exchange, upon the terms and conditions set forth in this prospectus, any and all of each series of outstanding STJ notes listed on the front cover of this prospectus for (i) newly issued series of Abbott notes with identical interest rates, interest payment dates and maturity dates as the corresponding series of STJ notes and (ii) certain cash consideration. See the section entitled "The Exchange Offers and Consent Solicitations—Terms of the Exchange Offers and Consent Solicitations—Subject Securities of the Exchange Offers; Total Consideration."

Abbott is soliciting consents to the proposed amendments of the STJ indentures from holders of the STJ notes, on behalf of St. Jude Medical and upon the terms and conditions set forth in this prospectus. See the section entitled "The Exchange Offers and Consent Solicitations—Terms of the Exchange Offers and Consent Solicitations—Subject Securities of the Consent Solicitations; Total Consideration."

Q:
Why is Abbott offering to exchange Abbott notes for STJ notes? (Page 85)

A:
On January 4, 2017, Abbott completed its previously announced acquisition of St. Jude Medical, Inc. pursuant to which St. Jude Medical, Inc. was ultimately merged with and into a wholly owned subsidiary of Abbott, with such wholly owned subsidiary surviving the merger and being renamed St. Jude Medical, LLC. In connection with completion of the acquisition, Abbott is conducting the exchange offers to simplify its capital structure and to give existing holders of STJ notes the option to obtain securities issued by Abbott.

Q:
Why is Abbott conducting the consent solicitations with respect to the STJ notes? (Page 85)

A:
Abbott is conducting the consent solicitations to eliminate various covenants, event of default provisions and other provisions under the STJ indentures. Completion of the exchange offers and consent solicitations is expected to ease administration of the combined company's indebtedness. See the section entitled "The Exchange Offers and Consent Solicitations—Purpose of the Exchange Offers and Consent Solicitation."

Q:
What will I receive if I tender my STJ notes in the exchange offers? (Page 85)

A:
Subject to the conditions described in this prospectus, if your STJ notes are validly tendered into the applicable exchange offer prior to the early consent date and not validly withdrawn, you will be eligible to receive the total consideration and if your STJ notes are validly tendered into the applicable exchange offer prior to the expiration date but after the early consent date, you will be eligible to receive only the exchange consideration.

Further, and subject to the conditions described in this prospectus, each Abbott note issued in exchange for an STJ note will have an interest rate and maturity date that is identical to the interest rate and maturity date of the tendered STJ note, as well as identical interest payment dates, and will accrue interest from (and including) the most recent interest payment date of the tendered STJ note (which will be the first interest payment date falling after the settlement date in the case of any tendered STJ note for which the corresponding record date falls before the expiration date). Abbott notes will be issued only in denominations of $2,000 and whole multiples of $1,000 in excess thereof. In order to be eligible to receive Abbott notes pursuant to any exchange offer, a holder must validly offer to exchange a nominal amount of STJ notes at least equal to such minimum denomination. If, with respect to any tender of STJ notes of a particular series, Abbott would be required to issue an Abbott note in a denomination other than $2,000 or a whole multiple of $1,000, then the principal amount of each Abbott note will be rounded down, if necessary, to the nearest whole multiple of $1,000 in excess of $2,000 and Abbott will pay cash equal to the remaining portion, if any, of the exchange price of such STJ note. See the section entitled "The Exchange Offers and Consent Solicitations—Terms of the Exchange Offers and Consent Solicitations—Subject Securities of the Exchange Offers; Total Consideration."

Q:
If I exchange my STJ notes, will I receive a cash payment in respect of any accrued interest? (Page 85)

A:
Generally, you will not receive a cash payment in respect of accrued interest on STJ notes as of but excluding the settlement date. Instead, the Abbott notes you receive in exchange for exchanged STJ notes will accrue interest from (and including) the most recent interest payment date of the exchanged STJ notes (which will be the first interest payment date falling after the settlement date in the case of any tendered STJ note for which the corresponding record date falls before the expiration date).

However, interest will only accrue with respect to the aggregate principal amount of Abbott notes you receive, which will be less than the principal amount of STJ notes you tendered for exchange if you tender your STJ notes after the early consent date but prior to the expiration date. See the section entitled "The Exchange Offers and Consent Solicitations—Terms of the Exchange Offers and Consent Solicitations—Subject Securities of the Consent Solicitations; Total Consideration."

Q:
How do the STJ notes differ from the Abbott notes to be issued in the exchange offers? (Page 99)

A:
The STJ notes are the obligations solely of St. Jude Medical and are governed by the applicable STJ indenture. The Abbott notes will be the obligations solely of Abbott and will be governed by the Abbott indenture (as defined below). Rights of securityholders under the applicable STJ indenture and the Abbott indenture differ in significant respects. See the section entitled, "Comparison of Rights of Securityholders."

Q:
What is the ranking of the Abbott notes? (Page 14)

A:
The Abbott notes will be Abbott's unsecured, unsubordinated debt obligations and will rank equally in right of payment with all of Abbott's other unsecured and unsubordinated debt obligations from time to time outstanding. The Abbott notes are not guaranteed by any of

  Abbott's subsidiaries and therefore the Abbott notes will be structurally subordinated to all existing and future indebtedness and other liabilities of Abbott's subsidiaries. In the event of a bankruptcy, liquidation, or similar proceeding of a subsidiary, following payment by the subsidiary of its liabilities, the subsidiary may not have sufficient assets to make payments to Abbott.

  As of December 31, 2016, assuming the acquisition of St. Jude Medical had been consummated prior to such date and the incurrence, assumption and extinguishment of certain indebtedness in connection therewith, Abbott would have had outstanding, on a consolidated basis, approximately $28.3 billion of total debt.

  •
  $0.2 billion of such consolidated debt would have constituted debt of subsidiaries of St. Jude Medical to which the STJ notes would have been structurally subordinated.

  •
  $2.5 billion of such consolidated debt would have constituted debt of the subsidiaries of the consolidated company to which the Abbott notes would have been structurally subordinated assuming all of the STJ notes are validly tendered for exchange for Abbott notes before the early consent date and accepted.

  •
  $4.0 billion of such consolidated debt would have constituted debt of the subsidiaries of the consolidated company to which the Abbott notes would have been structurally subordinated assuming only 50.1% of the STJ notes are validly tendered for exchange for Abbott notes before the early consent date and accepted.

  See "Risk Factors—Risks Related to the Abbott Notes—The Abbott notes are structurally subordinated to the liabilities of our subsidiaries, which may reduce our ability to use the assets of our subsidiaries to make payments on the notes."

Q:
Will the Abbott notes be listed on a securities exchange? (Page 14)

A:
Abbott does not presently intend to apply to list the Abbott notes on any securities exchange. See the section entitled, "Risk Factors—Risks Related to the Abbott Notes."

Q:
What are the proposed amendments that are the subject of the consent solicitations? (Page 122)

A:
The proposed amendments will eliminate various covenants, event of default provisions and other provisions under the STJ indentures. See the section entitled, "The Proposed Amendments."

Q:
What consents are required to effect the proposed amendments to the STJ indentures? (Page 122)

A:
Each STJ indenture may be amended so that such amendments affect only a particular series of STJ notes or so that such amendments affect all notes issued under that STJ indenture. For the proposed amendments to be adopted with respect to a series of STJ notes, valid consents must be received on behalf of holders of at least a majority of the aggregate principal amount of the outstanding STJ notes of such series affected by the proposed amendments, and those consents must be received prior to the expiration date for the exchange offer applicable to such series. See the section entitled, "The Proposed Amendments."

Q:
When will the proposed amendments to the STJ indentures become effective? (Page 122)

A:
If the requisite consents with respect to any series of STJ notes are received before the expiration date, the proposed amendments to the applicable STJ indenture with respect to such series will become effective on the settlement date even if STJ executes a supplemental indenture with respect to the affected series of STJ notes prior to the settlement date. This assumes that all other conditions of the exchange offers and consent solicitations are satisfied, or, in Abbott's sole discretion, waived. See the section entitled, "The Proposed Amendments."

Q:
What are the consequences of not participating in the exchange offers and consent solicitations at all? (Page 85)

A:
If the proposed amendments to a given STJ indenture with respect to any series of STJ notes have been adopted, the amendments will apply to all STJ notes of such series issued under such STJ indenture that are not validly tendered and accepted in the applicable exchange offer, even though the holders of those STJ notes did not consent to the proposed amendments. As a result, if the proposed amendments are adopted and you continue to hold STJ notes following the consummation of the exchange offer, your STJ notes will be governed by the relevant STJ indenture as amended by the proposed amendments, which will have materially less restrictive terms and afford significantly reduced protections to the holders of those securities compared to those currently in the STJ indentures or those applicable to the Abbott notes. For example, holders of the STJ notes under the amended STJ indentures will no longer be entitled to the benefits of various covenants, event of default provisions and other provisions, including provisions that relate to a change of control, and will not receive the benefits of having Abbott parent entity as the primary obligor of their notes.

In addition, it is expected that certain credit ratings on the STJ notes that remain outstanding will be withdrawn upon the completion of the exchange offers. The trading market for any remaining STJ notes may also be more limited than it is at present, and the smaller outstanding principal amount may make the trading price of the STJ notes that are not tendered and accepted more volatile. Consequently, the liquidity, market value and price volatility of STJ notes that remain outstanding may be materially and adversely affected. Therefore, if your STJ notes are not validly tendered and accepted in the applicable exchange offer, it may become more difficult for you to sell or transfer your unexchanged STJ notes after the exchange offers. See the section entitled "Risk Factors—Risks Related to the Exchange Offers and the Consent Solicitations."

Q.
What are the consequences of not participating in the exchange offers and consent solicitations before the early consent date? (Page 85)

A.
Holders that fail to tender their STJ notes (and thereby fail to deliver valid and unrevoked consents) before the early consent date but who do so prior to the expiration date and do not validly withdraw those STJ notes before the expiration date will eligible to receive the exchange consideration and will not be eligible to receive the early participation premium.

If you validly tender STJ notes before the early consent date, you may validly withdraw your tender any time before the expiration date, but you will not be eligible to receive the early participation premium unless you validly re-tender before the early consent date. If the valid withdrawal of your tender occurs before the early consent date, your consent will also be revoked, and you will not be eligible to receive the consent fee unless you validly re-tender before the expiration date. If the valid withdrawal of your tender occurs after the early consent date, then, as described in this prospectus, you may not be able to revoke the related consent. If your consent is not revoked, you will be eligible to receive the consent fee.

Upon or promptly following the later of the early consent date and the receipt and acceptance of the requisite consents, it is anticipated that St. Jude Medical and the STJ trustee will execute a supplemental indenture with respect to each affected series of STJ notes that will, subject to the satisfaction or waiver of the conditions to the exchange offer for such affected series, effectuate the proposed amendments to the applicable STJ indenture with effect from the settlement date. Holders of STJ notes will not be given prior notice that St. Jude Medical and the STJ trustee are executing a supplemental indenture, and you will not be able to revoke a consent that was delivered with a validly tendered STJ note after the execution of the supplemental indenture with respect to that series of STJ notes.

Q:
May I tender my STJ notes in the exchange offers without delivering a consent in the consent solicitation? (Page 85)

A:
No. By tendering your STJ notes of a series for exchange, you will be deemed to have validly delivered your consent to the proposed amendments to the STJ indenture with respect to that specific series, as further described under "The Proposed Amendments." You may not consent to the proposed amendments to the applicable STJ indenture and STJ notes without tendering your STJ notes in the appropriate exchange offer and you may not tender your STJ notes for exchange without consenting to the applicable proposed amendments.

Q:
May I deliver a consent in the consent solicitation without tendering my STJ notes in the exchange offers (Page 85)

A:
No. As a holder of STJ notes, you may deliver your consent to the proposed amendments to a STJ indenture only by tendering your STJ notes governed by such STJ indenture in the exchange offer.

Q:
Can I revoke my consent without withdrawing my STJ notes? (Page 92)

A:
No. You may revoke your consent only by withdrawing the STJ notes you have tendered. If the valid withdrawal of your tender occurs before the early consent date, your consent will also be revoked and you will not be eligible to receive the consent fee unless you validly re-tender before the expiration date. If the valid withdrawal of your tender occurs after the early consent date, then, as described in this prospectus, you may not be able to revoke the related consent. If your consent is not revoked, you will be eligible to receive the consent fee.

Q:
Can I withdraw my previously tendered STJ notes and previously delivered consents? Until what time? (Page 92)

A:
Tenders of STJ notes may be validly withdrawn at any time prior to the expiration date. Consents to the proposed amendments may be revoked at any time before the later of the early consent date and the date on which the requisite consents are obtained for such series of STJ notes. You may revoke your consent only by withdrawing the STJ notes you have tendered. Following the expiration date, tenders of STJ notes may not be validly withdrawn unless Abbott is otherwise required by law to permit withdrawal. In the event of termination of an exchange offer, the STJ notes tendered pursuant to such exchange offer will be promptly returned to the tendering holder. See the section entitled "The Exchange Offers and Consent Solicitations—Terms of the Exchange Offers and Consent Solicitations—Withdrawal Rights; Revocation of Consents."

Q:
How do I withdraw my previously tendered STJ notes and previously delivered consents? (Page 92)

A:
The procedures by which you may withdraw previously tendered STJ notes or cause previously tendered STJ notes to be withdrawn will depend upon the manner in which you hold your STJ notes.

Tenders of STJ notes in connection with any of the exchange offers may be withdrawn at any time prior to the expiration date of the particular exchange offer or, if such STJ notes have not been accepted for payment, on or after April 18, 2017, the forty-first business day after the commencement of the exchange offers. Consents to the proposed amendments in connection with the consent solicitations may be revoked at any time prior to the latest of the early consent date and the date on which the requisite consent is obtained for the applicable series of STJ notes, but may not be withdrawn at any time thereafter. A valid withdrawal of tendered STJ notes prior to the later of the early consent date and the date on which the requisite consents are obtained for the applicable series of STJ notes will be deemed to be a concurrent revocation of the related consent to the proposed amendments to the appropriate STJ Indenture, and vice versa. However, a valid withdrawal of STJ notes thereafter will not be deemed a revocation of the related consents, and your consents will continue to be deemed delivered.

  If you previously caused your STJ notes to be tendered by giving instructions to a broker, bank or other nominee, you must instruct such broker, bank or other nominee to arrange for the withdrawal of your STJ notes. You should contact the institution that holds your STJ notes for more details.

  See the section entitled "The Exchange Offers and Consent Solicitations—Terms of the Exchange Offers and Consent Solicitations—Withdrawal Rights; Revocation of Consents."

Q:
Does Abbott have a recommendation with respect to the offers and consent solicitations? (Page 14)

A:
None of Abbott, the Abbott board of directors, the dealer managers, the information agent, the exchange agent, the STJ trustee, or the Abbott trustee makes any recommendation in connection with the exchange offers or consent solicitations as to whether any holder of STJ notes should tender or refrain from tendering all or any portion of the principal amount of that holder's STJ notes (and in so doing, consent to the adoption of the proposed amendments to the STJ indentures), and no one has been authorized by any of them to make such a recommendation. See the section entitled "Risk Factors—Risks Related to the Exchange Offers and the Consent Solicitations."

Q:
When will the exchange offers expire? (Page 87)

A:
Each exchange offer will expire immediately following 11:59 p.m., New York City time, on March 20, 2017, unless Abbott, in its sole discretion, extends the exchange offer, in which case the expiration date will be the latest date and time to which the exchange offer is extended. See the section entitled "The Exchange Offers and Consent Solicitations—Terms of the Exchange Offers and Consent Solicitations—Expiration Date of the Exchange Offers and Consent Solicitations."

Q:
How will I be notified if the expiration date is extended? (Page 87)

A:
If Abbott extends the exchange offers and consent solicitations or any of them, Abbott will inform D.F. King & Co., Inc., the exchange agent for the exchange offers, which we refer to as the "exchange agent," of that fact and Abbott will make a public announcement of the extension, by no later than 9:00 a.m., New York City time, on the next business day after the applicable exchange offer or consent solicitations were previously scheduled to expire. See the section entitled "The Exchange Offers and Consent Solicitations—Terms of the Exchange Offers and Consent Solicitations—Extension of and Amendments to the Exchange Offers and Consent Solicitations; Material Changes and Announcements."

Q:
What are the conditions to the exchange offers or the consent solicitations? (Page 95)

A:
The consummation of each exchange offer is subject to, and conditional upon, the satisfaction or waiver of the conditions discussed in the section entitled "Certain Conditions to the Exchange Offers and Consent Solicitations," including, among other things, the receipt of the requisite consents with respect to the applicable series of STJ notes subject to such exchange offer. Abbott may, at its option and in its sole discretion, waive any such conditions except the condition that the registration statement of which this prospectus forms a part has been declared effective by the Commission. For information about other conditions to Abbott's obligations to complete the exchange offers, see the section entitled "Certain Conditions to the Exchange Offers and Consent Solicitations."

Q:
Will Abbott accept all tenders of STJ notes? (Page 89)

A:
Subject to the satisfaction or waiver of the conditions to the exchange offers, Abbott will accept for exchange any and all STJ notes that (i) have been validly tendered in the exchange offers before the expiration date and (ii) have not been validly withdrawn. See the section entitled "The Exchange Offers and Consent Solicitations—Terms of the Exchange Offers and Consent Solicitations—Acceptance for Exchange; Return of and Payment for STJ Notes; Effectiveness of Proposed Amendments."

Q:
When will Abbott issue the Abbott notes and pay the cash consideration? (Page 89)

A:
Assuming the conditions to the exchange offers are satisfied or waived, Abbott will issue the Abbott notes in book-entry form and pay the cash consideration promptly on or about the second business day following the expiration date, which we refer to as the "settlement date." See the section entitled "The Exchange Offers and Consent Solicitations—Terms of the Exchange Offers and Consent Solicitations—Acceptance for Exchange; Return of and Payment for STJ Notes; Effectiveness of Proposed Amendments."

Q:
How do I exchange my STJ notes and consent to the proposed amendments? (Page 89)

A:
If you hold STJ notes and wish to exchange those notes for the total consideration, you must validly tender (or cause the valid tender of) your STJ notes using the procedures described in the section entitled "The Exchange Offers and Consent Solicitations—Terms of the Exchange Offers and Consent Solicitations—Procedures for Tendering and Consenting." The proper tender of STJ notes will constitute an automatic consent to the proposed amendments to the relevant STJ indenture.

The procedures by which you may tender or cause to be tendered STJ notes will depend upon the manner in which you hold your STJ notes. Beneficial owners of STJ notes that hold their STJ notes in street name through a broker, dealer, commercial bank, trust company or other nominee, must contact the institution that holds your STJ notes and follow such broker, dealer, commercial bank, trust company or other nominee's procedures for instructing the tender of your STJ notes. You should contact the institution that holds your STJ notes for more details. No alternative, conditional or contingent tenders will be accepted.

Currently, all of the STJ notes are held in book-entry form and can only be tendered through the applicable procedures of The Depository Trust Company, which we refer to as "DTC." However, if any STJ notes are subsequently issued in certificated form and are held of record by a custodian bank, depositary, broker, trust company or other nominee, and you wish to tender the securities in the exchange offers, you should contact that institution promptly and instruct the institution to tender on your behalf. The record holder will tender your notes on your behalf, but only if you instruct the record holder to do so.

No guaranteed delivery procedures are being offered in connection with the exchange offers and consent solicitations. You must tender your STJ notes and deliver your consent by the expiration date in order to participate in the exchange offers.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of STJ notes in connection with the exchange offers will be determined by Abbott, in its sole discretion, and its determination will be final and binding.

See the section entitled "The Exchange Offers and Consent Solicitations—Terms of the Exchange Offers and Consent Solicitations—Procedures for Tendering and Consenting."

Q:
Who can I talk to if I have any questions about the exchange offers or the consent solicitations?

A:
Questions concerning the terms of the exchange offers or the consent solicitations should be directed to the joint lead dealer managers:

BofA Merrill Lynch
214 North Tryon Street, 14th Floor
Charlotte, North Carolina 28255
Attn: Liability Management Group
Collect: (980) 387-3907
Toll-Free: (888) 292-0700

Barclays
745 Seventh Avenue, 5th Floor
New York, New York 10019
Attn: Liability Management Group
Collect: (212) 528-7581
Toll-Free: (800) 438-3242
Email: us.lm@barclays.com

Morgan Stanley & Co. LLC
1585 Broadway, 4th Floor
New York, New York 10036
Attn: Liability Management Group
Collect: (212) 761-1057
Toll-Free: (800) 624-1808
Email: lmgny@morganstanley.com

  Questions concerning tender procedures and requests for additional copies of this prospectus should be directed to the information agent:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Attn: Andrew Beck
Bank and Brokers Call Collect: (212) 269-5550
All Others, Please Call Toll-Free: (800) 659-6590
Email: abt@dfking.com

 SUMMARY

        The following summary highlights selected information in this prospectus and may not contain all the information that may be important to you as a holder of STJ notes. Accordingly, we encourage you to read carefully this entire prospectus and the documents referred to in or incorporated by reference into this prospectus. Each item in this summary includes a page reference directing you to a more complete description of that topic. You may obtain the information incorporated by reference into this prospectus without charge by following the instructions in the section entitled "Where You Can Find More Information."

Parties to the Exchange Offers and Consent Solicitations (Page 22)

Abbott Laboratories (Page 22)

100 Abbott Park Road
Abbott Park, Illinois 60064-6400
(224) 667-6100

        Abbott Laboratories, an Illinois corporation, is a global healthcare company devoted to improving life through the development of products and technologies that span the breadth of healthcare. With a portfolio of leading, science-based offerings in diagnostics, medical devices, nutritionals and branded generic pharmaceuticals, Abbott serves people in more than 150 countries and employs approximately 94,000 people. Abbott shares are listed on the NYSE under the symbol "ABT." Abbott shares are also listed on the Chicago Stock Exchange and traded on various regional and electronic exchanges. Outside of the United States, Abbott shares are listed on the SIX Swiss Exchange. The ticker symbol for Abbott shares on such other exchanges is also "ABT."

St. Jude Medical, LLC (Page 22)

c/o Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400
(224) 667-6100

        St. Jude Medical, LLC, a Delaware limited liability company, is a wholly owned subsidiary of Abbott Laboratories and the corporate successor to St. Jude Medical, Inc. On January 4, 2017, Abbott completed its previously announced acquisition of St. Jude Medical, Inc. pursuant to which St. Jude Medical, Inc. was ultimately merged with and into a wholly owned subsidiary of Abbott, with such wholly owned subsidiary surviving the merger and being renamed St. Jude Medical, LLC.

Amendments and Supplements (Page iii)

        Abbott may be required to amend or supplement this prospectus at any time to add, update or change the information contained in this prospectus. You should read this prospectus and any amendment or supplement hereto, together with the documents incorporated by reference herein and the additional information described in the section entitled "Where You Can Find More Information."

Risk Factors (Page 14)

        An investment in the Abbott notes involves risks that a potential investor should carefully evaluate prior to making such an investment. See the section entitled "Risk Factors."

Use of Proceeds (Page 84)

        Abbott will not receive any cash proceeds from the issuance of the Abbott notes in connection with the exchange offers. See the section entitled "Use of Proceeds."

Certain Information About the Exchange Offers and Consent Solicitations (Page 85)

Effect of Tendering (Page 93)

        Any valid tender of an STJ note prior to the applicable expiration date that is not validly withdrawn will constitute a binding agreement between that holder and Abbott and a consent to the proposed amendments, upon the terms and subject to the conditions of the relevant exchange offer. The acceptance of the exchange offers by a tendering holder of STJ notes will constitute the agreement by that holder to deliver good and marketable title to the tendered STJ notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind. If the proposed amendments to the applicable STJ indenture have been adopted with respect to any series of STJ notes, the amendments will apply to all STJ notes of such series that are not acquired in the exchange offers, even though the holders of those STJ notes of such series did not consent to the proposed amendments.

Financing of the Exchange Offers and Consent Solicitations (Page 93)

        Assuming all STJ notes are exchanged, Abbott estimates that it will require approximately $7.8 million to pay the cash consideration comprising part of the total consideration. Abbott will finance the cash consideration with available cash on hand. Consequently, the exchange offers are not subject to any financing conditions.

Absence of Dissenters' Rights (Page 93)

        Holders of the STJ notes do not have any appraisal or dissenters' rights under New York law, the law governing the STJ indentures and the STJ notes, or under the terms of the STJ indentures in connection with the exchange offers and consent solicitations.

Transfer Taxes (Page 94)

        Abbott will pay all transfer taxes, if any, applicable to the transfer and sale of STJ notes to it in the exchange offers. If transfer taxes are imposed for any other reason, the amount of those transfer taxes, whether imposed on the registered holders or any other persons, will be payable by the tendering holder.

        If satisfactory evidence of payment of or exemption from those transfer taxes is not submitted to the exchange agent, the amount of those transfer taxes will be billed directly to the tendering holder and/or withheld from any payments due with respect to the STJ notes tendered by such holder.

U.S. Federal Backup Withholding (Page 94)

        Under current U.S. federal income tax law, the exchange agent (as payer) may be required under the backup withholding rules to withhold a portion of any payments made to certain holders (or other payees) of STJ notes pursuant to the exchange offers and consent solicitations. See the section entitled "Material U.S. Federal Income Tax Consequences—Backup Withholding and Information Reporting."

Costs of the Exchange Offers and Consent Solicitations (Page 97)

        The expenses of soliciting tenders and consents with respect to the STJ notes will be borne by Abbott. The principal solicitations are being made by mail. Additional solicitations may be made by facsimile transmission, telephone or in person by the dealer managers and the information agent, as well as by officers and other employees of Abbott and its affiliates. Tendering holders of STJ notes will not be required to pay any fee or commission to the dealer managers. If a tendering holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, that holder may be required to pay brokerage fees or commissions.

        In the aggregate, Abbott expects to incur approximately $9.8 million in fees and expenses in connection with the exchange offers and consent solicitations (excluding the cash consideration payable in respect of the total consideration). See the section entitled "Additional Information About the Exchange Offers and Consent Solicitations—Costs of the Exchange Offers and Consent Solicitations."

Material U.S. Federal Income Tax Consequences (Page 124)

        For a discussion of certain anticipated U.S. federal income tax consequences associated with the exchange of (and the failure to exchange) STJ notes for Abbott notes in the exchange offers and consent solicitations and holding Abbott notes received in the exchange, see the section entitled "Material U.S. Federal Income Tax Consequences." Holders of STJ notes should consult their own tax advisors as to the consequences to them of the exchange offers or failure to participate in the exchange offers and consent solicitations.

The Abbott Notes (Page 114)

Issuer	Abbott Laboratories, an Illinois corporation.
Notes Offered	$500,000,000 aggregate principal amount of 2.000% Senior Notes due 2018
$500,000,000 aggregate principal amount of 2.800% Senior Notes due 2020
$900,000,000 aggregate principal amount of 3.25% Senior Notes due 2023
$500,000,000 aggregate principal amount of 3.875% Senior Notes due 2025
$700,000,000 aggregate principal amount of 4.75% Senior Notes due 2043
Interest Rates; Interest Payment Dates; Maturity Dates	Each new series of Abbott notes will have the same interest rates, maturity dates and interest payment dates as the corresponding series of STJ notes for which they are being offered in exchange.

Each Abbott note will bear interest from (and including) the most recent interest payment date on which interest has been paid on the corresponding STJ note (which will be the first interest payment date falling after the settlement date in the case of any tendered STJ note for which the corresponding record date falls before the expiration date). Holders of STJ notes that are accepted for exchange will be deemed to have waived the right to receive any payment from St. Jude Medical in respect of interest accrued from the date of the last interest payment date in respect of their STJ notes until the date of the issuance of the Abbott notes. Consequently, holders of Abbott notes who tendered their STJ notes before the expiration date will receive the same interest payments that they would have received had they not exchanged their STJ notes in the applicable exchange offer, provided that interest will only accrue with respect to the aggregate principal amount of Abbott notes you receive, which will be less than the principal amount of STJ notes you tendered if you tender your STJ notes after the early consent date but prior to the expiration date.

Except as otherwise set forth above under "The Exchange Offers and Consent Solicitations—Terms of the Exchange Offers and Consent Solicitations—Subject Securities of the Exchange Offer; Total Consideration," you will not receive a payment for accrued and unpaid interest on STJ notes you exchange at the time of the exchange.

Interest Rates and Maturity Dates	Interest Payment Dates	First Interest Payment Date
2.000% Senior Notes due September 15, 2018	March 15 and September 15	September 15, 2017
2.800% Senior Notes due September 15, 2020	March 15 and September 15	September 15, 2017
3.25% Senior Notes due April 15, 2023	April 15 and October 15	April 15, 2017
3.875% Senior Notes due September 15, 2025	March 15 and September 15	September 15, 2017
4.75% Senior Notes due April 15, 2043	April 15 and October 15	April 15, 2017

Ranking	The Abbott notes will be Abbott's unsecured, unsubordinated debt obligations and will rank equally in right of payment with all of Abbott's other unsecured and unsubordinated debt obligations from time to time outstanding.
Optional Redemption
Abbott may redeem each series of the Abbott notes, at any time at its option, in whole or from time to time in part, at the redemption prices described in the section entitled "Description of Abbott Notes—Redemption of the Abbott Notes—Optional Redemption."
Change of Control Triggering Event Offer	None.
No Trading Market
Each series of Abbott notes constitutes a new issue of securities, for which there is no existing trading market. Abbott does not intend to list the Abbott notes on any securities exchange. There can be no assurance as to the development or liquidity of any market for the Abbott notes.

RISK FACTORS

        Abbott's business is subject to uncertainties and risks. In addition to the other information contained or incorporated by reference into this prospectus, including the matters addressed in the section entitled "Cautionary Statement Regarding Forward-Looking Statements," holders of STJ notes should carefully consider the following risk factors in determining whether to tender their STJ notes into the exchange offers and deliver their consents to the proposed amendments pursuant to the consent solicitations. Holders of STJ notes should also read and consider the risk factors associated with the businesses of Abbott because these risk factors may affect the operations and financial results of the combined company. These risk factors may be found under Item 1A. "Risk Factors" in Abbott's Annual Report on Form 10-K for the fiscal year ended December 31, 2016. See the section entitled "Where You Can Find More Information."

Risks Related to the Abbott Notes

A public trading market for the Abbott notes may not develop.

        We have not applied and do not intend to apply for listing of the Abbott notes on any securities exchange or any automated quotation system. As a result, markets for the notes may not develop or, if any do develop, they may not be sustained. If active markets for the Abbott notes fail to develop or cannot be sustained, the trading prices and liquidity of the notes could be adversely affected.

If a public trading market for Abbott notes develops, the market prices for the Abbott notes may be volatile.

        The market prices of the notes will depend on many factors that may vary over time and some of which are beyond our control, including:

  •
  our financial performance;

  •
  the amount of indebtedness we and our subsidiaries have outstanding;

  •
  market interest rates;

  •
  the market for similar securities;

  •
  competition; and

  •
  general economic conditions.

        As a result of these factors, you may only be able to sell your Abbott notes at prices below those you believe to be appropriate.

The prices at which you will be able to sell your Abbott notes prior to maturity will depend on a number of factors and may be substantially less than the value of the STJ notes you exchange.

        We believe that the value of each series of the Abbott notes in any secondary market that may develop will be affected by the supply of, and demand for, such Abbott notes, interest rates and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what Abbott expects to be the impact on the market values of the Abbott notes of a change in a specific factor, assuming all other conditions remain constant.

  •
  Changes in Interest Rates.  In general, as market interest rates rise, notes bearing interest at a fixed rate generally decline in value because the premium, if any, over market interest rates will decline. Consequently, if you purchase Abbott notes and market interest rates increase, the market values of your notes may decline. Abbott cannot predict the future level of market interest rates.

  •
  Abbott's Credit Rating, Financial Condition and Results of Operations.  We expect that each series of Abbott notes will be rated by at least one credit rating agency that is a nationally recognized statistical rating organization. The ratings of each series of Abbott notes will primarily reflect our financial strength and will change in accordance with the rating of our financial strength. Any rating agency that rates the Abbott notes may lower its rating or decide not to rate the Abbott notes in its sole discretion. Actual or anticipated changes in our credit ratings, financial condition or results of operations may affect the market value of the Abbott notes. In general, if our credit rating is downgraded, the market value of the Abbott notes may decrease. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency. Any such ratings do not correspond to market price or suitability for a particular investor. No person is obligated to maintain any rating on the Abbott notes, and therefore Abbott cannot assure you that any ratings assigned to the Abbott notes will not be lowered or withdrawn by the assigning rating agency at any time thereafter.

The Abbott notes do not restrict Abbott's ability to incur additional debt nor prohibit Abbott from taking other action that could negatively impact holders of the Abbott notes.

        We are not restricted under the terms of the Abbott indenture or the Abbott notes from incurring additional indebtedness. Subject to numerous exceptions, the terms of the Abbott indenture limit our ability to secure additional debt without also securing the Abbott notes and to enter into sale and leaseback transactions. See Sections 10.6 and 10.7 of the Abbott indenture. In addition, the Abbott notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt, secure existing or future debt, or take a number of other actions that are not limited by the terms of the Abbott indenture and the Abbott notes, including repurchasing indebtedness or common shares or preferred shares, if any, or paying dividends, could have the effect of diminishing our ability to make payments on the Abbott notes when due.

Neither Abbott nor any of its subsidiaries have any property that has been determined to be a principal domestic property under the Abbott indenture.

        The Abbott indenture includes covenants that, among other things, limit Abbott's ability and the ability of its domestic subsidiaries to (i) incur, issue, assume or guarantee any indebtedness for borrowed money secured by a mortgage on any principal domestic property or any shares of stock or debt of any domestic subsidiary without effectively providing that the notes be secured equally and ratably and (ii) enter into sale and leaseback transactions with respect to principal domestic properties. However, as of December 31, 2016, neither Abbott, nor any of its subsidiaries have any property that constitutes a principal domestic property under the Abbott indenture.

The Abbott board of directors has broad discretion to determine that a property is not a principal domestic property and therefore is not subject to certain covenants in the Abbott indenture governing the Abbott notes.

        The Abbott indenture includes covenants that, among other things, limit our ability and the ability of our domestic subsidiaries to (i) incur, issue, assume or guarantee any indebtedness for borrowed money secured by a mortgage on any principal domestic property or any shares of stock or debt of any domestic subsidiary without effectively providing that the Abbott notes be secured equally and ratably and (ii) enter into sale and leaseback transactions with respect to principal domestic properties. The Abbott indenture provides that a principal domestic property means any building, structure or other facility, together with the land upon which it is erected and fixtures comprising a part thereof, used primarily for manufacturing, processing, research, warehousing or distribution and located in the United States of America (excluding its territories and possessions and Puerto Rico), owned or leased by us or any of our domestic subsidiaries and having a net book value which, on the date the determination as to whether a property is a principal domestic property is being made, exceeds 2% of our consolidated net assets, other than any such building, structure or other facility or a portion thereof (i) which is an air or water pollution control facility financed by state or local governmental obligations, or (ii) which the chairman of the board of directors, the chief executive officer, an executive vice president, a senior vice president or a vice president, and the chief financial officer, the treasurer, or an assistant treasurer, of Abbott determines in good faith, at any time on or prior to such date, is not of material importance to the total business conducted, or assets owned, by us and our subsidiaries as an entirety. Although it has not yet done so, under the terms of the Abbott indenture, our chairman of the board of directors or any such executive officers may determine from time to time after the issuance of the Abbott notes that a property is not a principal domestic property and therefore such property is not subject to the covenants in the Abbott indenture.

Abbott's financial performance and other factors could adversely impact our ability to make payments on the Abbott notes.

        Our ability to make scheduled payments with respect to our indebtedness, including the Abbott notes, will depend on our financial and operating performance, which, in turn, are subject to prevailing economic conditions and to financial, business and other factors beyond our control.

The Abbott notes will be unsecured and effectively subordinated to our secured debt because, in certain circumstances, the holders of secured debt will be entitled to proceed against the collateral securing such debt and only the proceeds of such collateral in excess of the secured debt will be available for payment of the unsecured debt, including the Abbott notes.

        The Abbott notes will be unsecured. As of December 31, 2016, we did not have any significant secured debt outstanding. The holders of any secured debt that we may have may foreclose on our assets securing our debt, reducing the cash flow from the foreclosed property available for payment of unsecured debt. The holders of any secured debt that we may have also would have priority over unsecured creditors in the event of our liquidation. In the event of our bankruptcy, liquidation, or similar proceeding, the holders of secured debt that we may have would be entitled to proceed against their collateral, and that collateral will not be available for payment of unsecured debt, including the Abbott notes. As a result, the Abbott notes will be effectively subordinated to any secured debt that we may have to the extent of the collateral securing such debt.

The Abbott notes are structurally subordinated to the liabilities of our subsidiaries, which may reduce our ability to use the assets of our subsidiaries to make payments on the Abbott notes.

        The Abbott notes are not guaranteed by our subsidiaries and therefore the Abbott notes will be structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries (including St. Jude Medical and its subsidiaries). In the event of a bankruptcy, liquidation, or similar proceeding of a subsidiary, following payment by the subsidiary of its liabilities, the subsidiary may not have sufficient assets to make payments to us.

        As of December 31, 2016, assuming the acquisition of St. Jude Medical had been consummated prior to such date and the incurrence and assumption and extinguishment of certain indebtedness in connection therewith, Abbott would have had outstanding, on a consolidated basis, approximately $28.3 billion of total debt.

  •
  $0.2 billion of such consolidated debt would have constituted debt of subsidiaries of St. Jude Medical to which the STJ notes would have been structurally subordinated.

  •
  $2.5 billion of such consolidated debt would have constituted debt of the subsidiaries of the consolidated company to which the Abbott notes would have been structurally subordinated assuming all of the STJ notes are validly tendered for exchange for Abbott notes before the early consent date and accepted.

  •
  $4.0 billion of such consolidated debt would have constituted debt of the subsidiaries of the consolidated company to which the Abbott notes would have been structurally subordinated assuming only 50.1% of the STJ notes are validly tendered for exchange for Abbott notes before the early consent date and accepted.

Redemption may adversely affect your return on the Abbott notes.

        Abbott has the right to redeem some or all of the Abbott notes prior to maturity, as described in the section entitled "Description of Abbott Notes—Redemption of the Abbott Notes—Optional Redemption." Abbott may redeem the Abbott notes at times when prevailing interest rates may be relatively low. Accordingly, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that of the Abbott notes.

Risks Related to the Exchange Offers and the Consent Solicitations

The proposed amendments to the STJ indentures will afford reduced protection to remaining holders of STJ notes.

        If the proposed amendments to the STJ indentures with respect to a series of STJ notes are adopted, the covenants and some other terms of that series of STJ notes will be materially less restrictive and will afford significantly reduced protection to remaining holders of that series of STJ notes as compared to the covenants and other provisions currently contained in the applicable STJ indenture governing that series of STJ notes.

        If the proposed amendments are adopted with respect to a series of STJ notes, each non-exchanging holder of that series will be bound by the proposed amendments even if that holder did not consent to the proposed amendments. These amendments will permit St. Jude Medical to take certain actions previously prohibited that could increase the credit risk with respect to, and might adversely affect the liquidity, market price and price volatility of, the STJ notes, or otherwise be materially adverse to the interests of the holders of the STJ notes. See the section entitled "The Proposed Amendments."

The liquidity of the STJ notes that are not exchanged will be reduced.

        The trading market for unexchanged STJ notes will become more limited and could cease to exist due to the reduction in the amount of the STJ notes outstanding upon consummation of the exchange offers. A more limited trading market might adversely affect the liquidity, market price and price volatility of these securities. If a market for unexchanged STJ notes exists or develops, those securities may trade at a discount to the price at which the securities would trade if the amount outstanding were not reduced, depending on prevailing interest rates, the market for similar securities and other factors. However, there can be no assurance that an active market in the unexchanged STJ notes will exist, develop or be maintained or as to the prices at which the unexchanged STJ notes may be traded.

Certain credit ratings for the STJ notes are expected to be withdrawn following the exchange offers.

        We expect that certain credit ratings on the unexchanged STJ notes will be withdrawn after the completion of the exchange offers, which could materially adversely affect the market price for each series of unexchanged STJ notes.

There are differences between certain of the STJ notes and the Abbott notes for which such STJ notes are exchanged.

        The Abbott notes will have the same currency, maturity dates, interest rates and interest payment dates as the STJ notes for which they are exchanged. Certain other terms of the Abbott notes, including those described under the caption "Description of the Differences Between the Abbott notes and the STJ notes," will be different from those of the STJ notes, and these differences may be significant. Holders of STJ notes should review the terms of the Abbott notes and the STJ notes and consider the differences carefully.

The exchange offers and consent solicitations may be cancelled or delayed.

        The consummation of each exchange offer is subject to, and conditional upon, among other things, the receipt of the requisite consents with respect to the applicable series of STJ notes subject to such exchange offer. If you validly tender STJ notes before the early consent date, you may validly withdraw your tender any time before the expiration date. If the valid withdrawal of your tender occurs before the later of the early consent date and the date on which the requisite consents for the applicable series of STJ notes is obtained, your consent will also be revoked. If the valid withdrawal of your tender occurs after such time and before the expiration date, you will not be able to revoke the related consent. Even if each of the exchange offers and consent solicitations is completed, the exchange offers and consent solicitations may not be completed on the schedule described in this prospectus. Holders participating in the exchange offers and consent solicitations may therefore have to wait longer than expected to receive their Abbott notes and any cash consideration. During that time those holders of STJ notes will not be able to effect transfers of their STJ notes tendered for exchange.

You may not revoke your consent after the applicable supplemental indenture is executed.

        Upon or promptly following the later of the early consent date and the receipt and acceptance of the requisite consents, it is anticipated that St. Jude Medical and the STJ trustee will execute a supplemental indenture with respect to each affected series of STJ notes that will, subject to the satisfaction or waiver of the conditions to the exchange offer for such affected series, effectuate the proposed amendments to the applicable STJ indenture with effect from the settlement date. Holders of STJ notes will not be given prior notice that St. Jude Medical and the STJ trustee are executing a supplemental indenture, and you will not be able to revoke a consent that was delivered with a validly tendered STJ note after the execution of the supplemental indenture with respect to that series of STJ notes.

We may acquire STJ notes in future transactions.

        We may in the future seek to acquire STJ notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The terms of any of those purchases or offers could differ from the terms of these exchange offers and such other terms may be more or less favorable to holders of STJ notes. In addition, repurchases by us of STJ notes in the future could further reduce the liquidity of the applicable series of STJ notes.

You may not receive Abbott notes in the exchange offers if the procedures for the exchange offers are not followed.

        Abbott will issue the Abbott notes in exchange for your STJ notes only if you tender your STJ notes and deliver a properly completed electronic transmittal through DTC's Automated Tender Offer Program and other required documents before expiration of the exchange offers. You should allow sufficient time to ensure timely delivery of the necessary documents. None of Abbott, St. Jude Medical, the exchange agent, the information agent, the dealer managers or any other person is under any duty to give notification of defects or irregularities with respect to the tenders of STJ notes for exchange.

        Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadlines for participation in the exchange offers and consent solicitations. Accordingly, beneficial owners wishing to participate in the exchange offers and consent solicitations should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the exchange offers and consent solicitations.

The consideration to be received in the exchange offers does not reflect any valuation of the STJ notes or the Abbott notes and is subject to market volatility.

        Abbott has made no determination that the consideration to be received in the exchange offers represents a fair valuation of either the STJ notes or the Abbott notes. Abbott has not obtained a fairness opinion from any financial advisor about the fairness to it or to you of the consideration to be received by holders of STJ notes. Accordingly, none of Abbott, St. Jude Medical, the dealer managers, the information agent, the exchange agent nor any other person is making any recommendation as to whether or not you should tender STJ notes for exchange in the exchange offers or deliver a consent pursuant to the consent solicitations.

Risks Related to Abbott's Business

        Economic, competitive, governmental, technological and other factors that may affect Abbott's operations are discussed in Item 1A, "Risk Factors," in Abbott's Annual Report on SEC Form 10-K for the year ended December 31, 2016, and are incorporated herein by reference. See the section entitled "Where You Can Find More Information."

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        The selected unaudited pro forma condensed combined financial information gives effect to the acquisition of St. Jude Medical by Abbott. The selected pro forma financial information has been prepared using the acquisition method of accounting under GAAP. The selected Unaudited Pro Forma Condensed Combined Balance Sheet data as of December 31, 2016 gives effect to the transaction as if it had occurred on December 31, 2016. The selected Unaudited Pro Forma Condensed Combined Statement of Earnings data for the year ended December 31, 2016 give effect to the transaction as if it had occurred on January 1, 2016.

        On September 16, 2016, Abbott announced that it had entered into an agreement dated September 14, 2016 to sell Abbott Medical Optics ("AMO"), its vision care business, to Johnson & Johnson for $4.325 billion in cash, subject to customary purchase price adjustments for cash, debt, and working capital. This transaction is expected to close in the first quarter of 2017 and is subject to customary closing conditions, including regulatory approvals. The Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2016 gives effect to this sale as if it had occurred on December 31, 2016. The Unaudited Pro Forma Condensed Combined Statement of Earnings for the year ended December 31, 2016 gives effect as if the sale had occurred on January 1, 2016.

        As explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the acquisition accounting is dependent upon certain valuations and other analyses that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. See the section entitled "Unaudited Pro Forma Condensed Combined Financial Information." Accordingly, the pro forma financial information is preliminary and has been prepared solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences may have a material impact on the accompanying unaudited pro forma condensed combined financial information and the future results of operations and financial position of the combined company.

        The selected unaudited pro forma condensed combined financial information has been prepared by Abbott in accordance with the regulations of the SEC, is presented for informational purposes only, and is not necessarily indicative of the condensed consolidated financial position or results of operations that would have been realized had the mergers occurred as of the dates indicated above, nor is it meant to be indicative of any anticipated condensed consolidated financial position or future results of operations that the combined entity will experience after the mergers. The selected unaudited pro forma condensed combined financial information includes adjustments that give effect to events that are directly attributable to the mergers, factually supportable, and with respect to the statements of earnings, expected to have a continuing impact on the combined results. The accompanying selected unaudited pro forma condensed combined financial statements do not include the impact of any expected cost savings, restructuring actions, or operating synergies that may be achievable subsequent to the mergers or the costs necessary to achieve any such savings, restructurings, or synergies.

        The selected unaudited pro forma condensed combined financial information is derived from, and should be read in conjunction with the more detailed unaudited pro forma condensed combined financial statements of the combined company appearing elsewhere in this prospectus and the accompanying notes to such pro forma statements. For additional information, see the sections entitled "Where You Can Find More Information" and "Unaudited Pro Forma Condensed Combined Financial Information." In addition, the selected unaudited pro forma condensed combined financial information is derived from and should be read in conjunction with (i) the historical consolidated financial statements of Abbott (in Abbott's Annual Report on Form 10-K for the year ended December 31, 2016 which are incorporated by reference into this prospectus) and (ii) the historical consolidated financial statements of St. Jude Medical for the year-ended December 31, 2016 which are included in this prospectus.

 Selected Unaudited Pro Forma Condensed Combined Statement of Earnings

Year Ended December 31, 2016
(in millions, except per share data)
Net sales	$25,635
Earnings (loss) from continuing operations(1)(2)	$721
Earnings (loss) per share—basic(1)(2)	$0.41
Earnings (loss) per share—diluted(1)(2)	$0.41
Weighted-average shares outstanding—basic	1,731
Weighted-average shares outstanding—diluted	1,737

(1)
Includes a foreign exchange loss of $480 million or $0.27 per share related to the revaluation of Abbott's net monetary assets in Venezuela.

(2)
Includes intangible amortization expense of $1.8 billion, or $0.84 per share for the year ended December 31, 2016.

Selected Unaudited Pro Forma Condensed Combined Balance Sheet

December 31, 2016
(in millions)
Total Assets	$77,558
Total Liabilities	$46,056

 THE PARTIES TO THE EXCHANGE OFFERS AND CONSENT SOLICITATIONS

Abbott Laboratories

100 Abbott Park Road
Abbott Park, Illinois 60064-6400
(224) 667-6100

        Abbott Laboratories, an Illinois corporation, is a global healthcare company devoted to improving life through the development of products and technologies that span the breadth of healthcare. With a portfolio of leading, science-based offerings in diagnostics, medical devices, nutritionals and branded generic pharmaceuticals, Abbott serves people in more than 150 countries and employs approximately 94,000 people. Abbott shares are listed on the NYSE under the symbol "ABT." Abbott shares are also listed on the Chicago Stock Exchange and traded on various regional and electronic exchanges. Outside of the United States, Abbott shares are listed on the SIX Swiss Exchange. The ticker symbol for Abbott shares on such other exchanges is also "ABT."

St. Jude Medical, LLC

c/o Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400
(224) 667-6100

        St. Jude Medical, LLC, a Delaware limited liability company, is a wholly owned subsidiary of Abbott Laboratories. No securities of St. Jude Medical, LLC are listed on any securities exchanges and St. Jude Medical, LLC does not presently have any reporting obligations under the Securities Exchange Act of 1934, with respect to any class of its securities. On January 4, 2017, Abbott completed its previously announced acquisition of St. Jude Medical, Inc. pursuant to which St. Jude Medical, Inc. was ultimately merged with and into a wholly owned subsidiary of Abbott, with such wholly owned subsidiary surviving the merger and being renamed St. Jude Medical, LLC. Consequently, St. Jude Medical, LLC is the corporate successor to St. Jude Medical, Inc., the entity which issued the STJ notes in the first instance prior to its disappearance in the merger.

 RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth Abbott's historical ratio of earnings to fixed charges for the periods indicated, together with a pro forma ratio of earnings to fixed charges for the year ended December 31, 2016, giving effect to the acquisition of St. Jude Medical by Abbott, the divestiture of Abbott's vision care business and completion of the exchange offers, assuming all of the STJ notes are validly tendered for Abbott notes before the early consent date and accepted, in each case as if they had occurred on January 1, 2016. This information should be read in conjunction with the consolidated financial statements and the accompanying notes incorporated by reference in this prospectus and the unaudited pro forma condensed combined financial information included or incorporated by reference in this prospectus.

Pro Forma Year Ended December 31, 2016	Year Ended December 31,
	2016	2015	2014	2013	2012
1.9	3.6	13.1	11.1	9.2	0.5

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        On January 4, 2017, Abbott completed the acquisition of St. Jude Medical, Inc. (St. Jude Medical). The unaudited pro forma condensed combined financial information and explanatory notes give effect to the acquisition of St. Jude Medical by Abbott. The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting under U.S. Generally Accepted Accounting Principles. The Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2016 gives effect to the transaction as if it had occurred on December 31, 2016. The Unaudited Pro Forma Condensed Combined Statement of Earnings for the year ended December 31, 2016 gives effect as if the transaction had occurred on January 1, 2016.

        On September 16, 2016, Abbott announced that it had entered into an agreement dated September 14, 2016 to sell Abbott Medical Optics ("AMO"), its vision care business, to Johnson & Johnson for $4.325 billion in cash, subject to customary purchase price adjustments for cash, debt, and working capital. This transaction is expected to close in the first quarter of 2017 and is subject to customary closing conditions, including regulatory approvals. The Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2016 gives effect to this sale as if it had occurred on December 31, 2016. The Unaudited Pro Forma Condensed Combined Statement of Earnings for the year ended December 31, 2016 gives effect as if the sale had occurred on January 1, 2016.

        Certain financial information of St. Jude Medical as presented in its consolidated financial statements has been reclassified to conform to the historical presentation of Abbott's consolidated financial statements for purposes of the preparation of the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information shows the impact of the St. Jude Medical acquisition on the combined balance sheet and the combined statement of earnings under the acquisition method of accounting with Abbott treated as the acquiror. The acquisition accounting is dependent upon certain valuations and other analyses that have yet to progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences may have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the future results of operations and financial position of the combined company.

        The unaudited pro forma condensed combined financial information has been prepared by Abbott in accordance with the regulations of the SEC and is not necessarily indicative of the condensed consolidated financial position or results of operations that would have been realized had the St. Jude Medical acquisition and the AMO sale occurred as of the dates indicated above, nor is it meant to be indicative of any anticipated condensed consolidated financial position or future results of operations that the combined entity will experience after the St. Jude Medical acquisition and the AMO sale. The unaudited pro forma condensed combined financial information includes adjustments that give effect to events that are directly attributable to the St. Jude Medical acquisition and the AMO sale, factually supportable, and with respect to the statements of earnings, expected to have a continuing impact on the combined results. The accompanying unaudited pro forma condensed combined financial statements also do not include the impact of any expected cost savings, restructuring actions or operating synergies that may be achievable subsequent to the St. Jude Medical acquisition or the AMO sale, or the costs necessary to achieve any such savings, restructurings or synergies.

        Under the terms of the merger agreement, for each St. Jude Medical common share outstanding, St. Jude Medical shareholders received $46.75 in cash and 0.8708 of a share of Abbott common stock, subject to applicable withholding taxes. Based on the closing stock price of Abbott on January 4, 2017 of $39.36, the consideration transferred totals approximately $10 billion in Abbott common shares and approximately $13.6 billion in cash.

        The unaudited pro forma condensed combined financial information is derived from and should be read in conjunction with (i) the historical consolidated financial statements of Abbott (in Abbott's Annual Report on Form 10-K for the year ended December 31, 2016 which are incorporated by reference into this registration statement) and (ii) the historical consolidated financial statements of St. Jude Medical for the fiscal year ended December 31, 2016, which are included in this registration statement.

 UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS

For the Year Ended December 31, 2016

(in millions, except per share amounts)

	Abbott	St. Jude Medical	Pro Forma Adjustments			Pro Forma Combined	AMO	Pro Forma Combined (Post AMO Sale)
Net Sales	$20,853	$5,976	$—			$26,829	$(1,194)	$25,635
Cost of products sold, excluding amortization of intangible assets	9,024	2,094	19	(a	)	11,137	(513)	10,624
Amortization of intangible assets	550	186	1,113	(b	)	1,849	(52)	1,797
Research and development	1,422	763				2,185	(177)	2,008
Selling, general and administrative	6,672	1,859	(16)	(c	)	8,515	(393)	8,122

Total operating cost and expenses	17,668	4,902	1,116			23,686	(1,135)	22,551

Operating earnings	3,185	1,074	(1,116)			3,143	(59)	3,084
Interest expense	431	159	378	(d	)	831	—	831
			(137)	(c	)
Interest (income)	(99)	(1)	—			(100)	—	(100)
Net foreign exchange loss (gain)	495	1	—			496	(10)	486
Other (income) expense, net	945	85	—			1,030	1	1,031

Earnings (loss) from continuing operations before tax	1,413	830	(1,357)			886	(50)	836
Tax (benefit) expense on earnings from continuing operations	350	96	(330)	(e	)	116	(1)	115

Earnings (loss) from continuing operations	$1,063	$734	$(1,027)			$770	$(49)	$721

Earnings (loss) per common share from continuing operations
Basic	0.71					0.44		0.41
Diluted	0.71					0.44		0.41
Average Number of Common Shares Outstanding
Basic	1,477		254			1,731		1,731
Diluted	1,483		254			1,737		1,737

See the accompanying notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of December 31, 2016
(in millions)

	Abbott	St. Jude Medical	Pro Forma Adjustments			Pro Forma Combined	AMO	Pro Forma Combined (Post AMO Sale)
Assets:
Cash and cash equivalents	$18,620	$567	$(11,785)	(f	)	$7,402	$4,325	$11,727
Short-term investments	155	—	—			155	—	155
Trade receivables, less allowances	3,248	1,210	—			4,458	—	4,458
Total inventories	2,434	895	697	(g	)	4,014	—	4,014
			(12)	(h	)
Prepaid expenses and other receivables	1,806	260	(58)	(i	)	2,008	—	2,008
Current assets held for disposition	513	—	12	(h	)	525	(505)	20

Total current assets	26,776	2,932	(11,146)			18,562	3,820	22,382
Investments	2,947	412	—			3,359	—	3,359
Net property and equipment	5,705	1,318	259	(j	)	7,278	—	7,278
			(4)	(h	)
Intangible assets, net of amortization	4,539	2,075	13,973	(k	)	20,553	—	20,553
			(34)	(h	)
Goodwill	7,683	5,638	9,114	(l	)	21,354	—	21,354
			(1,081)	(h	)
Deferred income taxes and other assets	2,263	203	(953)	(m	)	1,513	—	1,513
Non-current assets held for disposition	2,753	—	1,119	(h	)	3,872	(2,753)	1,119

	$52,666	$12,578	$11,247			$76,491	$1,067	$77,558

Liabilities:
Short-term borrowings	$1,322	$245	$2,000	(n	)	$3,567	$—	$3,567
Trade accounts payable	1,178	214	—			1,392	—	1,392
Salaries, wages and commissions	752	285	(1)	(h	)	1,036	—	1,036
Other accrued liabilities	2,581	423	(25)	(o	)	2,979	—	2,979
Dividends payable	391	89	—			480	—	480
Income taxes payable	188	73	—			261	501	762
Current portion of long-term debt	3	200				203	—	203
Current liabilities held for disposition	245	—	1	(h	)	246	(237)	9

Total current liabilities	6,660	1,529	1,975			10,164	264	10,428
Long-term debt	20,681	5,354	17	(p	)	26,052	—	26,052
Post-employment obligations, deferred income taxes and other long-term liabilities	4,549	1,117	2,777	(q	)	9,642	(77)	9,565
			2,162	(r	)
			(953)	(m	)
			(10)	(h	)
Non-current liabilities held for disposition	59	—	10	(h	)	69	(58)	11
Commitments and contingencies	—	—	—			—	—	—
Shareholders' Investment:
Common shares	$13,027	$347	$(347)	(s	)	$22,481	$—	$22,481
			9,454	(t	)
Common shares held in treasury, at cost	(10,791)	—	625	(t	)	(10,166)	—	(10,166)
Earnings employed in the business	25,565	4,591	(4,591)	(s	)	25,333	785	26,118
			(142)	(u	)
			(90)	(t	)
Accumulated other comprehensive income (loss)	(7,263)	(360)	360	(s	)	(7,263)	153	(7,110)

Total Abbott shareholders' investment	20,538	4,578	5,269			30,385	938	31,323
Noncontrolling interests in subsidiaries	179	—	—			179	—	179

Total shareholders' investment	20,717	4,578	5,269			30,564	938	31,502

	$52,666	$12,578	$11,247			$76,491	$1,067	$77,558

See the accompanying notes to the unaudited pro forma condensed combined financial statements.

Note 1—Description of the Transactions

        On April 27, 2016, Abbott entered into a definitive agreement to acquire all of the outstanding shares of St. Jude Medical, Inc. ("St. Jude Medical"). On January 4, 2017, Abbott completed the acquisition of St. Jude Medical. Under the terms of the agreement, St. Jude Medical shareholders received $46.75 in cash and 0.8708 of an Abbott share for each share of St. Jude Medical.

        The cash portion of the acquisition was funded through a combination of medium and long-term debt issued in November of 2016, and a $2.0 billion 120-day senior unsecured bridge term loan facility.

        On September 16, 2016, Abbott announced that it had entered into an agreement dated September 14, 2016 to sell AMO, its vision care business, to Johnson & Johnson for $4.325 billion in cash, subject to customary purchase price adjustments for cash, debt, and working capital. This transaction is expected to close in the first quarter of 2017 and is subject to customary closing conditions, including regulatory approvals. The Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2016 gives effect to this sale as if it had occurred on December 31, 2016. The Unaudited Pro Forma Condensed Combined Statement of Earnings for the year ended December 31, 2016 gives effect as if the sale had occurred on January 1, 2016.

Note 2—Basis of Pro Forma Presentation

        The unaudited pro forma condensed combined financial information has been derived from the historical consolidated financial statements of Abbott and St. Jude Medical and has been prepared 1) using the acquisition method of accounting with respect to the St. Jude Medical acquisition and 2) reflecting the sale of the AMO business. In accordance with Article 11, Pro Forma Financial Information of Regulation S-X, no adjustments have been made to St. Jude Medical's reported financial information for the differences in Abbott's year-end and the fiscal reporting periods utilized by St. Jude Medical.

        The acquisition accounting is dependent upon certain valuations and other analyses that have yet to progress to a stage where there is sufficient information for a definitive measurement. The final allocation of the purchase consideration given by Abbott to the St. Jude Medical shareholders may differ materially from the allocation presented in these unaudited pro forma condensed combined financial statements.

        On October 18, 2016, Abbott and St. Jude Medical announced an agreement to sell certain products to Terumo Corporation. Assets and liabilities related to this sale have been classified as assets and liabilities held for disposition in the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2016. The unaudited pro forma condensed combined financial information does not include the effects of the divestiture of these products. The impact of this sale is not expected to be significant to the combined company. The sale closed on January 20, 2017. Proceeds from the divesture were used to reduce indebtedness.

        Certain reclassifications have been made to the historical presentation of St. Jude Medical's financial information to conform to the presentation used in the unaudited pro forma condensed combined financial statements. During the acquisition accounting period, further review of St. Jude Medical's accounts may result in additional revisions to St. Jude Medical's classifications to conform to Abbott's presentation.

        Except for the reclassifications to conform the presentation of the financial information, the unaudited pro forma condensed combined financial statements do not adjust for any differences in Abbott's and St. Jude Medical's accounting policies. Abbott is in the process of reviewing St. Jude Medical's accounting policies. As a result of the review, Abbott may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial statements. At this time, Abbott is not aware of any differences that would have a material impact on the pro forma condensed combined financial statements.

        The unaudited pro forma condensed combined financial statements do not reflect any cost savings, operating synergies or the impact of restructuring actions that the combined company may realize as a result of the St. Jude Medical acquisition or the AMO sale, or the costs necessary to achieve such cost savings, operating synergies or restructuring actions.

        The columns entitled "AMO" in the unaudited pro forma condensed combined statements of earnings include the revenues and costs directly attributable to the AMO business. The column entitled "AMO" in the unaudited pro forma condensed combined balance sheet reflects the net assets and liabilities related to the AMO business, the proceeds from the sale, and the after-tax gain on the sale.

Note 3—Historical St. Jude Medical

        The columns entitled "St. Jude Medical" in the unaudited pro forma condensed combined statements of earnings reflect St. Jude Medical's historical financial information for the fiscal year ended December 31, 2016. The column entitled "St. Jude Medical" in the unaudited pro forma condensed balance sheet reflects St. Jude Medical's historical balance sheet as of December 31, 2016.

        Certain reclassifications have been made to St. Jude Medical's historical financial statements to conform to Abbott's presentation as follows:

Reclassifications included in the unaudited pro forma condensed combined balance sheet

	As of December 31, 2016
	St. Jude Medical Before Reclassification	Reclassifications	St. Jude Medical After Reclassification
	(in millions)
Prepaid expenses and other receivables	$—	$260	$260
Other current assets	300	(300)	—
Investments	—	412	412
Deferred income taxes and other assets	—	203	203
Other assets	575	(575)	—
Short-term borrowings	445	(200)	245
Current portion of long-term debt	—	200	200
Post-employment obligations, deferred income taxes and other long-term liabilities	—	1,117	1,117
Deferred income taxes	500	(500)	—
Other liabilities	617	(617)	—
Common shares	29	318	347
Additional paid-in capital	318	(318)	—

Reclassifications included in the unaudited pro forma condensed combined statements of earnings

	For the Fiscal Year Ended December 31, 2016
	St. Jude Medical Before Reclassification	Reclassifications	St. Jude Medical After Reclassification
	(in millions)
Revenue	$6,004	$(28)	$5,976
Cost of products sold, excluding amortization	2,010	84	2,094
Research and development	746	17	763
Selling, general and administrative	1,957	(98)	1,859
Special charges	56	(56)	—
Net foreign exchange loss (gain)	—	1	1
Other (income) expense, net	61	24	85

        St. Jude Medical presents administrative fees paid to Group purchasing organizations (GPO) in the Selling, general and administrative (SG&A) line. Abbott reclassified the GPO fees to Revenue to conform to Abbott's presentation.

        St. Jude Medical presents certain expenses related to complaint handling, distribution and technical services in the SG&A line. Abbott reclassified these expenses to Cost of products sold, excluding amortization to conform to Abbott's presentation.

        St. Jude Medical presents in its statement of earnings a line item labeled "Special charges," which includes charges related to certain restructuring activities, litigation costs and gains or losses related to certain legal settlements. This line excludes special charges that are recorded in total cost of sales. Abbott reclassified the Special Charges to the Research and development (R&D) line or the SG&A line, as applicable, to conform to Abbott's presentation.

        St. Jude Medical includes changes in the fair value of contingent consideration related to business acquisitions in the SG&A line. Abbott reclassified the expense resulting from such fair value changes to Other (income) expense, net to conform to its presentation.

        St. Jude Medical includes all stock-based compensation and retention bonus expenses related to its acquisition of Thoratec in the SG&A line. Abbott reclassified the portion related to R&D employees to the R&D line to conform to its presentation.

Note 4—Merger Consideration and Allocation

        The merger consideration is approximately $23.6 billion based on Abbott's closing share price of $39.36 on January 4, 2017.

        The following table summarizes the components of the merger consideration reflected in the unaudited pro forma condensed combined financial information (in millions of dollars and shares, except for per share amounts and the exchange ratio):

St. Jude Medical shares*	291
Cash consideration paid to St. Jude Medical stockholders and equity award holders	$46.75

Cash portion of purchase price	$13,610
St. Jude Medical shares*	291
Exchange ratio (per St. Jude Medical share)	0.8708

Abbott common shares issued	254
Abbott share price**	$39.36

Equity portion of purchase price	$9,978
Estimated fair value of St. Jude Medical equity awards***	$11
Total consideration paid	$23,599

*
Represents approximately 287 million St. Jude Medical shares outstanding as of January 4, 2017, plus approximately 4 million vested stock options and accelerated restricted stock units settled upon the close of the transactions.

**
Represents Abbott's closing share price as of January 4, 2017.

***
Represents estimated fair value of Abbott equity awards issued to replace St. Jude Medical unvested awards upon the close of the transaction based on the portion of the total service period that has been completed as of the acquisition date. This estimate of the fair value of the equity awards is preliminary and is subject to change.

        The following is a preliminary allocation of the assets acquired and the liabilities assumed by Abbott in the transaction, reconciled to the consideration transferred:

Amounts as of Acquisition Date
(in millions)
Net book value of net assets acquired	$4,578
Adjusted for:
Elimination of existing goodwill and intangible assets	(7,713)

Adjusted book value of net assets acquired	(3,135)
Adjustments to:
Inventory	697
Property, plant and equipment(a)	259
Identifiable intangible assets	16,048
Deferred revenue	25
Debt (Fair market value adjustment)	(17)
Taxes	(5,030)
Goodwill	14,752

Consideration transferred	$23,599

Note 5—Pro Forma Adjustments

        All of the adjustments in the column under the heading "Pro Forma Adjustments" relate to the St. Jude Medical transaction.

        Adjustments included in the column under the heading "Pro Forma Adjustments" in the unaudited pro forma condensed combined statements of earnings for the year ended December 31, 2016 represent the following:

Notes to the unaudited pro forma condensed combined Statements of Earnings for the year ended December 31, 2016

(a)
Represents estimated depreciation expense related to the pro forma adjustment to property and equipment as discussed in Note 5(j) based on remaining useful lives ranging from 1 to 45 years.

(b)
Represents estimated amortization expense related to the pro forma adjustment to definite-lived intangible assets discussed in Note 5(k). Using the assets' estimated weighted average useful life of approximately 9 years, pro forma amortization has been estimated on a preliminary basis as follows:

Year Ended December 31, 2016
(in millions)
Estimated amortization for acquired definite-lived intangible assets	$1,299
Historical St. Jude Medical definite-lived intangible amortization expense	(186)

Pro forma adjustment	$1,113

(c)
Represents transaction costs related to the acquisition, including bankers' fees, bridge facility costs and other transaction fees, incurred during the year ended December 31, 2016. Such costs are considered to be non-recurring in nature and therefore, have been excluded from the unaudited pro forma condensed combined statement of earnings.

(d)
Represents incremental interest expense on the debt issued in connection with the transaction, including amortization of the debt issuance costs over the weighted average life of the debt as well as the amortization of the fair value adjustment to the existing St. Jude Medical debt that remains outstanding after the close of the transaction. Abbott funded the cash portion of the acquisition through a combination of medium and long-term debt issued in November of 2016 with a weighted average interest rate of 3.75%, and a $2.0 billion 120-day senior unsecured bridge term loan facility.

(e)
Represents an estimate of the tax impacts of the acquisition on the statement of earnings, primarily related to the estimated fair value adjustments for acquired intangible assets and existing St. Jude Medical debt that remains outstanding after the close of the transaction as well as the incremental interest expense related to the debt issued in conjunction with the transaction. The taxes associated with these estimated adjustments reflect the estimated blend of the statutory rate in various jurisdictions where the adjustments are expected to be incurred. Although not reflected in these unaudited pro forma condensed combined financial statements, the effective tax rate of the combined company could be different than Abbott's historical effective tax rate (either higher or lower) depending on various factors including post-acquisition activities and the geographical mix of income.

Notes to the unaudited pro forma condensed combined Balance Sheet for the year ended December 31, 2016

(f)
Reflects the use of cash on hand, including proceeds from the November 2016 debt issuance to fund the cash consideration and the merger-related transaction costs. The transaction costs are non-recurring charges and have been excluded from the unaudited pro forma condensed combined statement of earnings.

(g)
Reflects the increase to St. Jude Medical's inventory to record inventory at estimated fair value. This estimated step-up in inventory is preliminary and is subject to change based upon Abbott's final determination of the fair value of the inventory at the close of the transaction. This step-up will be expensed as the acquired inventory is sold, which is projected to occur within the first year after the close of the transaction. As this item will have no continuing impact on the combined entity, these costs have not been included in the unaudited pro forma condensed combined statement of earnings.

(h)
Reflects the reclassification of net assets being sold to Terumo as assets/liabilities held for disposition.

(i)
Represents the elimination of a tax prepaid asset in purchase accounting.

(j)
Reflects the incremental amount needed to record the estimated fair value of the acquired property and equipment.

(k)
Reflects the incremental amount needed to record the estimated fair value of the acquired intangible assets. The estimated fair value of the identifiable intangible assets acquired consists of the following:

As of December 31, 2016
(in millions)
Definite-lived intangible assets	$11,370
In process research and development assets	4,678

Estimated fair value of identified intangible assets	16,048
Historical St. Jude Medical intangible assets	(2,075)

Pro forma adjustment	$13,973

  Currently, Abbott does not have sufficient information regarding the projected amounts and the timing of the cash flows associated with the intangible assets acquired to finalize the determination of the fair value of these assets. Some of the more significant assumptions inherent in the development of estimates of the fair value of intangible assets, from the perspective of a market participant, include the amount and timing of projected future cash flows (including revenue, cost of sales, research and development costs, sales and marketing expenses, capital expenditures, and working capital requirements); the discount rate selected to measure the inherent risk of future cash flows; and the assessment of the asset's life cycle and the competitive trends impacting the asset.

(l)
Goodwill is calculated as the difference between the fair value of the consideration transferred and the values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed. The pro forma adjustment to goodwill is calculated as follows:

As of December 31, 2016
(in millions)
Elimination of St. Jude Medical's historical goodwill	$(5,638)
Estimated goodwill related to this transaction	14,752

Pro forma adjustment	$9,114

(m)
Represents the reclassification of deferred taxes to reflect the jurisdictional netting of the combined company.

(n)
Represents short-term borrowing in conjunction with this transaction. Abbott expects to repay this borrowing within 120 days of the close of the transaction.

(o)
Represents the estimated fair value adjustment of St. Jude Medical's deferred revenue balance.

(p)
Represents the estimated fair value adjustment of St. Jude Medical's existing debt that remains outstanding after the close of the transaction.

(q)
Reflects the adjustment to deferred income tax assets and liabilities resulting from pro forma adjustments to the assets and liabilities acquired. The estimated blended statutory tax rate was applied, as appropriate, to each adjustment. This estimate of deferred income tax assets and liabilities is preliminary and is subject to change based upon the final determination of the fair value of the assets acquired and the liabilities assumed by jurisdiction.

(r)
Reflects the deferred tax liability for St. Jude Medical's unremitted foreign earnings that will be repatriated. Represents the application of a 35% tax rate to St. Jude Medical's cumulative unremitted foreign earnings through December 31, 2016, net of related tax reserve adjustments.

(s)
Represents the elimination of St. Jude Medical's historical common stock, additional paid-in capital, accumulated other comprehensive loss and accumulated earnings.

(t)
Represents the acquisition date value of the Abbott shares issued to St. Jude Medical shareholders as illustrated in Note 4, inclusive of Abbott equity awards issued to replace St. Jude Medical unvested awards.

(u)
Represents estimated transaction fees including investment bankers, legal and bridge financing fees to be incurred in 2017 by Abbott directly related to the transaction, net of taxes.

        The unaudited pro forma combined basic and diluted earnings per share for the period presented are based on the basic and diluted weighted-average number of outstanding shares after taking into account the shares issued as part of this transaction.

        The unaudited pro forma condensed combined financial statements do not reflect the anticipated realization of annual pre-tax synergies from the St. Jude Medical acquisition of approximately $500 million by 2020, which includes both sales and operational benefits. Although Abbott expects that synergies will result from the St. Jude Medical acquisition, there can be no assurance that these synergies will be achieved.

        The combined company may have a tax rate that differs from the historical effective tax rates and the statutory rates reflected in these unaudited pro forma condensed combined financial statements.

ST. JUDE MEDICAL, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

ST. JUDE MEDICAL, INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(In millions, except per share amounts)

Fiscal Year Ended	December 31, 2016	January 2, 2016	January 3, 2015
Net sales	$6,004	$5,541	$5,622
Cost of sales:
Cost of sales before special charges	1,907	1,706	1,597
Special charges	103	39	56

Total cost of sales	2,010	1,745	1,653

Gross profit	3,994	3,796	3,969
Selling, general and administrative expense	1,957	1,878	1,856
Research and development expense	746	676	692
Amortization of intangible assets	186	116	89
Special charges	56	96	181

Operating profit	1,049	1,030	1,151
Interest income	(1)	(3)	(5)
Interest expense	159	103	85
Other (income) expense	61	2	3

Other expense, net	219	102	83

Earnings before income taxes and noncontrolling interest	830	928	1,068
Income tax expense	96	62	113

Net earnings before noncontrolling interest	734	866	955
Less: Net loss attributable to noncontrolling interest	—	(14)	(47)

Net earnings attributable to St. Jude Medical, Inc.	$734	$880	$1,002

Net earnings per share attributable to St. Jude Medical, Inc.:
Basic	$2.58	$3.11	$3.52
Diluted	$2.54	$3.07	$3.46
Cash dividends declared per share:	$1.24	$1.16	$1.08
Weighted average shares outstanding:
Basic	284.7	282.2	285.0
Diluted	288.7	286.3	289.7

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

ST. JUDE MEDICAL, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions)

Fiscal Year Ended	December 31, 2016	January 2, 2016	January 3, 2015
Net earnings before noncontrolling interest	$734	$866	$955
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on available-for-sale securities, net of tax (expense) benefit of ($7 million), $7 million and $4 million, respectively	15	(12)	(2)
Unrealized gain (loss) on derivative financial instruments, net of tax (expense) benefit of ($11 million), ($6 million) and $0 million, respectively	22	8	—
Foreign currency translation adjustment	(52)	(168)	(217)

Other comprehensive income (loss), net of tax	(15)	(172)	(219)

Total comprehensive income before noncontrolling interest	719	694	736

Total comprehensive loss attributable to noncontrolling interest	—	(14)	(47)

Total comprehensive income attributable to St. Jude Medical, Inc.	$719	$708	$783

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

ST. JUDE MEDICAL, INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except par value and share amounts)

	December 31, 2016	January 2, 2016
ASSETS
Current Assets
Cash and cash equivalents	$567	$667
Accounts receivable, less allowance for doubtful accounts of $43 million and $46 million, respectively	1,210	1,237
Inventories	895	909
Other current assets	300	269

Total current assets	2,972	3,082
Property, Plant and Equipment
Land, building and improvements	763	729
Machinery and equipment	1,670	1,597
Diagnostic equipment	516	441

Property, plant and equipment, at cost	2,949	2,767
Less: Accumulated depreciation	(1,631)	(1,447)

Net property, plant and equipment	1,318	1,320
Goodwill	5,638	5,651
Intangible assets, net	2,075	2,226
Deferred income taxes	149	151
Other assets	426	470

TOTAL ASSETS	$12,578	$12,900

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Current debt obligations	$445	$1,163
Accounts payable	214	201
Dividends payable	89	82
Income taxes payable	73	201
Employee compensation and related benefits	285	309
Other current liabilities	423	510

Total current liabilities	1,529	2,466
Long-term debt	5,354	5,229
Deferred income taxes	500	581
Other liabilities	617	582

Total liabilities	8,000	8,858
Commitments and Contingencies (Note 5)	—	—
Shareholders' Equity
Preferred stock ($1.00 par value; 25,000,000 shares authorized; none outstanding)	—	—
Common stock ($0.10 par value; 500,000,000 shares authorized; 286,635,463 and 283,450,374 shares issued and outstanding, respectively)	29	28
Additional paid-in capital	318	148
Retained earnings	4,591	4,211
Accumulated other comprehensive income (loss)	(360)	(345)

Total shareholders' equity	4,578	4,042

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$12,578	$12,900

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

ST. JUDE MEDICAL, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In millions, except share amounts)

	Common Stock
					Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Amount	Additional Paid-In Capital	Retained Earnings		Non- controlling Interest	Total Shareholders' Equity
Balance as of December 28, 2013	289,117,352	$29	$220	$3,936	$46	$173	$4,404
Net earnings				1,002		(47)	955
Other comprehensive income (loss)					(219)	—	(219)
Cash dividends declared				(309)			(309)
Repurchases of common stock	(6,670,817)	(1)	(247)	(186)			(434)
Stock-based compensation			69			2	71
Common stock issued under employee stock plans and other, net	4,213,366	1	134				135
Tax benefit from stock plans			21				21
Measurement period fair value adjustment to noncontrolling interest						(36)	(36)
Purchase of shares from noncontrolling ownership interest			(79)	(218)		(47)	(344)

Balance as of January 3, 2015	286,659,901	29	118	4,225	(173)	45	4,244
Net earnings				880		(14)	866
Other comprehensive income (loss)					(172)	—	(172)
Cash dividends declared				(328)			(328)
Repurchases of common stock	(7,467,660)	(1)	(168)	(331)			(500)
Stock-based compensation			84			2	86
Common stock issued under employee stock plans and other, net	4,258,133	—	139				139
Fair value of replacement equity awards exchanged in business combination			17				17
Tax benefit from stock plans			20				20
Purchase of shares from noncontrolling ownership interest			(62)	(235)		(33)	(330)

Balance as of January 2, 2016	283,450,374	28	148	4,211	(345)	—	4,042
Net earnings				734			734
Other comprehensive income (loss)					(15)		(15)
Cash dividends declared				(354)			(354)
Stock-based compensation			99				99
Common stock issued under employee stock plans and other, net	3,185,089	1	44				45
Tax benefit from stock plans			27				27

Balance as of December 31, 2016	286,635,463	$29	$318	$4,591	$(360)	$—	$4,578

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

ST. JUDE MEDICAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

Fiscal Year Ended	December 31, 2016	January 2, 2016	January 3, 2015
OPERATING ACTIVITIES
Net earnings before noncontrolling interest	$734	$866	$955
Adjustments to reconcile net earnings before noncontrolling interest to net cash from operating activities:
Depreciation of property, plant and equipment	234	218	221
Amortization of intangible assets	186	116	89
Amortization of debt premium, discounts and debt issue costs	6	(2)	(5)
Inventory step-up amortization	43	30	5
Contingent consideration fair value adjustments	25	(87)	22
Payment of contingent consideration	—	—	(27)
Stock-based compensation	99	160	71
Cash settlement of accelerated equity awards	—	(74)	—
Excess tax benefits from stock issued under employee stock plans	(31)	(24)	(21)
Gain on sale of investments	—	(22)	(3)
Strategic investment impairments	51	—	—
Deferred income taxes	(56)	(60)	(88)
Other, net	36	30	84
Changes in operating assets and liabilities, net of business combinations:
Accounts receivable	5	(39)	112
Inventories	(31)	(39)	(102)
Other current and noncurrent assets	23	19	(69)
Accounts payable and accrued expenses	24	(25)	(60)
Income taxes payable	(111)	(28)	120

Net cash provided by operating activities	1,237	1,039	1,304
INVESTING ACTIVITIES
Purchases of property, plant and equipment	(255)	(186)	(190)
Business combination payments, net of cash acquired	(28)	(3,252)	(147)
Proceeds from sale of investments	—	30	7
Other investing activities, net	(23)	(37)	(9)

Net cash used in investing activities	(306)	(3,445)	(339)
FINANCING ACTIVITIES
Proceeds from exercise of stock options and stock issued, net	45	139	135
Excess tax benefits from stock issued under employee stock plans	31	24	21
Common stock repurchased, including related costs	—	(500)	(476)
Dividends paid	(347)	(322)	(303)
Issuances (payments) of commercial paper borrowings, net	(314)	(285)	75
Proceeds from debt	500	3,772	250
Payments of debt	(791)	(925)	(50)
Payments of debt issue costs and commitment fees	—	(33)	—
Purchase of shares from noncontrolling ownership interest	—	(173)	(344)
Payment of contingent consideration	(125)	—	(128)
Other financing activities, net	(21)	(5)	(7)

Net cash provided by (used in) financing activities	(1,022)	1,692	(827)
Effect of currency exchange rate changes on cash and cash equivalents	(9)	(61)	(69)

Net increase (decrease) in cash and cash equivalents	(100)	(775)	69
Cash and cash equivalents at beginning of period	667	1,442	1,373

Cash and cash equivalents at end of period	$567	$667	$1,442

Supplemental Cash Flow Information
Cash paid during the year for:
Income taxes	$322	$133	$140
Interest	$164	$91	$85
Noncash investing and financing activities:
Additions in noncontrolling ownership interests	$—	$—	$(36)
Fair value of acquisition contingent consideration	$4	$155	$—
Fair value of equity awards exchanged in business combination	$—	$35	$—

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

ST. JUDE MEDICAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Company Overview:     St. Jude Medical, Inc., together with its subsidiaries (St. Jude Medical or the Company) develops, manufactures and distributes cardiovascular medical devices for the global cardiac rhythm management, cardiovascular and atrial fibrillation therapy areas, and interventional pain therapy and neurostimulation devices for the management of chronic pain and movement disorders. Effective January 1, 2016, the Company's Board of Directors appointed a new President and Chief Executive Officer whom the Company has determined to be its Chief Operating Decision Maker. During 2016, the Company changed its sales reporting to closely align with how it manages the business in five key areas: Traditional Cardiac Rhythm Management (single and dual chamber pacemakers and single and dual chamber implantable cardioverter-defibrillators (ICDs)); Heart Failure (bi-ventricular cardiac resynchronization therapy (CRT) pacemakers and ICDs, ventricular assist devices and the CardioMEMS™ HF system); Atrial Fibrillation (electrophysiology (EP) introducers and catheters, left atrial appendage closure products, advanced cardiac mapping, navigation and recording systems and ablation systems); Cardiovascular (heart valve replacement and repair devices (mechanical heart and tissue heart valves); patent foramen ovale (PFO) closure devices, structural heart defect devices, active vascular closure devices, compression assist devices, pressure measurement guidewires, diagnostic coronary imaging technology (fractional flow reserve and optical coherence tomography) percutaneous catheter introducers, diagnostic guidewires, percutaneous heart pumps (PHPs), renal denervation technology and vascular plugs); and Neuromodulation (spinal cord stimulation, dorsal root ganglion stimulation and radiofrequency ablation for the treatment of chronic pain and deep brain stimulation for the treatment of movement disorders). The Company operates as a single operating segment.

        Principles of Consolidation:     The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries and entities for which St. Jude Medical has a controlling financial interest. Intercompany transactions and balances have been eliminated in consolidation. For variable interest entities (VIEs), the Company assesses the terms of its interests in the entity to determine if St. Jude Medical is the primary beneficiary. Variable interests are ownership, contractual or other interests in an entity that change with increases or decreases in the fair value of the VIE's net assets exclusive of variable interests. The entity that consolidates the VIE is considered the primary beneficiary, and is defined as the party with (1) the power to direct activities of the VIE that most significantly affect the VIE's economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE (see Note 6).

        Fiscal Year:     The Company utilizes a 52/53-week fiscal year ending on the Saturday nearest December 31st. Fiscal years 2016 and 2015 consisted of 52 weeks and ended on December 31, 2016 and January 2, 2016, respectively. Fiscal year 2014 consisted of 53 weeks and ended on January 3, 2015.

        Reclassifications:     Certain prior period amounts have been reclassified to conform to current year presentation.

        Use of Estimates:     Preparation of the Company's Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts in the Consolidated Financial Statements and accompanying notes. Actual results could differ from those estimates.

        Cash Equivalents:     The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value. The Company's cash equivalents include bank certificates of deposit, money market funds and instruments and commercial paper investments. The Company performs periodic evaluations of the relative credit standing of the financial institutions and issuers of its cash equivalents and limits the amount of credit exposure with any one issuer.

        Marketable Securities:     Marketable securities consist of publicly-traded equity securities that are classified as available-for-sale securities and investments in mutual funds that are classified as trading securities. On the balance sheet, available-for-sale securities and trading securities are classified as other current assets and other assets, respectively.

        The following table summarizes the components of the balance of the Company's available-for-sale securities as of December 31, 2016 and January 2, 2016 and (in millions):

	December 31, 2016	January 2, 2016
Adjusted cost	$12	$5
Gross unrealized gains	28	6
Gross unrealized losses	—	(1)

Fair value	$40	$10

        Available-for-sale securities are reported at fair value based upon quoted market prices (see Note 11). Unrealized gains and losses, net of related incomes taxes, are recognized in accumulated other comprehensive income in the Consolidated Statements of Shareholders' Equity. Upon the sale of an available-for-sale security, the unrealized gain (loss) is reclassified out of accumulated other comprehensive income and reflected as a realized (gain) loss in net earnings (see Note 6). Realized (gains) losses are computed using the specific identification method and recognized as other (income) expense. Additionally, when the fair value of an available-for-sale security falls below its original cost and the Company determines that the corresponding unrealized loss is other-than-temporary, it recognizes an impairment loss to net earnings in that period.

        The Company's investments in mutual funds are reported at fair market value (see Note 11) and are held in a rabbi trust, which is not available for general corporate purposes and is subject to creditor claims in the event of insolvency. These investments are specifically designated as available to the Company solely for the purpose of paying benefits under the Company's deferred compensation plan (see Note 10).

        Accounts Receivable:     The Company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support its receivables. The Company maintains an allowance for doubtful accounts for potential credit losses. Uncollectible accounts are written off against the allowance when it is deemed that a customer account is uncollectible.

        Inventories:     Inventories are stated at the lower of cost or market with cost determined using the first-in, first-out method. Inventories consisted of the following (in millions):

	December 31, 2016	January 2, 2016
Finished goods	$563	$609
Work in process	100	102
Raw materials	232	198

Inventories	$895	$909

        Property, Plant and Equipment:     Property, plant and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives, ranging from 15 years to 39 years for buildings and improvements, three to 15 years for machinery and equipment, including capitalized development costs for internal-use software, and three to seven years for diagnostic equipment. Diagnostic equipment primarily consists of programmers that are used by physicians and healthcare professionals to program and analyze data from ICDs and pacemakers. Diagnostic equipment also includes other capital equipment provided by the Company to its customers for use in diagnostic and surgical procedures. The estimated useful lives of this equipment are based on anticipated usage by physicians and healthcare professionals and the timing and impact of expected new technology platforms and rollouts by the Company. The Company also reviews its property, plant and equipment for impairment when impairment indicators exist. When impairment indicators exist, the Company determines if the carrying value of its long-lived assets or asset groups exceeds the related undiscounted future cash flows. In cases where the carrying value of the Company's long-lived assets or asset groups (excluding goodwill and indefinite-lived intangible assets) exceeds the related undiscounted cash flows, the carrying value is written down to fair value. Fair value is generally determined using a discounted cash flow analysis. See Note 11 for further information on fixed asset impairments recognized during 2016, 2015 and 2014.

        Fair Value Measurement:     The fair value measurement accounting standard provides a framework for measuring fair value and defines fair value as the price that would be received to sell an asset or paid to transfer a liability. Fair value is a market-based measurement that should be determined using assumptions that market participants would use in pricing an asset or liability. The standard establishes a valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability developed based on independent market data sources. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available. The valuation hierarchy is composed of three categories. The categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

        The categories within the valuation hierarchy are described as follows:

  •
  Level 1—Inputs to the fair value measurement are quoted prices in active markets for identical assets or liabilities.

  •
  Level 2—Inputs to the fair value measurement include quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

  •
  Level 3—Inputs to the fair value measurement are unobservable inputs or valuation techniques.

        Goodwill:     Goodwill represents the excess of cost over the fair value of identifiable net assets of a business acquired and is assigned to one or more reporting units. The Company tests the reporting unit's goodwill for impairment at least annually in the fourth quarter and between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. The Company is permitted to first assess qualitative factors to determine whether the two-step goodwill impairment test is necessary. If the qualitative assessment results in a determination that the fair value of a reporting unit is more-likely-than-not less than its carrying amount, the Company performs the two-step goodwill impairment test. The Company may bypass the qualitative assessment for the reporting unit in any period and proceed directly to step one of the two-step goodwill impairment test. In the first step, the Company compares the fair value of the reporting unit to its carrying amount. If the reporting unit's fair value exceeds its carrying amount, goodwill is not impaired. If the carrying amount of the reporting unit is positive and exceeds the reporting unit's fair value, the Company performs the second step to measure the amount of the reporting unit's goodwill impairment loss, if any. In the second step, the Company assigns the reporting unit's fair value to the reporting unit's assets and liabilities using acquisition method accounting to determine the implied fair value of the reporting unit's goodwill. The implied fair value of the reporting unit's goodwill is then compared with the carrying amount of the reporting unit's goodwill to determine the goodwill impairment loss to be recognized, if any. See Note 11 for further information about the results of the goodwill impairment tests in 2016, 2015 and 2014.

        Other Intangible Assets:     Other intangible assets consist of purchased technology and patents, in-process research and development (IPR&D) acquired in a business combination, customer lists and relationships, trademarks and tradenames, licenses and distribution agreements. Definite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives ranging from three to 20 years. Certain trademark assets are considered indefinite-lived intangible assets and are not amortized. The Company expenses the costs incurred to renew or extend the term of intangible assets.

        The Company's policy defines IPR&D as the value of technology acquired for which the related projects have substance and are incomplete. IPR&D acquired in a business acquisition is recognized at fair value and requires the IPR&D to be capitalized as an indefinite-lived intangible asset until completion of the IPR&D project or upon abandonment. Upon completion of the development project (generally when regulatory approval to market the product is obtained), an impairment assessment is performed prior to amortizing the asset over its estimated useful life. If the IPR&D projects are abandoned, the related IPR&D assets would be written off. The purchase of certain intellectual property assets related to technology or products without regulatory approval is considered a purchase of assets rather than the acquisition of a business. For such purchases, rather than being capitalized, any IPR&D acquired in such asset purchases is expensed immediately.

        The Company also reviews its indefinite-lived intangible assets for impairment regularly to determine if any adverse conditions exist that would indicate impairment or when impairment indicators exist. The Company assesses its indefinite-lived intangible assets for impairment at least annually by considering qualitative factors such as macroeconomic conditions, industry and market considerations, cost factors, financial performance, entity specific events, changes in net assets and project-based performance toward regulatory approvals. If the qualitative assessment results in a determination that the fair value of an indefinite-lived intangible asset is more-likely-than-not greater than its carrying amount, no additional testing is considered necessary. However, if the Company determines the fair value of its indefinite-lived intangible assets is more-likely-than-not below the carrying value, impairment indicators exist requiring a quantitative assessment to recognize an impairment loss, if necessary. See Note 11 for further information about the indefinite-lived intangible asset impairment tests.

        The Company also reviews its definite-lived intangible assets for impairment when impairment indicators exist. When impairment indicators exist, the Company determines if the carrying value of its definite-lived intangible assets exceeds the related undiscounted future cash flows. In cases where the carrying value exceeds the undiscounted future cash flows, the carrying value is written down to fair value. Fair value is generally determined using a discounted cash flow analysis. See Note 11 for further information about the definite-lived intangible asset impairment tests.

        Contingent Consideration:     In connection with certain business combinations or purchases of intellectual property the Company may agree to provide future contingent consideration payments. Payment of the additional consideration is generally contingent on the acquired company reaching certain performance milestones, including attaining specified revenue levels, achieving product development targets or receiving regulatory approvals to market products. Contingent consideration is recognized on the acquisition date at the estimated fair value of the contingent milestone payment(s). The fair value of the contingent consideration is remeasured to its estimated fair value at each reporting period with the change in fair value recognized in selling, general and administrative expense in the Company's Consolidated Statements of Earnings (see Note 11). Amounts paid in excess of the amount recorded on the acquisition date are classified as cash flows used in operating activities. Payments not exceeding the acquisition-date fair value of the contingent consideration arrangement are classified as cash flows used in financing activities. Payments made soon after the acquisition date are classified as cash flows used in investing activities.

        Derivative and Hedging Activities:     All derivative financial instruments are recognized on the balance sheet at fair value. Derivative assets and derivative liabilities are classified as other current assets, other assets, other current liabilities or other liabilities generally based on the gain or loss position of the hedged item and the instrument's maturity date. As a matter of policy, the Company uses derivatives for risk management purposes and it does not use derivatives for trading or speculative purposes, nor is a party to leveraged derivatives. The Company's policy is to enter into derivative contracts with major financial institutions that have at least an "A" (or equivalent) credit rating.

        A key risk management objective is to mitigate foreign exchange rate volatility and interest rate fluctuations impact on earnings. The Company uses foreign exchange forward contracts, interest rate swaps and interest rate contracts to help mitigate these risks. All hedging instruments that qualify for hedge accounting are designated and effective as hedges, in accordance with U.S. GAAP, which presumes the derivative is highly effective at offsetting changes in fair value or cash flows of the underlying exposure both at inception of the hedging relationship and on an ongoing basis. The method of assessing hedge effectiveness and measuring hedge ineffectiveness is formally documented at hedge inception. The Company assesses hedge effectiveness and measures hedge ineffectiveness at least quarterly throughout the designated hedge period.

        The Company enters into foreign exchange forward contracts to hedge against the effect of exchange rate fluctuations on cash flows denominated in foreign currencies. From time to time, the Company also enters into interest rate contracts, in anticipation of issuing debt, to hedge against interest rate fluctuations. These transactions are designated as cash flow hedges. Changes in the fair value of these derivatives are recognized in other comprehensive income. The settlement or extension of these derivatives will result in reclassifications from accumulated other comprehensive income to earnings in the period during which the hedged transactions affect earnings and in the same financial statement line item with the earnings effects of the hedged transaction. The Company may dedesignate these cash flow hedge relationships in advance of the occurrence of the forecasted transaction. The portion of gains or losses on the derivative instrument previously accumulated in other comprehensive income for dedesignated hedges remains in accumulated other comprehensive income until the forecasted transaction occurs.

        From time to time, the Company also has entered into interest rate swaps to hedge the fair value of certain debt obligations. For interest rate swap contracts that are designated and qualify as fair value hedges, changes in the value of the fair value hedge are recognized as an asset or liability, as applicable, offsetting the changes in the fair value of the hedged debt instrument. When outstanding, the Company's swap contracts are classified as other current assets, other assets, other current liabilities or other liabilities based on the gain or loss position of the contract and the contract maturity date. Additionally, any payments made or received under the swap contracts are accrued and recognized as interest expense in the Consolidated Statements of Earnings.

        Derivatives not designated as hedging instruments include dedesignated foreign currency forward contracts (formerly designated in cash flow hedging relationships) and foreign currency forward contracts that the Company utilizes to economically hedge the foreign currency impact of assets and liabilities (including intercompany assets and liabilities) denominated in nonfunctional currencies. Although hedge accounting does not apply to the economic hedges, a natural hedging relationship exists in which changes in the fair value of the derivative, which are recognized currently in earnings, act as an economic offset to changes in the fair value of the underlying hedged item(s). The fair value (gains) and losses for instruments that do not qualify for hedge accounting and the related transaction gains and losses are recognized in other (income) expense within the Consolidated Statements of Earnings.

        Cash flows from derivative instruments are classified in the Consolidated Statements of Cash Flows in the same category as the cash flows from the items subject to the designated hedge or undesignated (economic) hedge relationship.

        Fair values of the Company's derivatives can change significantly from period to period based on, among other factors, market movements and changes in the Company's positions. However, the Company's risk is limited to the fair value of the instruments. The Company monitors its exposure to counterparty credit risk (the risk that counterparties will default and not make payments to the Company according to the terms of the agreements) by selecting major international banks and financial institutions as counterparties and by entering into master netting arrangements with counterparties when possible. A master netting arrangement may allow each counterparty to net settle amounts owed between a St. Jude Medical entity and the counterparty as a result of multiple, separate derivative transactions. The Company, however, has elected to present the fair values of its derivative assets and liabilities within the Company's Consolidated Balance Sheets on a gross basis even when derivative transactions are subject to master netting arrangements and may otherwise qualify for net presentation. Derivatives not subject to master netting agreements are not eligible for net presentation (see Note 12).

        Product Warranties:     The Company offers a warranty on various products, the most significant of which relate to ICD and pacemaker systems. The Company estimates the costs it expects to incur under its warranties and records a liability for such costs at the time the product is sold. Factors that affect the Company's warranty liability include the number of units sold, historical and anticipated rates of warranty claims and cost per claim. The Company regularly assesses the adequacy of its warranty liabilities and adjusts the amounts as necessary.

        Changes in the Company's product warranty liability during fiscal years 2016 and 2015 were as follows (in millions):

	2016	2015
Balance at beginning of period	$31	$35
Assumed from Thoratec Corporation (Thoratec)	—	7
Warranty (benefit) expense recognized	8	(4)
Warranty credits issued	(13)	(7)

Balance at end of period	$26	$31

        Product Liability:     Based on historical loss trends and anticipated loss on products sold, the Company accrues for product liability claims through its self-insurance program to adequately cover future losses. Additionally, the Company accrues for product liability claims when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. The Company is currently the subject of product liability litigation proceedings and other proceedings described in more detail in Notes 5 and 8.

        Litigation:     The Company accrues a liability for costs related to litigation, including future legal costs, settlements and judgments where it has assessed that such costs are probable and an amount can be reasonably estimated. Receivables for insurance recoveries are recognized when it is probable that a recovery will be realized and may sometimes be recorded in a period subsequent from when the liability is incurred for certain litigation matters, such as shareholder or securities litigation.

        Revenue Recognition:     The Company sells its products to clinics and hospitals world-wide primarily through a direct sales force. In certain international markets, the Company sells its products through independent distributors. The Company recognizes revenue when persuasive evidence of a sales arrangement exists, delivery of goods occurs through the transfer of title and risks and rewards of ownership, the selling price is fixed or determinable and collectability is reasonably assured. A portion of the Company's inventory is held by field sales representatives or consigned at customer locations. For such product inventory, revenue is recognized upon implant or when used by the customer. For products that are not consigned, revenue recognition generally occurs upon shipment to the customer or, in the case of distributors, when title transfers under the contract assuming all other revenue recognition criteria are met. The Company offers sales rebates and discounts to certain customers. The Company records such rebates and discounts as a reduction of net sales in the same period revenue is recognized. The Company estimates rebates based on customers' contracted terms and historical sales experience.

        Excise Taxes:     The Company incurs certain excise taxes in the distribution of its products, including a medical device excise tax assessed on U.S. sales and an excise tax assessed on purchases from the Company's Puerto Rico manufacturing subsidiary. The U.S. medical device excise tax is imposed on the first sale in the U.S. by the manufacturer, producer or importer of a medical device to either a third party or an affiliated distribution entity. The Company capitalizes the assessment of these excise taxes as part of inventory, which is then recognized as cost of sales when the related inventory is sold to a third party customer.

        Research and Development (R&D):     R&D costs are expensed as incurred. R&D costs include costs of all basic research activities, including engineering and technical effort required to develop a new product or make significant improvements to an existing product or manufacturing process. R&D costs also include pre-approval regulatory costs and clinical research expenses.

        Employee Termination Benefits:     Accounting for termination benefits provided by the Company to employees is determined based on the nature of the benefits (e.g., voluntary or involuntary termination) and whether: (a) St. Jude Medical has a substantive plan to providing such benefits, (b) St. Jude Medical has a written employment contract with the impacted employees that includes a provision for such benefits, (c) the termination benefits are due to the occurrence of an event specified in an existing plan or agreement, or (d) the termination benefits are a one-time benefit. In certain circumstances, employee termination benefits may meet more than one of the characteristics listed above and therefore, may have individual elements that are subject to different accounting models.

        Other Restructuring Costs:     From time to time when executing a restructuring or exit plan, the Company incurs costs that are not associated with or will not be incurred to generate revenues. When these costs are incremental to other costs incurred by St. Jude Medical prior to the restructuring plan communication date and will be incurred as a direct result of a restructuring plan, or represent amounts under a contractual obligation that existed prior to the restructuring plan communication date and will either continue after the restructuring plan is completed with no economic benefit or result in a penalty to cancel a contractual obligation, then the Company classifies such costs as other restructuring costs. Such costs are recognized when incurred.

        Stock-Based Compensation:     The Company recognizes stock-based compensation expense for its related compensation programs, which include stock options, restricted stock units, restricted stock awards and the Employee Stock Purchase Plan (ESPP). The fair value of the stock-based compensation is determined at the grant date and the recognition of the related expense is recorded over the vesting period, using a straight-line attribution method, net of estimated forfeitures. All stock option awards granted under these plans have an exercise price equal to the closing stock price on the date of grant, an eight-year contractual life and generally, vest annually over a four-year vesting term. The Company uses the Black-Scholes standard option pricing model (Black-Scholes model) to determine the fair value of stock options and ESPP purchase rights. In addition to the closing stock price on the date of grant, the determination of the fair value of the awards using the Black-Scholes model is also affected by other assumptions, including projected employee stock option exercise behaviors, risk-free interest rate, expected volatility of the Company's stock price in future periods and expected dividend yield, discussed in further detail:

  •
  Expected Term:  The Company analyzes historical employee exercise and termination data to estimate the expected term assumption. Annually, the Company updates these assumptions unless circumstances would indicate a more frequent update is necessary.

  •
  Risk-free Interest Rate:  The rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity equal to or approximating the expected term of the options.

  •
  Volatility:  The Company calculates its expected volatility assumption by weighting historical and implied volatilities. The historical volatility is based on the daily closing prices of the Company's common stock over a period equal to the expected term of the option. Market-based implied volatility is based on utilizing market data of actively traded options on the Company's stock, from options at- or near-the-money, at a point in time as close to the grant date of the employee options as reasonably practical and with similar terms to the employee share option, or a remaining maturity of at least six months if no similar terms are available. The historical volatility of the Company's common stock price over the expected term of the option is a strong indicator of the expected future volatility. In addition, implied volatility takes into consideration market expectations of how future volatility will differ from historical volatility. The Company does not believe that one estimate is more reliable than the other, and as a result, the Company uses an equal weighting of historical volatility and market-based implied volatility.

  •
  Dividend Yield:  The Company's dividend yield assumption is based on the expected annual dividend yield on the grant date.

        The fair value of both restricted stock and restricted stock units is based on the Company's closing stock price on the date of grant. Restricted stock units and restricted stock awards under these plans also generally vest annually over a four-year period. Restricted stock awards are considered issued and outstanding at the grant date and have the right to vote and receive cash dividends as other common stock. Directors can elect to receive half or all of their annual retainer in the form of a restricted stock award with a six-month vesting term. Restricted stock units are not issued and outstanding at the grant date; instead, upon vesting the recipient receives one share of the Company's common stock for each vested restricted stock unit.

        The Company's ESPP allows participating employees to purchase newly issued shares of the Company's common stock at a discount through payroll deductions. The ESPP consists of a 12-month offering period whereby employees can purchase shares at 85% of the market value at either the beginning of the offering period or the end of the offering period, whichever price is lower. The Company expenses the embedded purchase option and 15% discount over the offering period as stock-based compensation expense.

        The Company records deferred tax assets for awards that result in deductions on the Company's income tax returns, based on the amount of stock-based compensation expense recognized and the statutory tax rate in the jurisdiction in which it will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the income tax return are recorded in additional paid-in capital (if the tax deduction exceeds the deferred tax asset) or in the Consolidated Statements of Earnings (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards). See Note 7 for further detail on the Company's stock-based compensation plans.

        Foreign Currency Translation:     Sales and expenses denominated in foreign currencies are translated at average exchange rates in effect throughout the year. Foreign currency transaction gains and losses are included in other (income) expense in the Consolidated Statements of Earnings. Assets and liabilities of foreign operations are translated at period-end exchange rates with the impacts of foreign currency translation recognized to foreign currency translation adjustment, a component of accumulated other comprehensive income (loss) in the Consolidated Statements of Shareholders' Equity.

         Income Taxes:     Income taxes are recorded under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Consolidated Financial Statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the Consolidated Financial Statements and the tax basis of related assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances for deferred tax assets are recognized when, after consideration of all positive and negative evidence, it is considered more-likely-than-not that a portion of the deferred tax assets will not be realized. When the Company changes its determination as to the amount of deferred tax assets that can be realized the valuation allowance is adjusted with a corresponding impact to income tax expense in the Consolidated Statements of Earnings during the period in which such determination is made.

        The Company recognizes liabilities for uncertain tax positions that require application of accounting estimates that are subject to inherent uncertainties associated with the tax audit process, and therefore include certain contingencies. The current portion of tax liabilities, including accrued interest and penalties, is included in income taxes payable and the noncurrent portion of tax liabilities is included in other liabilities in the Consolidated Balance Sheets. To the extent new information becomes available which causes the Company to change its judgment regarding the adequacy of its existing tax liabilities, such changes to the Company's tax liabilities will impact income tax expense in the Consolidated Statements of Earnings in the period in which such determination is made. Interest and penalties related to the Company's accrued tax liabilities for potential tax assessments are also included in income tax expense.

        Net Earnings Per Share Attributable to St. Jude Medical, Inc.:     Basic net earnings per share attributable to St. Jude Medical, Inc. is computed by dividing net earnings attributable to St. Jude Medical, Inc. by the weighted average number of outstanding common shares during the period, exclusive of dilutive securities. Diluted net earnings per share attributable to St. Jude Medical, Inc. is computed by dividing net earnings attributable to St. Jude Medical, Inc. by the weighted average number of outstanding common shares and dilutive securities during the period.

        The following table sets forth the computation of basic and diluted net earnings per share as well as the anti-dilutive shares of common stock excluded from diluted net earnings per share for fiscal years 2016, 2015 and 2014 (in millions, except per share amounts):

	2016	2015	2014
Numerator:
Net earnings attributable to St. Jude Medical, Inc.	$734	$880	$1,002
Denominator:
Basic weighted average shares outstanding	284.7	282.2	285.0
Dilution associated with stock-based compensation plans	4.0	4.1	4.7

Diluted weighted average shares outstanding	288.7	286.3	289.7

Basic net earnings per share attributable to St. Jude Medical, Inc.	$2.58	$3.11	$3.52

Diluted net earnings per share attributable to St. Jude Medical, Inc.	$2.54	$3.07	$3.46

Anti-dilutive shares of common stock excluded from diluted net earnings per share attributable to St. Jude Medical, Inc.	3.0	3.8	3.3

        Subsequent Events:     The Company has evaluated subsequent events through February 17, 2017, the date the consolidated financial statements were available to be issued.

        New Accounting Pronouncements:     The following table provides a description of recent accounting pronouncements adopted.

Standard	Description	Impact of adoption or other significant matters
Accounting Standards Update (ASU) No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis	The standard affects both the variable interest entity and voting interest entity consolidation models.	The Company adopted this ASU in the quarter ended April 2, 2016, using the modified retrospective method. The adoption did not have a material impact on the Company's results of operations or financial position.
ASU No. 2015-05, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer's Accounting for Fees Paid in a Cloud Computing Arrangement	The standard provides guidance to customers about how to account for cloud computing arrangements when such arrangements include software licenses.	The Company adopted this ASU in the quarter ended April 2, 2016, using the prospective method. The adoption did not have a material impact on the Company's results of operations or financial position.
ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory	The standard requires that inventory within the scope of the guidance be measured at the lower of cost or net realizable value.	The Company adopted this ASU in the quarter ended April 2, 2016. The adoption did not have a material impact on the Company's results of operations or financial position.
ASU No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments

The standard changes the manner in which an acquirer recognizes adjustments to provisional amounts that are identified during the measurement period. It also includes certain presentation and disclosure requirements relating to such adjustments.

The Company adopted this ASU in the quarter ended October 3, 2015. Since the Company did not have any measurement period adjustments relating to prior acquisitions during the 2015 period prior to the adoption, the adoption did not have a material impact on the Company's results of operations or financial position.

ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments	The update includes amendments to eight specific cash flow presentation matters, including contingent consideration payments after a business combination.	The Company adopted this ASU in the interim period ended October 1, 2016. The adoption did not have a material impact on the Company's cash flows.

NOTE 2—BUSINESS COMBINATIONS

Fiscal Year 2016

        Middle East distributor:     In February 2016, the Company acquired certain assets and assumed certain liabilities of a medical device distributor in the Middle East for $19 million of total purchase consideration. The transaction was accounted for as a purchase business combination. The purchase price allocation, which includes customer relationship intangible assets of $7 million and goodwill of $5 million, is considered preliminary, largely with respect to certain tax-related assets and liabilities. During 2016, the Company did not recognize any material adjustments to provisional amounts.

        U.S. distributor:     In September 2016, the Company acquired a medical device distributor in the U.S. for $14 million of total purchase consideration ($10 million of cash consideration and $4 million of contingent consideration). The transaction was accounted for as a purchase business combination. The purchase price allocation, which includes customer relationship intangible assets of $9 million and goodwill of $5 million, is considered preliminary, largely with respect to certain tax-related liabilities. During 2016, the Company did not recognize any material adjustments to provisional amounts.

Fiscal Year 2015

        Thoratec:     In October 2015, the Company acquired all the outstanding shares of Thoratec Corporation (Thoratec). Under the terms of the agreement, each outstanding Thoratec share was converted into the right to receive $63.50 per share in cash. Thoratec, headquartered in Pleasanton, California, develops, manufactures and markets proprietary medical devices used for mechanical circulatory support for the treatment of heart failure patients. Certain "in-the-money" unvested options to purchase Thoratec shares that were outstanding and unexercised immediately prior to completion of the acquisition were exchanged for St. Jude Medical restricted stock awards; each unvested Thoratec restricted stock unit and performance share unit that was outstanding immediately prior to completion of the acquisition was converted into St. Jude Medical restricted stock units; and certain "in-the-money" unvested options to purchase Thoratec shares, unvested restricted stock units, and unvested Thoratec performance share units previously awarded to certain employees were accelerated upon the acquisition (collectively "accelerated and replacement equity awards"). The aggregate fair value of the accelerated and replacement equity awards of $166 million was based on St. Jude Medical, Inc.'s stock price at the date of acquisition. The value of the replacement equity awards not earned was $57 million as of the date of acquisition and will be expensed over the remaining requisite service periods ranging up to four years (see Note 7). Additionally, during 2015, the Company recognized direct transaction costs of $22 million in selling, general and administrative expense in the Company's Consolidated Statements of Earnings.

        Significant judgment is required in determining the estimated fair values of identifiable intangible assets, including IPR&D assets, and certain other assets and liabilities. Such valuation requires significant estimates and assumptions inherent in the initial measurements including, but not limited to:

  •
  Timing and amount of revenue and future cash flows, which often depend on estimates of relevant market sizes, expected market growth rates, trends in technology (including the impacts of anticipated product introductions by competitors, legal agreements and patent litigation), the expected useful lives of acquired technologies and the expected completion date of IPR&D projects;

  •
  Expected costs to develop the IPR&D projects into commercially viable products, which include the stage of completion, the complexity of the work to complete, the contribution of core technologies and other acquired assets and the required clinical investment to obtain regulatory approval;

  •
  The discount rate reflecting the risk inherent in future cash flows; and

  •
  Perpetual growth rate used to calculate the terminal value, where applicable.

        Adjustments to the preliminary purchase price allocation within the allocation period were not material. The following table summarizes the final purchase price allocation of the values of net assets as a result of the Company's acquisition of Thoratec in October 2015 (in millions):

Thoratec
Accounts receivable	$75
Inventories	150
Other current and noncurrent assets	44
Property, plant and equipment	57
Goodwill	2,143
Intangible assets	1,490
Accounts payable	(22)
Other current and noncurrent liabilities	(69)
Contingent consideration liabilities	(33)
Deferred income tax assets/(liabilities)	(548)

Net assets	$3,287
Cash consideration paid to Thoratec shareholders	$3,484
Cash consideration paid for vested Thoratec share awards	30

Total cash paid	$3,514
Less: cash acquired	(262)

Net cash consideration	$3,252
Fair value of equity awards exchanged in business combination	35

Total purchase consideration	$3,287

        The goodwill recorded as a result of the Thoratec acquisition is not deductible for income tax purposes. The goodwill is largely attributable to strategic opportunities for growing the Company's portfolio of products treating heart failure by offering more comprehensive therapy options across the care continuum. Synergies are also expected to arise upon the integration of Thoratec, the benefits of utilizing the existing workforce, technology innovation and cross-selling opportunities. Additionally, IPR&D projects that did not have substance at the acquisition date are not separately identified. IPR&D intangible assets include Thoratec projects for its next generation left ventricular assist device and percutaneous heart pumps, which have not been approved for commercialization in the U.S. We currently expect approvals for U.S. commercialization to occur at various times between 2017 and 2019. In connection with the acquisition of Thoratec, the Company recognized $714 million of indefinite-lived IPR&D intangible assets, $683 million of purchased technology and patent definite-lived intangible assets that have an estimated weighted average useful life of 9.8 years and a $93 million trademark definite-lived intangible asset that has an estimated useful life of 16.0 years.

        The consolidated results of the Company for the fiscal year ended January 2, 2016, include Thoratec's results of operations from the acquisition date through January 2, 2016. Net sales and net losses of Thoratec during this period included in the Company's Consolidated Financial Statements for the fiscal year ended January 2, 2016 totaled $136 million and $94 million, respectively.

        The following unaudited pro forma information provides the effect of the Company's acquisition of Thoratec as if the acquisition had occurred on December 29, 2013 (in millions):

(unaudited)	2015	2014
Pro forma net sales	$5,919	$6,099
Pro forma net earnings attributable to St. Jude Medical, Inc.	$970	$767

        The historical consolidated financial information of the Company and Thoratec has been adjusted in the pro forma information to give effect to pro forma events that are (a) directly attributable to the acquisition and related financing, (b) expected to have a continuing impact on St. Jude Medical, Inc., and (c) factually supportable. In order to reflect the occurrence of the acquisition on December 29, 2013, as required, the unaudited pro forma results include adjustments to reflect, among other things, the incremental intangible asset amortization to be incurred based on the values of each identifiable intangible asset and the interest expense from debt financing obtained to fund the cash consideration transferred. Pro forma adjustments were tax effected at the Company's historical statutory rates in effect for the respective periods. The unaudited pro forma amounts are not necessarily indicative of the combined results of operations that would have been realized had the acquisition and related financing occurred on December 29, 2013, nor are they meant to be indicative of any anticipated combined results of operations that St. Jude Medical, Inc. will experience after the transaction. In addition, the amounts do not include any adjustments for actions that may be taken following the completion of the transaction, such as expected cost savings, operating synergies or revenue enhancements that may be realized subsequent to the transaction. Pro forma 2015 net earnings attributable to St. Jude Medical, Inc. were adjusted to exclude the following in fiscal year 2015: $16 million of direct transaction costs, $19 million of nonrecurring expense related to the fair value adjustment to acquisition-date inventory, $64 million of nonrecurring stock-based compensation expenses for Thoratec equity awards accelerated at closing, $46 million of severance and other termination payments and $15 million of retention bonuses, consulting expenses and other bonus payments. These items were included in the pro forma 2014 net earnings attributable to St. Jude Medical, Inc.

Fiscal Year 2014

        NeuroTherm:     In August 2014, the Company acquired all the outstanding shares of NT Holding Company (NeuroTherm) for $147 million in net cash consideration and assumed $50 million of debt, which has been repaid. Additionally, the Company recognized direct transaction costs of $1 million in selling, general and administrative expense in the Company's Consolidated Statements of Earnings. NeuroTherm, headquartered in Wilmington, Massachusetts, is involved in the business of marketing, designing, manufacturing and distributing radio frequency ablation medical devices and the related consumable items for pain management and interventional radiology markets.

        The goodwill recorded as a result of the NeuroTherm acquisition is not deductible for income tax purposes. The goodwill is largely attributable to strategic opportunities for growing the Company's neuromodulation product portfolio to provide additional product offerings and therapy options, synergies expected to arise after the acquisition and the benefits of the existing workforce related to the acquired business. In connection with the acquisition of NeuroTherm, the Company recognized $87 million of developed technology intangible assets that have estimated useful lives ranging from 11 to 12 years and a $2 million other intangible asset that has an estimated useful life of 5 years.

        During the fourth quarter of 2014, the Company reflected a fair value adjustment and recorded a $7 million decrease to goodwill and deferred income tax assets/(liabilities). All other adjustments to the preliminary purchase price allocation within the allocation period were not material. The following table summarizes the final purchase price allocation of the fair values of net assets as a result of the Company's acquisition of NeuroTherm in August 2014 (in millions):

NeuroTherm
Current assets	$22
Property, plant and equipment	2
Goodwill	125
Intangible assets	89
Current liabilities	(13)
Deferred income tax assets/(liabilities)	(28)
Long-term debt	(50)

Net assets	$147
Cash paid	$148
Less: Cash acquired	(1)

Net cash consideration	$147

        The results of NeuroTherm since the date of acquisition and pro forma disclosures of the consolidated results of the Company with the full year effects of NeuroTherm have not been separately presented since the impact to the Company's results of operations was not material.

NOTE 3—GOODWILL AND OTHER INTANGIBLE ASSETS

        The changes in the carrying amount of goodwill for the fiscal years ended December 31, 2016 and January 2, 2016 were as follows (in millions):

Balance as of January 3, 2015	$3,532
Thoratec	2,142
Foreign currency translation and other	(23)

Balance as of January 2, 2016	5,651
Middle East distributor	5
U.S. distributor	5
Thoratec	1
Foreign currency translation and other	(24)

Balance as of December 31, 2016	$5,638

        The following table provides the gross carrying amount of other intangible assets and related accumulated amortization (in millions):

	December 31, 2016		January 2, 2016
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Definite-lived intangible assets:
Purchased technology and patents	$1,902	$755	$1,840	$578
Trademarks and tradenames	116	24	115	16
Customer lists and relationships	30	8	21	16
Licenses, distribution agreements and other	26	3	6	2

	$2,074	$790	$1,982	$612

Indefinite-lived intangible assets:
Acquired IPR&D	$764		$829
Trademarks and tradenames	27		27

	$791		$856

        See Notes 8 and 11 for further information on the Company's intangible asset impairment charges.

        The following table presents expected future amortization expense for acquired intangible assets recognized as of December 31, 2016 and expected amortization expense of indefinite-lived IPR&D assets based on anticipated regulatory product approvals (in millions):

	2017	2018	2019	2020	2021	After 2021
Amortization expense	$224	$242	$238	$228	$181	$935

        The expected amortization expense is an estimate. Actual amounts of amortization expense may differ due to the impact of the Company's merger with Abbott Laboratories (Abbott) (see Note 14).

NOTE 4—DEBT

        The carrying value of the Company's debt, including debt issuance costs, discounts or premiums consisted of the following (in millions):

	December 31, 2016	January 2, 2016
Term Loan Due 2020	$2,304	$2,093
2016 Senior Notes	—	500
2018 Senior Notes	497	496
2020 Senior Notes	497	496
2023 Senior Notes	893	892
2025 Senior Notes	495	494
2043 Senior Notes	689	689
Yen-denominated Senior Notes Due 2017	70	68
Yen-denominated Senior Notes Due 2020	109	106
Yen-denominated credit facilities	55	54
Commercial paper borrowings	190	504

Total debt	5,799	6,392
Less: current debt obligations	445	1,163

Long-term debt	$5,354	$5,229

        Contractual maturities of the Company's debt for the next five fiscal years and thereafter, excluding any debt issuance costs, discounts or premiums, as of December 31, 2016 were as follows (in millions):

	2017	2018	2019	2020	2021	After 2021
Future minimum principal payments	$445	$598	$227	$2,463	$—	$2,100

        Term Loan Due 2020:     In August 2015, the Company entered into a 5-year, $2.6 billion term loan due in 2020 (Term Loan Due 2020). In October 2015, the Company received proceeds of $2.1 billion to finance the Company's acquisition of Thoratec. The remaining $500 million was drawn on January 15, 2016 to refinance existing indebtedness of the Company and for general corporate purposes. The Company may make interest payments under the Term Loan Due 2020 at its election of a 1-month, 2-month, 3-month or 6-month LIBOR plus 1.125%, subject to adjustment in the event of a change in the Company's credit ratings. Required quarterly principal payments on the Term Loan Due 2020 began in March 2016, with an increase to the quarterly principal payments after three years followed by a final maturity payment due in October 2020. The Company may make optional principal payments on the outstanding borrowings at any time. During 2016, the Company made quarterly principal payments totaling $124 million and prepaid an additional $167 million on its Term Loan Due 2020.

        2016 Senior Notes:     In January 2016, the Company repaid its $500 million principal amount of 5-year, 2.500% unsecured senior notes (2016 Senior Notes), issued in December 2010. Interest payments were required on a semi-annual basis. The 2016 Senior Notes were issued at a discount, yielding an effective interest rate of 2.540% at issuance.

        Concurrent with the issuance of the 2016 Senior Notes, the Company entered into a 5-year, $500 million notional amount interest rate swap designated as a fair value hedge of the changes in fair value of the Company's fixed-rate 2016 Senior Notes. In June 2012, the Company terminated the interest rate swap and received a cash payment of $24 million. The gain from terminating the interest rate swap agreement was reflected as an increase to the carrying value of the debt and amortized as a reduction of interest expense in the Consolidated Statements of Earnings resulting in a net average interest rate of 1.300% that was recognized over the remaining term of the 2016 Senior Notes.

        2018 Senior Notes:     In September 2015, the Company issued $500 million principal amount of 3-year, 2.000% unsecured senior notes (2018 Senior Notes) that mature in September 2018. The net proceeds from the issuance of the 2018 Senior Notes were used to finance a portion of the Company's Thoratec acquisition. Interest payments are required on a semi-annual basis. The 2018 Senior Notes were issued at a discount, yielding an effective interest rate of 2.084% at issuance. The Company may redeem the 2018 Senior Notes at any time at the applicable redemption price.

        2020 Senior Notes:     In September 2015, the Company issued $500 million principal amount of 5-year, 2.800% unsecured senior notes (2020 Senior Notes) that mature in September 2020. The net proceeds from the issuance of the 2020 Senior Notes were used to finance a portion of the Company's Thoratec acquisition. Interest payments are required on a semi-annual basis. The 2020 Senior Notes were issued at a discount, yielding an effective interest rate of 2.810% at issuance. The Company may redeem the 2020 Senior Notes at any time at the applicable redemption price.

        2023 Senior Notes:     In April 2013, the Company issued $900 million principal amount of 10-year, 3.250% unsecured senior notes (2023 Senior Notes) that mature in April 2023. Interest payments are required on a semi-annual basis. The 2023 Senior Notes were issued at a discount, yielding an effective interest rate of 3.310% at issuance. The Company may redeem the 2023 Senior Notes at any time at the applicable redemption price.

         2025 Senior Notes:     In September 2015, the Company issued $500 million principal amount of 10-year, 3.875% unsecured senior notes (2025 Senior Notes) that mature in September 2025. The net proceeds from the issuance of the 2025 Senior Notes were used to finance a portion of the Company's Thoratec acquisition. Interest payments are required on a semi-annual basis. The 2025 Senior Notes were issued at a discount, yielding an effective interest rate of 3.922% at issuance. The Company may redeem the 2025 Senior Notes at any time at the applicable redemption price.

        2043 Senior Notes:     In April 2013, the Company issued $700 million principal amount of 30-year, 4.750% unsecured senior notes (2043 Senior Notes) that mature in April 2043. Interest payments are required on a semi-annual basis. The 2043 Senior Notes were issued at a discount, yielding an effective interest rate of 4.790% at issuance. The Company may redeem the 2043 Senior Notes at any time at the applicable redemption price.

        The majority of the net proceeds from the issuance of the 2023 Senior Notes and 2043 Senior Notes were used to redeem the Company's $700 million principal amount of 5-year, 3.750% unsecured senior notes due in 2014 and the $500 million principal amount of 10-year, 4.875% unsecured senior notes due in 2019.

        Yen-Denominated Senior Notes Due 2017:     In April 2010, the Company issued 7-year, 1.580% unsecured senior notes in Japan (Yen Notes Due 2017) totaling 8.1 billion Japanese Yen (the equivalent of $70 million at December 31, 2016 and $68 million at January 2, 2016). The principal amount of the Yen Notes Due 2017 recorded on the balance sheet fluctuates based on the effects of foreign currency translation. Interest payments are required on a semi-annual basis and the entire principal balance is due in April 2017.

        Yen-Denominated Senior Notes Due 2020:     In April 2010, the Company issued 10-year, 2.040% unsecured senior notes in Japan (Yen Notes Due 2020) totaling 12.8 billion Japanese Yen (the equivalent of $109 million at December 31, 2016 and $106 million at January 2, 2016). The principal amount of the Yen Notes Due 2020 recorded on the balance sheet fluctuates based on the effects of foreign currency translation. Interest payments are required on a semi-annual basis and the entire principal balance is due in April 2020.

        Yen-Denominated Credit Facilities:     In March 2011, the Company borrowed 6.5 billion Japanese Yen (the equivalent of $55 million at December 31, 2016 and $54 million at January 2, 2016) under uncommitted credit facilities with two commercial Japanese banks. The principal amount reflected on the balance sheet fluctuates based on the effects of foreign currency translation. Half of the borrowings bear interest at Yen LIBOR plus 0.250% and mature in March 2017 and the other half of the borrowings bear interest at Yen LIBOR plus 0.275% and mature in June 2017. The maturity dates of each credit facility automatically extend for a one-year period, unless the Company elects to terminate the credit facility.

        Commercial Paper Borrowings:     The Company's commercial paper program provides for the issuance of unsecured notes with maturities up to 270 days. During 2016 and 2015, the Company's weighted average effective interest rate on its commercial paper borrowings was approximately 0.807% and 0.308%, respectively. Any future commercial paper borrowings would bear interest at the applicable then-current market rates.

        Other Available Borrowings:     In July 2015, the Company entered into a commitment letter (Commitment Letter) with Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (together BofAML) pursuant to which BofAML committed to provide a $3.7 billion senior unsecured bridge facility (Bridge Facility) to finance the acquisition of Thoratec (see Note 2). The Company never drew any borrowings under the Bridge Facility, which was later terminated in October 2015 when the Company completed its acquisition of Thoratec. However, the Company recognized $13 million of commitment fees associated with the Bridge Facility in other (income) expense in the Consolidated Statements of Earnings.

        In August 2015, the Company entered into a 5-year, $1.5 billion revolving, unsecured committed credit facility (Credit Facility Expiring 2020) that it may draw upon to refinance existing indebtedness and for general corporate purposes. The Credit Facility Expiring 2020 amended and restated the Company's previous $1.5 billion unsecured committed credit facility that was scheduled to expire in May 2018. The Credit Facility Expiring 2020 will expire on August 21, 2020. Borrowings under the Credit Facility Expiring 2020 bear interest at LIBOR plus 0.900%, subject to adjustment in the event of a change in the Company's credit ratings. As of December 31, 2016 and January 2, 2016, the Company had no outstanding borrowings under either facility.

        Operating and financial covenants:     Certain of the Company's debt outstanding and available borrowings contain operating and financial covenants. Specifically, the Credit Facility Expiring 2020 and the Term Loan Due 2020 require that the Company has a leverage ratio (defined as the ratio of indebtedness to EBITDA (net earnings before interest expense, income taxes, depreciation, amortization and certain income and expenses)) not exceeding 3.5 to 1.0. Additionally, during the third quarter of 2015, the Company amended a debt covenant related to its 1.580% Yen Denominated Senior Notes Due 2017 and its 2.040% Yen Denominated Senior Notes Due 2020 (Yen Notes) to require a ratio of total debt to total capitalization not exceeding 60%. Under the Credit Facility Expiring 2020, Term Loan Due 2020, senior notes and Yen Notes, the Company also has certain limitations on how the Company conducts its business, including limitations on dividends, additional liens or indebtedness and limitations on certain acquisitions, mergers, investments and dispositions of assets.

NOTE 5—COMMITMENTS AND CONTINGENCIES

Leases

        The Company leases various facilities and equipment under non-cancelable operating lease arrangements. The following table presents the Company's future minimum lease payments as of December 31, 2016 (in millions):

	2017	2018	2019	2020	2021	After 2021
Future minimum operating lease payments	$41	$31	$24	$20	$19	$22

        Rent expense under all operating leases was $51 million, $45 million and $51 million in fiscal years 2016, 2015 and 2014, respectively.

Securities and Other Shareholder Litigation

        December 2012 Securities Litigation:     On December 7, 2012, a putative securities class action lawsuit was filed in federal district court in Minnesota against the Company and an officer (collectively, the defendants) for alleged violations of the federal securities laws, on behalf of all purchasers of the publicly traded securities of the defendants between October 17, 2012 and November 20, 2012. The complaint, which sought unspecified damages and other relief as well as attorneys' fees, challenges the Company's disclosures concerning its high voltage cardiac rhythm lead products during the purported class period. On December 10, 2012, a second putative securities class action lawsuit was filed in federal district court in Minnesota against the Company and certain officers for alleged violations of the federal securities laws, on behalf of all purchasers of the publicly traded securities of the Company between October 19, 2011 and November 20, 2012. The second complaint alleged similar claims and sought similar relief. In March 2013, the Court consolidated the two cases and appointed a lead counsel and lead plaintiff. A consolidated amended complaint was served and filed in June 2013, alleging false or misleading representations made during the class period extending from February 5, 2010 through November 7, 2012. In September 2013, the defendants filed a motion to dismiss the consolidated amended complaint. On March 10, 2014, the Court ruled on the motion to dismiss, denying the motion in part and granting the motion in part. On October 7, 2014, the lead plaintiff filed a second amended complaint. Like the original consolidated amended complaint, the plaintiffs did not assert any specific amount of compensation in the second amended complaint. The Court granted class certification on December 22, 2015. On May 24, 2016, the parties agreed to resolve the case, pending notification to class members and subject to court approval. Under the settlement, the Company agreed to make a payment of $39.25 million to resolve all of the class claims and recorded a charge of that amount during the second quarter of 2016. On July 13, 2016, the Court issued an order preliminarily approving the settlement. Concurrent with the recording of the loss, the Company also recognized probable insurance recoveries of $39.25 million. The Court gave final approval to the settlement at a hearing on November 9, 2016, and the matter has been dismissed.

        Abbott Merger Lawsuits:     On May 2, 2016, a shareholder of the Company filed a purported class action lawsuit in Ramsey County, Minnesota, captioned Silverman v. St. Jude Medical, Inc., et al., 62-CV-16-2872 alleging that the Company's directors breached their fiduciary duties in connection with the proposed merger contemplated by the Company and Abbott (the Proposed Transaction). On May 26, 2016, a second action entitled Larkin v. Starks, et al., 62-CV-16-3367, was filed in the same court alleging substantially similar claims. On July 5, 2016, plaintiffs in the two actions jointly filed an Amended Shareholder class and Derivative Action Complaint (the Amended Complaint). Plaintiffs' Amended Complaint asserts that the Company's directors breached their fiduciary duties by conducting a flawed sale process, failing to maximize shareholder value, and publishing false or misleading disclosure materials relating to the Proposed Transaction, and that the Abbott defendants aided and abetted those breaches. The Amended Complaint asserts direct and/or derivative claims for breach of fiduciary duty, corporate waste and abuse of control under Minnesota Statute § 302A.467. Plaintiffs seek, among other things, to enjoin the Proposed Transaction and an order directing defendants to account to plaintiffs for all damages allegedly suffered by the putative class and damages allegedly incurred by the Company in connection with the Proposed Transaction. On August 3, 2016, a third action entitled Gross v. Starks, et al., 62-CV-16-4581, was filed in Ramsey County, Minnesota, containing allegations similar to those in the Silverman Amended Complaint. This action was consolidated with the two previously filed actions. On December 6, 2016, plaintiffs in the consolidated action voluntarily dismissed their actions with prejudice.

        On June 30, 2016, a shareholder of the Company filed a purported class action lawsuit in the United States District Court for the District of Minnesota, captioned Rosenfeld v. St. Jude Medical, Inc., et al., 16-cv-02275-WMW-FLN, alleging that the Company and its directors violated Section 14(a) of the Securities Exchange Act of 1934, SEC Rule 14a-9, and Minnesota Statute §§ 80A.68 and 80A.76, and that the Company's directors violated Section 20(a) of the Exchange Act, by filing a Form S-4 with the SEC that contained false or misleading statements regarding the Proposed Transaction. Plaintiff sought, among other things, to enjoin the Proposed Transaction or, if consummated, an order rescinding it or awarding actual and punitive damages to Plaintiff and the putative class. On November 23, 2016, the Plaintiff voluntarily dismissed his complaint.

Regulatory Matters

        The U.S. Food and Drug Administration (FDA) inspected the Company's manufacturing facility in Atlanta, Georgia, where the Company manufactures its CardioMEMS™ HF system, at various times between June 8 to June 26, 2015. On July 6, 2015, the FDA issued a Form 483 identifying certain observed non-conformity with current Good Manufacturing Practice at the facility. Following the receipt of the Form 483, the Company provided written responses to the FDA detailing proposed corrective actions and immediately initiated efforts to address the FDA's observations of non-conformity. The Company subsequently received a warning letter dated September 30, 2015 from the FDA relating to these non-conformities. Since the completion of the FDA inspection, the Company has provided and will continue to provide the FDA with regular updates. The Company has fully-integrated this former CardioMEMS standalone facility into St. Jude Medical's quality systems. During July 2016, the FDA conducted a follow-up inspection at the Atlanta facility. On July 28, 2016, the FDA issued a Form 483 identifying additional observed non-conformities with current Good Manufacturing Practice at the facility. The Company has worked to remediate these observations. There has been no inspection subsequent to the issuance of the Form 483 and no other further action to date by the FDA. The warning letter is specific to the Atlanta facility and does not impact any of the Company's other manufacturing facilities. The warning letter does not identify any specific concerns regarding the performance of, or indicate the need for any field or other action regarding, the CardioMEMS™HF system product or any other St. Jude Medical product. The Company will continue manufacturing and shipping product from the Atlanta facility, and customer orders are not expected to be impacted while the Company works to resolve the FDA's concerns. The Company takes these matters seriously, will respond timely and fully to the FDA's requests, and believes that the FDA's concerns will be resolved without a material impact on the Company's financial results.

Intellectual Property Matters

        On October 26, 2016, the Regents of the University of California filed a patent infringement action against the Company in the United States District Court for the Northern District of California alleging that two U.S. patents owned by the Regents of the University of California are infringed by certain of our catheters and other devices used to treat atrial fibrillation. The Company has not recorded an expense related to any potential damages in connection with this matter because any potential loss is not probable or reasonably estimable. Because, based on the Company's historical experience, the amount ultimately paid, if any, often does not bear any relationship to the amount claimed, the Company cannot reasonably estimate a loss or range of loss, if any, that may result from this matter.

NOTE 6—ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) AND SUPPLEMENTAL EQUITY INFORMATION

        The table below presents the changes in each component of accumulated other comprehensive income, net of tax, including other comprehensive income and the reclassifications out of accumulated other comprehensive income into net earnings for fiscal years 2016, 2015 and 2014 (in millions):

	Unrealized Gain (Loss) On Available-for-sale Securities	Unrealized Gain (Loss) On Derivative Instruments	Foreign Currency Translation Adjustment	Accumulated Other Comprehensive Income
Accumulated other comprehensive income (loss) as of December 28, 2013	$17	$3	$26	$46
Other comprehensive income (loss) before reclassifications	—	—	(217)	(217)
Amounts reclassified to net earnings from accumulated other comprehensive income	(2)	—	—	(2)

Other comprehensive income (loss)	(2)	—	(217)	(219)

Accumulated other comprehensive income (loss) as of January 3, 2015	15	3	(191)	(173)

Other comprehensive income (loss) before reclassifications	2	17	(168)	(149)
Amounts reclassified to net earnings from accumulated other comprehensive income	(14)	(9)	—	(23)

Other comprehensive income (loss)	(12)	8	(168)	(172)

Accumulated other comprehensive income (loss) as of January 2, 2016	3	11	(359)	(345)

Other comprehensive income (loss) before reclassifications	15	16	(52)	(21)
Amounts reclassified to net earnings from accumulated other comprehensive income	—	6	—	6

Other comprehensive income (loss)	15	22	(52)	(15)

Accumulated other comprehensive income (loss) as of December 31, 2016	$18	$33	$(411)	$(360)

        Income taxes are not provided for foreign translation related to permanent investments in international subsidiaries. Reclassification adjustments are made to avoid double counting items in comprehensive income that are also recorded as part of net earnings.

        The following table provides details about reclassifications out of accumulated other comprehensive income and the line items impacted in the Company's Consolidated Statements of Earnings for fiscal years 2016, 2015 and 2014 (in millions):

	Amounts reclassified from accumulated other comprehensive income
Details about accumulated other comprehensive income components	2016	2015	2014	Statements of Earnings Classification
Unrealized (gain) loss on available-for-sale securities:
(Gain) loss on sale of available-for-sale securities	$—	$(22)	$(3)	Other (income) expense
Tax effect	—	8	1	Income tax expense

Net of tax	$—	$(14)	$(2)

Unrealized (gain) loss on derivative financial instruments:
(Gain) loss on derivative financial instruments	$9	$(10)	$—	Cost of sales
Tax effect	(3)	1	—	Income tax expense

Net of tax	$6	$(9)	$—

        The Company's realized (gains) and losses on its available-for-sales securities and derivative financial instruments are computed using the specific identification method. There were no available-for-sale other-than-temporary impairment losses recognized in fiscal years 2016, 2015 or 2014.

Supplemental Equity Information

        On December 9, 2016, the Company's Board of Directors authorized a cash dividend of $0.31 per share payable on January 31, 2017 to shareholders of record as of January 13, 2017. However, no St. Jude Medical dividend was paid since the Company's merger with Abbott was effective before the record date (see Note 14).

        During 2015, the Company exercised its exclusive option and paid $173 million to Spinal Modulation's shareholders to obtain the remaining 81% ownership interest in the company that it did not previously own and accrued $155 million of contingent consideration (see Note 11). The $173 million paid during 2015 was classified as a financing activity in the Consolidated Statements of Cash Flows. As the Company retained its controlling interest, the payment for the shares and the accrual for contingent consideration resulted in a decrease in shareholders' equity before noncontrolling interest of $297 million and a decrease in noncontrolling interest of $33 million in St. Jude Medical, Inc.'s Consolidated Balance Sheets. Spinal Modulation's results of operations continued to be included in the Company's Consolidated Financial Statements.

        On January 13, 2015, the Company authorized a share repurchase program of up to $500 million of its outstanding common stock. The Company began repurchasing shares on January 30, 2015. From January 30, 2015 through March 2, 2015, the Company repurchased approximately 7.5 million shares for $500 million at an average repurchase price of $66.96 per share.

        During 2014, the Company exercised its exclusive option and paid $344 million to CardioMEMS' shareholders and $18 million for pre-existing fee and compensation arrangements to obtain the remaining 81% ownership interest in the company that it did not previously own. The $344 million paid during 2014 was classified as a financing activity in the Consolidated Statements of Cash Flows. As the Company retained its controlling interest, the payment for the shares resulted in a decrease in shareholders' equity before noncontrolling interest of $297 million and a decrease in noncontrolling interest of $47 million in St. Jude Medical, Inc.'s Consolidated Balance Sheets. CardioMEMS' results of operations continued to be included in the Company's Consolidated Financial Statements.

NOTE 7—STOCK-BASED COMPENSATION

Stock-based Compensation Plans

        The Company's total stock-based compensation expense for fiscal years 2016, 2015 and 2014 by income statement line item was as follows (in millions):

	2016	2015	2014
Cost of sales	$6	$6	$6
Selling, general and administrative expense	77	137	49
Research and development expense	16	17	16

Stock-based compensation expense	$99	$160	$71

        In connection with the closing of the merger with Abbott (see Note 14), the Company's stock-based compensation plans were frozen such that no future awards may be granted thereunder and the Company's ESPP was terminated.

Weighted Average Fair Values and Black-Scholes Valuation Assumptions

        The following table provides the weighted average grant date fair values of the Company's restricted stock awards, restricted stock units and ESPP purchase rights during fiscal years 2016, 2015 and 2014, excluding Thoratec-related awards:

	2016	2015	2014
Weighted average grant date fair values:
Restricted stock awards	$76.37	$71.77	$63.48
Restricted stock units	$74.33	$61.79	$69.08
ESPP purchase rights	N/A	$16.91	$15.46

        The following table includes the weighted average grant date fair value of stock options granted to employees during fiscal years 2016, 2015 and 2014 and the related weighted average assumptions used in the Black-Scholes model:

	2016	2015	2014
Fair value of options granted	N/A	$12.54	$14.56
Assumptions:
Expected term (years)	N/A	5.4	5.4
Risk-free interest rate	N/A	1.7%	1.7%
Volatility	N/A	24.7%	24.9%
Dividend yield	N/A	1.8%	1.6%

Stock-based Compensation Activity

        The following table summarizes stock option activity under all stock-based compensation plans during the fiscal year ended December 31, 2016:

	Options (shares in millions)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding as of January 2, 2016	16.8	$48.22
Granted	—	—
Exercised	(2.6)	37.14
Forfeited and expired	(0.5)	59.70

Outstanding as of December 31, 2016	13.7	$49.88	4.3	$415

Vested and expected to vest	13.3	$49.53	4.2	$409

Exercisable as of December 31, 2016	10.2	$45.11	3.6	$356

        The aggregate intrinsic value of options outstanding and options exercisable is based on the Company's closing stock price on the last trading day of the fiscal year for in-the-money options. The aggregate intrinsic value represents the cumulative difference between the fair market value of the underlying common stock and the option exercise prices. The total intrinsic value of options exercised during fiscal years 2016, 2015 and 2014 was $102 million, $94 million and $88 million, respectively.

        The following table summarizes activity for restricted stock awards and restricted stock units under all stock-based compensation plans during the fiscal year ended December 31, 2016, excluding the Company's Thoratec-related awards:

	Restricted Stock Units and Awards (shares in millions)	Weighted Average Grant Date Fair Value
Unvested balance as of January 2, 2016	1.5	$60.65
Granted	0.1	74.96
Vested	(0.6)	57.36
Forfeited	(0.1)	61.91

Unvested balance as of December 31, 2016	0.9	$64.36

        The total aggregate grant date fair value of restricted stock awards and restricted stock units vested during fiscal years 2016, 2015 and 2014 was $33 million, $30 million and $26 million, respectively, excluding Thoratec-related awards.

Thoratec-related Awards

        During 2015, certain Thoratec equity awards were accelerated upon the completion of the acquisition and settled in cash ("accelerated equity awards"). All other unvested Thoratec equity awards that were outstanding immediately prior to completion of the acquisition were converted into St. Jude Medical, Inc. restricted stock awards or restricted stock units in a manner designed to preserve the intrinsic value of such awards at the acquisition date ("replacement equity awards").

        The values of the accelerated equity awards and replacement equity awards were allocated between the total purchase consideration for Thoratec (see Note 2) and the future requisite service period ranging up to four years based on the ratio of the pre-acquisition service period to the greater of the total service period of the replacement equity award or the original service period of the

Thoratec award. The accelerated equity awards and replacement equity awards resulted in incremental stock-based compensation expense of $88 million during fiscal year 2015 and $31 million during fiscal year 2016, that are included in selling, general and administrative expense.

        On October 8, 2015, 1.2 million shares of replacement equity awards were granted at a weighted average grant date fair value of $63.19. Of these awards, 0.1 million shares vested during 2015 at an aggregate exchange date fair value of $5 million. During 2016, an additional 0.8 million shares vested at an aggregate grant date fair value of $38 million and 0.1 million shares were forfeited. Approximately 0.2 million shares remained outstanding and unvested as of December 31, 2016.

NOTE 8—SPECIAL CHARGES

        The Company recognizes certain transactions and events as special charges in its Consolidated Financial Statements. These charges (such as restructuring charges, impairment charges, certain legal settlements or product field action costs and litigation costs) result from facts and circumstances that vary in frequency and impact on the Company's results of operations.

2016 Initiatives

        During the fourth quarter of 2015, the Company initiated restructuring activities to drive cross-functional synergies (the 2016 Initiatives). The 2016 Initiatives included enhancing focus on programs that will strengthen its strategic objectives, driving productivity enhancements and incurring costs to fully integrate its recent acquisitions. During 2015, the Company incurred charges primarily related to severance and other termination benefits.

        During 2016, the Company incurred additional charges related to severance and other termination benefits, contract termination costs and other exit costs, and fixed asset write-offs, primarily associated with the closure of Thoratec facilities and a research facility in the United States. The Company also incurred charges primarily related to inventories that became obsolete due to technology changes by a third party. Material charges are not expected in future periods as the 2016 Initiatives are complete.

        A summary of the activity related to the 2016 Initiatives accrual is as follows (in millions):

	Employee Termination Costs	Inventory Charges	Fixed Asset Charges	Other Restructuring Costs	Total
Balance at January 3, 2015	$—	$—	$—	$—	$—
Cost of sales special charges	9	1	1	1	12
Special charges	22	—	—	—	22
Non-cash charges used	—	(1)	(1)	—	(2)
Cash payments	(2)	—	—	(1)	(3)

Balance at January 2, 2016	29	—	—	—	29
Cost of sales special charges	1	10	3	7	21
Special charges	24	—	7	13	44
Non-cash charges used	—	(10)	(10)	—	(20)
Cash payments	(45)	—	—	(17)	(62)

Balance at December 31, 2016	$9	$—	$—	$3	$12

Manufacturing and Supply Chain Optimization Plan

        During 2014, the Company initiated the Manufacturing and Supply Chain Optimization Plan to leverage economies of scale, streamline distribution methods, drive process improvements through global synergies, balance plant utilization levels, centralize certain vendor relationships and reduce overall costs. During 2014, the Company incurred charges primarily related to severance and other termination benefits, fixed assets write-offs associated with information technology assets no longer expected to be utilized and distributor and other contract termination costs.

        During 2015, the Company incurred charges primarily related to severance and other termination benefits, contract termination costs and fixed asset write-offs. These costs included charges associated with the elimination of certain operational, quality and hardware development activities at a research and development facility, continued exit costs related to a facility closure in the United States and software development assets no longer expected to be utilized (see Note 11).

        During 2016, the Company incurred additional exit cost charges upon finalizing the facility closure in the United States. Material charges are not expected in future periods as the Manufacturing and Supply Chain Optimization Plan is complete.

        A summary of the activity related to the Manufacturing and Supply Chain Optimization Plan accrual is as follows (in millions):

	Employee Termination Costs	Inventory Charges	Fixed Asset Charges	Other Restructuring Costs	Total
Balance at December 28, 2013	$—	$—	$—	$—	$—
Cost of sales special charges	7	—	—	—	7
Special charges	12	—	5	8	25
Non-cash charges used	—	—	(5)	—	(5)
Cash payments	(5)	—	—	(2)	(7)

Balance at January 3, 2015	14	—	—	6	20
Cost of sales special charges	4	3	15	7	29
Special charges	20	—	—	29	49
Non-cash charges used	—	(3)	(15)	—	(18)
Cash payments	(27)	—	—	(35)	(62)
Foreign exchange rate impact	—	—	—	(1)	(1)

Balance at January 2, 2016	11	—	—	6	17
Cost of sales special charges	—	—	—	2	2
Special charges	—	—	—	2	2
Non-cash charges used	—	—	—	—	—
Cash payments	(9)	—	—	(9)	(18)

Balance at December 31, 2016	$2	$—	$—	$1	$3

2012 Business Realignment Plan

        During 2012, the Company realigned its product divisions into two new operating divisions: the Implantable Electronic Systems Division (combining its legacy Cardiac Rhythm Management and Neuromodulation product divisions) and the Cardiovascular and Ablation Technologies Division (combining its legacy Cardiovascular and Atrial Fibrillation product divisions). In addition, the Company centralized certain support functions, including information technology, human resources, legal, business development and certain marketing functions. The organizational changes have been part of a comprehensive plan to accelerate the Company's growth, reduce costs, leverage economies of scale and increase investment in product development.

        During 2014, the Company announced additional organizational changes including the combination of its Implantable Electronic Systems Division and Cardiovascular and Ablation Technologies Division, resulting in an integrated research and development organization and a consolidation of manufacturing and supply chain operations worldwide. The integration was conducted in a phased approach during 2014. In connection with these actions, the Company incurred charges primarily related to severance and other termination benefits and other restructuring costs, including distributor and other contract termination costs, costs associated with the discontinuation of a clinical trial and planned exit costs related to a facility in Europe. Additionally, the Company recognized inventory and fixed asset write-offs related to a discontinued clinical trial and fixed asset write-offs associated with projects abandoned under the new realigned structure.

        During 2015, the Company incurred additional charges primarily related to severance and other termination benefits and other restructuring costs, including contract termination costs, asset relocation expenses and other exit costs predominately associated with the facility closure in Europe.

        During 2016, the Company reassessed the remaining accrual balance and determined that some of the previously recorded accrual balances were no longer necessary. Additionally, the Company revised estimates for employee termination costs, recognizing a special benefit, and also recognized a special benefit for salvaged inventory components. No additional charges are expected in future periods as the 2012 Business Realignment Plan is complete.

        A summary of the activity related to the 2012 Business Realignment Plan accrual during fiscal years 2016, 2015 and 2014 is as follows (in millions):

	Employee Termination Costs	Inventory Charges	Fixed Asset Charges	Other Restructuring Costs	Total
Balance at December 28, 2013	$54	$—	$—	$33	$87
Cost of sales special charges	8	8	13	1	30
Special charges	36	—	7	35	78
Non-cash charges used	—	(8)	(20)	—	(28)
Cash payments	(69)	—	—	(56)	(125)
Foreign exchange rate impact	(3)	—	—	(1)	(4)

Balance at January 3, 2015	26	—	—	12	38
Cost of sales special charges	2	3	—	—	5
Special charges	2	—	2	5	9
Non-cash charges used	—	(3)	(2)	—	(5)
Cash payments	(25)	—	—	(10)	(35)
Foreign exchange rate impact	(2)	—	—	—	(2)

Balance at January 2, 2016	3	—	—	7	10
Cost of sales special charges	—	(3)	—	(1)	(4)
Special charges	(1)	—	—	—	(1)
Non-cash charges used	—	3	—	—	3
Cash payments	(2)	—	—	(1)	(3)

Balance at December 31, 2016	$—	$—	$—	$5	$5

2011 Restructuring Plan

        During 2011, the Company incurred special charges related to restructuring actions to realign certain activities in the Company's legacy Cardiac Rhythm Management business and sales and selling support organizations. The restructuring actions included phasing out Cardiac Rhythm Management manufacturing and R&D operations in a country in Europe, reductions in the Company's workforce and rationalizing product lines. The 2011 Restructuring Plan was completed in 2013. Cash payments totaled $1 million and $13 million during 2015 and 2014, respectively. All other activity was not material.

Other Special Charges

        Intangible asset impairment charges:     During 2016, the Company recognized an intangible asset impairment charge of $5 million related to an indefinite-lived IPR&D asset.

        During 2015, the Company recognized a $2 million impairment charge associated with a customer relationship intangible asset.

        During 2014, the Company recognized intangible asset impairment charges for certain indefinite-lived IPR&D assets and an indefinite-lived tradename asset resulting in impairment charges of $50 million and $8 million, respectively. See Note 11 for further discussion of these intangible asset impairment charges.

        Legal settlements:     During 2016, the Company recognized net legal settlement gains of $18 million associated with five unrelated legal cases. Additionally, although the Company recognized a legal settlement loss related to the December 2012 Securities Litigation, it concurrently recognized insurance recoveries in the same amount during 2016. In connection with the March 2010 Securities Class Action Litigation, the Company recognized $7 million in insurance recoveries as a special benefit during 2016. Partially offsetting the legal settlement gains, the Company recognized charges of $8 million primarily to evaluate allegations made by third parties about the safety and security of the Company's implantable cardiac rhythm management devices, initiate litigation against certain third parties related to those allegations and evaluate claims in a putative class action lawsuit asserting claims related to the safety and security of those devices. In December 2016, the plaintiff in the putative class action filed a notice with the Court voluntarily dismissing the case.

        During 2015, the Company recognized $10 million in insurance recoveries as a special benefit associated with the March 2010 Securities Class Action Litigation. Partially offsetting this benefit, the Company recognized $3 million in charges related to two unrelated legal settlements and a $1 million charge related to an unfavorable judgment for a product liability claim.

        During 2014, the Company recognized a $48 million special benefit related to a favorable judgment and resolution in a patent infringement case. Partially offsetting this gain, the Company recognized $37 million of legal settlement expense for three unrelated legal settlements.

        Product field action costs and litigation costs:     During 2016, 2015 and 2014, the Company recognized $8 million, $19 million and $31 million, respectively, of litigation charges for expected future probable and estimable legal costs associated with outstanding legal matters related to the Company's product field actions. Charges in excess of the amounts accrued are reasonably possible and depend on a number of factors, such as the type of claims received and the cost to defend.

        During 2016, the Company initiated an advisory letter to physicians for patients implanted with certain tachycardia cardiac rhythm management devices that were identified as having a potential premature battery depletion issue that could, on rare occasions, result in necessary treatment not being provided. In connection with this advisory, the Company recognized charges of $94 million, of which $82 million was recorded to cost of sales special charges related to product field action costs, primarily for device replacement costs, estimated scrapped inventory and costs for providing remote monitoring to patients under the advisory. Charges in excess of the accrual are reasonably possible and depend on a number of factors, such as the number of physicians requesting remote monitoring and device replacements.

        During 2016, the Company also initiated an advisory letter to physicians for patients implanted with certain ICD devices that were identified as having a potential therapy anomaly resulting in a lack of necessary treatment. As a result, the Company recognized charges of $5 million to cost of sales special charges primarily for estimated scrapped inventory and warranty costs.

        During 2016, the Company also initiated an advisory letter to physicians participating in an investigational device exemption study for patients implanted with certain leadless bradycardia cardiac rhythm management devices that were identified as having a potential premature battery depletion issue that could, on rare occasions, result in necessary treatment not being provided. As a result, the Company recognized $2 million to cost of sales special charges for estimated scrapped inventory.

        During 2014, the Company initiated an advisory letter to physicians for patients implanted with certain ICDs that were identified as having a potential battery anomaly. As a result, the Company recognized special charges of $23 million, which was recorded to cost of sales special charges, primarily for scrapped inventory as well as additional warranty and patient monitoring costs. During both 2016 and 2015, the Company recognized a $5 million benefit each year in cost of sales special charges for salvaged inventory components related to this advisory action.

        During both 2015 and 2014, the Company recognized a $2 million and a $4 million benefit, respectively, in cost of sales special charges due to lower than expected direct recall costs associated with a 2012 voluntary product field action related to certain neuromodulation implantable pulse generator charging systems.

        Other restructuring-related charges:     The Company also recognized other restructuring-related charges of $3 million and $2 million during 2016 and 2015, respectively.

NOTE 9—INCOME TAXES

        The Company's earnings before income taxes as generated from its U.S. and international operations are as follows (in millions):

	2016	2015	2014
U.S.	$(222)	$(107)	$157
International	1,052	1,035	911

Earnings before income taxes and noncontrolling interest	$830	$928	$1,068

        Income tax expense consisted of the following (in millions):

	2016	2015	2014
Current:
U.S. federal	$23	$64	$151
U.S. state and other	6	2	11
International	123	56	39

Total current	152	122	201
Deferred	(56)	(60)	(88)

Income tax expense	$96	$62	$113

        The components of deferred tax assets and liabilities are as follows (in millions):

	2016	2015
Deferred income tax assets:
Net operating loss carryforwards	$427	$350
Tax credit carryforwards	217	144
Inventories	32	34
Stock-based compensation	49	56
Compensation and benefits	144	143
R&D expenditures, capitalized for tax	69	80
Accrued liabilities and other	107	124

	1,045	931
Less: valuation allowance	(419)	(337)

Deferred income tax assets, net	626	594

Deferred income tax liabilities:
Unrealized gain on available-for-sale securities	(8)	(1)
Unrealized gain on derivative financial instruments	(15)	(4)
Property, plant and equipment	(151)	(166)
Intangible assets	(803)	(853)

Deferred income tax liabilities	(977)	(1,024)

Net deferred income tax assets (liabilities)	$(351)	$(430)

        As of December 31, 2016, the Company had U.S. federal net operating loss carryforwards, the tax effect of which was $3 million and U.S. tax credit carryforwards, the tax effect of which was $123 million that will expire from 2024 through 2033 if not utilized. The Company also has state tax carryforwards, the tax effect of which was $98 million, that have an unlimited carryforward period. These amounts are subject to annual usage limitations. In addition, the Company had foreign tax net operating loss carryforwards, the tax effect of which was $424 million as of December 31, 2016. These tax attributes have an unlimited carryforward period. Because of the change in ownership resulting from the Abbott Transaction (see Note 14), there may be an annual limitation on the amount of the carryforwards that can be utilized.

        Certain of the Company's subsidiaries in international tax jurisdictions are in cumulative loss positions and have experienced cumulative losses in recent periods. A cumulative loss position is considered significant negative evidence in assessing the realizability of a deferred tax asset that is difficult to overcome when determining that a valuation allowance is not needed against deferred tax assets. The Company's valuation allowances reduced the carrying value of deferred tax assets associated with certain net operating loss and tax credit carryforwards in these tax jurisdictions.

        A reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate is as follows:

	2016	2015	2014
U.S. federal statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:
U.S. state income taxes, net of federal tax benefit	1.0	(0.1)	0.2
International taxes at lower rates	(16.8)	(22.6)	(19.6)
Tax benefits from domestic manufacturer's deduction	—	(1.0)	(1.2)
Research and development credits	(3.2)	(2.7)	(2.8)
Puerto Rico excise tax	(2.8)	(2.4)	(1.7)
Reversal of excess tax accruals	(3.7)	(2.8)	—
Noncontrolling interest	—	0.5	1.8
Restructuring and acquisition-related items	1.5	3.0	(0.3)
Other	0.6	(0.2)	(0.8)

Effective income tax rate	11.6%	6.7%	10.6%

        The Company's effective income tax rate differs from the U.S. federal statutory rate each year due to certain operations that are subject to tax incentives, state and local taxes and foreign taxes that are different than the U.S. federal statutory rate. Currently, the Company's operations in Puerto Rico, Costa Rica and Malaysia have various tax incentive grants. In 2016, 2015 and 2014, the tax reductions as compared to the local statutory rates favorably impacted diluted net earnings per share attributable to St. Jude Medical, Inc. by $1.08, $1.26 and $1.06, respectively. Unless these grants are extended, they will expire between 2018 and 2026. The Company's historical practice has been to renew, extend or obtain new tax incentive grants upon expiration of existing tax incentive grants.

        The Company has not recorded U.S. deferred income taxes on approximately $5.2 billion of its non-U.S. subsidiaries' undistributed earnings because such amounts are intended to be reinvested outside the United States indefinitely. If these earnings were repatriated to the United States, the Company would be required to accrue and pay U.S. federal income taxes and foreign withholding taxes, as adjusted for foreign tax credits. Determination of the amount of any unrecognized deferred income tax liability on these earnings is not practicable, but would likely be in excess of $1.5 billion.

        The following table summarizes the activity related to the Company's uncertain tax positions (in millions):

	2016	2015	2014
Balance at beginning of year	$338	$328	$315
Increases related to current year tax positions	48	48	67
Increases related to prior year tax positions	98	—	6
Increases related to positions assumed from Thoratec	—	7	—
Reductions related to prior year tax positions	(27)	(24)	(27)
Reductions related to settlements / payments	(146)	(16)	(27)
Expiration of the statute of limitations for the assessment of taxes	—	(5)	(6)

Balance at end of year	$311	$338	$328

        The Company recognized interest and penalties, net of tax benefit, of ($9 million), $10 million and $4 million associated with its uncertain tax positions during fiscal years 2016, 2015 and 2014, respectively. The Company's accrued liability for gross interest and penalties was $44 million, $58 million and $44 million as of December 31, 2016, January 2, 2016 and January 3, 2015, respectively.

        The Company is subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. The Company has substantially concluded all material U.S. federal, state, foreign and local income tax matters for all tax years through 2004. In 2016, the company entered into settlement agreements with the IRS, closing our 2008 to 2011 tax examinations. The settlement resulted in a reduction of our uncertain tax positions of $133 million during the year and reducing our accrual for gross interest by $22 million. In 2016, the IRS completed an audit of the Company's 2012 and 2013 tax returns and also proposed adjustments in an audit report.

        During 2016, the European Commission concluded that decisions by the tax authorities in Belgium regarding corporate income taxes paid under certain excess profit rulings, including the ruling previously granted to one of the Company's subsidiaries, did not comply with European Union rules on state aid. Based on the applicability of this conclusion to the Company's 2009 through 2014 tax returns in Belgium, the Company recorded a liability of 45 million Euros ($48 million as of December 31, 2016) including interest to reserve for this uncertain tax position.

NOTE 10—RETIREMENT PLANS

        Defined Contribution Plans:     The Company has a 401(k) retirement savings plan that provides retirement benefits to substantially all full-time U.S. employees. Eligible employees may contribute a percentage of their annual compensation, subject to IRS limitations, with the Company matching a portion of the employees' contributions at the discretion of the Company's Board of Directors. In addition, the Company has defined contribution programs for employees in certain countries outside the United States. Company contributions under all defined contribution plans totaled $30 million in 2016, $27 million in 2015 and $26 million in 2014, respectively.

        The Company also has a non-qualified deferred compensation plan that provides certain officers and employees the ability to defer a portion of their compensation until a later date. The deferred amounts and earnings thereon are payable to participants, or designated beneficiaries, at specified future dates upon retirement, death or termination from the Company. The deferred compensation liability, which is classified as other liabilities, was approximately $323 million and $302 million as of December 31, 2016 and January 2, 2016, respectively.

        Defined Benefit Plans:     The Company has funded and unfunded defined benefit plans for employees in certain countries outside the United States. The liability totaled $34 million and $32 million as of December 31, 2016 and January 2, 2016, respectively, which approximated the actuarial calculated unfunded liability. The amount of funded plan assets and the amount of pension expense was not material.

NOTE 11—FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

        The fair value measurement standard applies to certain financial assets and liabilities that are measured at fair value on a recurring basis (each reporting period) and certain financial assets and liabilities that are measured at fair value on a nonrecurring basis. The Company also maintains other financial instruments that approximate their fair value due to their short maturities, and include such instruments as its cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and current and long-term debt obligations.

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis

        The Company's financial assets and liabilities that are measured at fair value on a recurring basis include money-market securities, available-for-sale marketable securities, trading marketable securities, derivative instruments and contingent consideration liabilities. The Company does not have any material nonfinancial assets or liabilities that are measured at fair value on a recurring basis.

A summary of the valuation methodologies used for the respective financial assets and liabilities measured at fair value on a recurring basis is as follows:

        Money-market securities:     The Company's money-market securities include funds that are traded in active markets and are recorded at fair value based upon the quoted market prices. The Company classifies these securities as level 1.

        Available-for-sale securities:     The Company's available-for-sale securities include publicly-traded equity securities that are traded in active markets and are recorded at fair value based upon the closing stock prices. The Company classifies these securities as level 1.

        Trading securities:     The Company's trading securities include publicly-traded mutual funds that are traded in active markets and are recorded at fair value based upon quoted market prices of the net asset values of the funds. The Company classifies these securities as level 1.

        Derivative instruments:     Fair values for the Company's derivative financial instruments are based on quoted market prices of comparable instruments, if available, or more commonly on standard pricing models that use readily observable market parameters from industry standard data providers as their basis. These models reflect contractual terms of the derivatives, including period to maturity and market-based parameters such as foreign currency exchange rates. They do not contain a high level of subjectivity as the techniques used in the models do not require significant judgment and inputs are readily observable from actively quoted markets. The Company classifies these instruments as level 2 (see Note 12).

        Contingent consideration liabilities:     The fair value of the Company's contingent liabilities is initially measured based on the consideration expected to be transferred (probability-weighted), discounted back to present value. The discount rate used is determined at the time of measurement in accordance with accepted valuation methods. The Company measures the liability on a recurring basis using Level 3 inputs including regulatory approval timing, projected revenues or cash flows, growth rates, discount rates, probabilities of payment and projected payment dates. Projected revenues are based on the Company's most recent internal operating budgets and long-term strategic plans. Changes to any of the inputs may result in significantly higher or lower fair value measurements.

        A summary of assets and liabilities measured at fair value on a recurring basis at December 31, 2016 and January 2, 2016 is as follows (in millions):

	Balance Sheet Classification	December 31, 2016	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money-market securities	Cash and cash equivalents	$30	$30	$—	$—
Available-for-sale securities	Other current assets	40	40	—	—
Foreign currency forward contracts	Other current assets	38	—	38	—
Trading securities	Other assets	322	322	—	—
Foreign currency forward contracts	Other assets	7	—	7	—

Total assets		$437	$392	$45	$—

Liabilities
Contingent consideration	Other current liabilities	$13	$—	$—	$13
Foreign currency forward contracts	Other current liabilities	2	—	2	—
Contingent consideration	Other liabilities	42	—	—	42

Total liabilities		$57	$—	$2	$55

	Balance Sheet Classification	January 2, 2016	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money-market securities	Cash and cash equivalents	$273	$273	$—	$—
Available-for-sale securities	Other current assets	10	10	—	—
Foreign currency forward contracts	Other current assets	14	—	14	—
Trading securities	Other assets	302	302	—	—
Foreign currency forward contracts	Other assets	2	—	2	—

Total assets		$601	$585	$16	$—

Liabilities
Contingent consideration	Other current liabilities	$118	$—	$—	$118
Foreign currency forward contracts	Other current liabilities	6	—	6	—
Contingent consideration	Other liabilities	33	—	—	33
Foreign currency forward contracts	Other liabilities	3	—	3	—

Total liabilities		$160	$—	$9	$151

        The recurring Level 3 fair value measurements of the Company's contingent consideration liabilities include the following significant unobservable inputs (in millions):

Contingent Consideration Liabilities	Fair Value as of December 31, 2016	Valuation Technique	Unobservable Input	Value or Range
Spinal Modulation revenue-based milestones and earn-outs	$23	Monte Carlo Simulation	Discount Rates	1.2% - 16.0%
			Expected Revenue Volatility	25%
			Projected Years of Payments	2017, 2018
Nanostim, Inc. (Nanostim) revenue-based milestones		Probability Weighted Discounted Cash Flow	Discount Rate	5.0%
			Probability of Payments	—%
			Projected Years of Payments	2017, 2018
Assumed from Thoratec regulatory-based and revenue-based milestones	28	Probability Weighted Discounted Cash Flow	Discount Rate	4.7%
			Probability of Payments	—% - 90.0%
			Projected Years of Payments	2018 - 2023
U.S. distributor revenue-based milestones	4	Probability Weighted Discounted Cash Flow	Discount Rates	1.3% - 1.8%
			Probability of Payments	—% - 100.0%
			Projected Years of Payments	2019, 2021

Total contingent consideration liabilities	$55

        Additionally, the following table provides a reconciliation of the beginning and ending balances of the Company's recurring Level 3 fair value measurements (in millions):

	Endosense	Nanostim	Spinal Modulation	Assumed from Thoratec	U.S. Distributor	Total
Balance as of December 28, 2013	$139	$56	$—	$—	$—	$195
Change in fair value of contingent consideration	28	(6)	—	—	—	22
Payment of contingent consideration	(155)	—	—	—	—	(155)
Foreign currency translation	(12)	—	—	—	—	(12)

Balance as of January 3, 2015	—	50	—	—	—	50
Initial fair value measurement of contingent consideration		—	155	—	—	155
Liabilities assumed from Thoratec acquisition		—	—	33	—	33
Change in fair value of contingent consideration		(48)	(33)	(6)	—	(87)

Balance as of January 2, 2016		2	122	27	—	151
Initial fair value measurement of contingent consideration		—	—	—	4	4
Change in fair value of contingent consideration		(2)	26	1	—	25
Payment of contingent consideration		—	(125)	—	—	(125)

Balance as of December 31, 2016		$—	$23	$28	4	$55

        The following table provides a reconciliation of the beginning and ending balances of the Company's auction rate securities (in millions):

Auction Rate Securities
Balance as of January 3, 2015	$—
Auction rate securities acquired from Thoratec	5
Sale of auction rate securities	(5)

Balance as of January 2, 2016	$—

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

        Disclosures are required for certain assets and liabilities that are measured at fair value but are recognized and disclosed at fair value on a nonrecurring basis in periods subsequent to initial recognition. For St. Jude Medical, such measurements of fair value primarily relate to long-lived assets, goodwill, indefinite-lived intangible assets and cost method investments.

        A summary of the valuation methodologies used for the respective nonfinancial assets and liabilities measured at fair value on a nonrecurring basis is as follows:

        Long-lived assets:     Typically the Company measures the fair value of its long-lived assets, such as its definite-lived intangible assets and property, plant and equipment using independent appraisals, market models and discounted cash flow models. A discounted cash flow model requires inputs to a present value cash flow calculation including a risk-adjusted discount rate, operating budgets, long-term strategic plans and remaining useful lives of the asset or asset group.

        During 2016, 2015 and 2014, the Company recognized $10 million, $18 million and $25 million of fixed asset write-offs. During 2016 and 2015, the fixed asset write-offs were primarily related to projects abandoned as the Company continued to integrate its recent acquisitions and software development assets no longer expected to be utilized. During 2014, the fixed asset write-offs were associated with the discontinuation of a clinical trial and projects abandoned under the new realigned structure. Typically the Company measures these assets using independent appraisals, market models and discounted cash flow models; however, as these fixed assets had no alternative future use and therefore no discrete future cash flows, the assets were fully impaired.

        During 2015, the Company recognized $2 million of impairment charges related to customer relationship intangible assets. Due to changes in hospital purchasing practices, the Company determined that the intangible assets no longer had any future discrete cash flows and that the assets were fully impaired.

        Goodwill:     During the third quarter of 2014, the Company performed an interim goodwill impairment test because it significantly changed the composition of the net assets of its reporting units whereby it combined its two legacy reporting units. For this test, the Company bypassed the qualitative assessment and proceeded directly to step one of the two-step goodwill impairment test. In performing the first step, the Company utilized the market approach as computed by its market capitalization plus an estimated control premium. As a result of performing this test, the Company determined that no impairment existed. The fair value inputs utilized in the market approach are considered Level 2 in the fair value hierarchy due to the utilization of quoted prices in active markets for similar assets or liabilities in determining the estimated control premium. During the fourth quarter of 2016, the Company assessed qualitative factors and determined that the two-step impairment test was not necessary. During the fourth quarters of 2015 and 2014, the Company performed its annual goodwill impairment test by bypassing the qualitative assessment and proceeding directly to step one using the market approach described above. As a result of performing these tests, the Company determined that no impairments existed.

        Indefinite-lived intangible assets:     The Company also reviews its indefinite-lived intangible assets at least annually to determine if any adverse conditions exist that would indicate a potential impairment by considering qualitative factors such as macroeconomic conditions, industry and market considerations, cost factors, financial performance, entity specific events, changes in net assets and project-based performance toward regulatory approvals.

        During 2016, the Company recognized impairment charges of $5 million for an indefinite-lived IPR&D intangible asset. The fair value measurement of the IPR&D intangible asset was considered Level 3 in the fair value hierarchy due to the use of unobservable inputs to measure fair value, including the timing of regulatory approval, terminal growth rate, discount rate and projected future cash flows.

        During 2015, the Company performed its annual qualitative assessment of its indefinite-lived intangible assets by considering many of the above factors. Additionally, for certain indefinite-lived intangible asset the Company bypassed the qualitative assessment and performed a quantitative assessment using discounted cash flow models. There were no impairments of indefinite-lived intangible assets in 2015.

        During 2014, the Company recognized impairment charges of $58 million for certain IPR&D intangible assets and a tradename intangible asset to reflect their estimated fair value of $55 million. The Company utilized a discounted cash flow model for each individual asset. The impairments were triggered by clinical information received in the third and fourth quarters of 2014, resulting in the Company revising its expectations, including a decrease in the market opportunity and an increase in the cost and length of time to bring the related products to market. The fair value measurements of these intangible assets are considered Level 3 in the fair value hierarchy due to the use of unobservable inputs to measure fair value, including the terminal growth rate, royalty rate, discount rate and projected future cash flows.

        Cost method investments:     The Company also holds investments in equity securities that are accounted for as cost method investments, which are classified as other assets and measured at fair value on a nonrecurring basis. The carrying value of these investments was $50 million and $80 million as of December 31, 2016 and January 2, 2016, respectively. During 2016, the Company concluded that adverse regulatory rulings and subsequent operational decisions made by an entity in which the Company had strategic debt and equity investments had an adverse impact on the fair values of those investments. As a result, the Company recognized other-than-temporary impairments of approximately $50 million in other (income) expense in the Consolidated Statements of Earnings to fully write-down its cost method equity investment and convertible debt investment. The fair value of the Company's remaining cost method investments was not estimated during 2016 since there were no other identified events or changes in circumstances that may have had a significant adverse effect on the fair value of these investments.

Fair Value Measurements of Other Financial Instruments

        The aggregate fair value of the Company's fixed-rate senior notes at December 31, 2016 (measured using quoted prices in active markets) was $3,283 million compared to the aggregate carrying value of $3,250 million (inclusive of unamortized debt discounts). The fair value of the Company's variable-rate debt obligations at December 31, 2016 approximated its aggregate $2,549 million carrying value due to the variable interest rate and short-term nature of these instruments. The Company also had $537 million and $393 million of cash equivalents invested in short-term deposits and interest and non-interest bearing bank accounts at December 31, 2016 and January 2, 2016, respectively, the cost basis of which approximated the fair value.

NOTE 12—DERIVATIVE FINANCIAL INSTRUMENTS

        The Company uses foreign currency forward contracts, interest rate swaps and interest rate contracts to manage risks generally associated with foreign exchange rate and interest rate fluctuations. The information that follows explains the various types of derivatives financial instruments and how they impacted the Company's financial position and performance.

Cash Flow Hedges

        Foreign exchange forward contracts:     During 2015, the Company began to enter into foreign exchange forward contracts to hedge against the effect of exchange rate fluctuations on cash flows denominated in foreign currencies. These transactions are designated as cash flow hedges. The Company hedges its exposure to the variability in future cash flows of forecasted transactions for periods of up to 24 months. The dollar equivalent gross notional amount of the Company's foreign exchange forward contracts designated as cash flow hedges at December 31, 2016 was approximately $0.9 billion. Hedge ineffectiveness recognized in earnings on cash flow hedges was not material during 2016 or 2015.

        As of December 31, 2016, the Company had a balance of $29 million associated with the after-tax net unrealized gain position related to foreign currency forward contracts recorded in accumulated other comprehensive income in the Consolidated Statements of Shareholders' Equity. On January 4, 2017, the Company terminated its foreign currency forward contracts and recognized an after-tax gain of $29 million.

        The following tables provide the (gains) losses related to derivative instruments designated as cash flow hedges for the years ended December 31, 2016 and January 2, 2016, respectively, including the location in the Consolidated Statements of Comprehensive Income and Consolidated Statements of Earnings (in millions):

	Pre-tax (Gain) Loss Recognized in Other Comprehensive Income on Effective Portion of Derivative	Pre-tax (Gain) Loss Recognized in Earnings on Effective Portion of Derivative as a Result of Reclassification from Accumulated Other Comprehensive Income		Ineffective Portion of (Gain) Loss on Derivative and Amount Excluded from Effectiveness Testing Recognized in Earnings
For the year ended December 31, 2016	Amount	Amount	Location	Amount	Location
Derivatives in Cash Flow Hedging Relationships
Foreign currency forward contracts	$(24)	$9	Cost of sales	$—	Cost of sales

	Pre-tax (Gain) Loss Recognized in Other Comprehensive Income on Effective Portion of Derivative	Pre-tax (Gain) Loss Recognized in Earnings on Effective Portion of Derivative as a Result of Reclassification from Accumulated Other Comprehensive Income		Ineffective Portion of (Gain) Loss on Derivative and Amount Excluded from Effectiveness Testing Recognized in Earnings
For the year ended January 2, 2016	Amount	Amount	Location	Amount	Location
Derivatives in Cash Flow Hedging Relationships
Foreign currency forward contracts	$(23)	$(10)	Cost of sales	$—	Cost of sales

        Reclassifications from accumulated other comprehensive income into earnings include accumulated (gains) losses on dedesignated hedges at the time earnings are impacted.

        Interest rate contracts:     During the first quarter of 2013, the Company entered into and settled treasury rate lock agreements in anticipation of issuing the $900 million principal amount of 2023 Senior Notes and the $700 million principal amount of 2043 Senior Notes. Prior to the issuance of the senior notes, the Company was subject to changes in treasury benchmark interest rates, and therefore locked into fixed-rate coupons to hedge against the interest rate fluctuations. The Company designated the treasury rate lock agreements as cash flow hedges. Upon settlement, the $3 million gain was recognized as a component of other comprehensive income in the Consolidated Statements of Shareholders' Equity, and continues to be recognized as a reduction to interest expense in the Consolidated Statements of Earnings over the life of the senior notes. The amount of hedge ineffectiveness was not material.

Fair Value Hedges

        Interest Rate Swap:     In prior periods, the Company has chosen to hedge the fair value of certain debt obligations through the use of interest rate swap contracts. In June 2012, the Company terminated the interest rate swap it had entered into concurrent with the March 2010 issuance of the 2016 Senior Notes and received a cash payment of $24 million. The gain from terminating the interest rate swap agreement was reflected as an increase to the carrying value of the debt and amortized as a reduction of interest expense in the Consolidated Statements of Earnings resulting in a net average interest rate of 1.3% that was recognized over the remaining term of the 2016 Senior Notes.

Derivatives Not Designated as Hedging Instruments

        Derivatives not designated as hedging instruments include dedesignated foreign currency forward contracts and foreign currency forward contracts that the Company utilizes to economically hedge the foreign currency impact of assets and liabilities denominated in nonfunctional currencies. The dollar equivalent gross notional amount of these forward contracts not designated as hedging instruments totaled approximately $0.2 billion as of December 31, 2016. The fair value of the Company's outstanding contracts was not material at December 31, 2016 or January 2, 2016. The following table provides the (gains) losses related to derivative instruments not designated as hedging instruments, including the location in the Consolidated Statements of Earnings (in millions):

	(Gain) Loss Recognized in Earnings
Derivatives Not Designated as Hedging Instruments	2016	2015	2014	Location
Foreign currency forward contracts	$(7)	$(10)	$(9)	Other (income) expense

        The net (gains) losses were almost entirely offset by corresponding net (losses) gains on the foreign currency exposures being managed.

Location and Fair Value Amount of Derivative Instruments

        The following table summarizes the fair value of the Company's derivative instruments and their locations in the Consolidated Balance Sheets at December 31, 2016 and January 2, 2016, respectively (in millions):

Fair Value of Derivative Instruments	December 31, 2016	January 2, 2016	Location
Derivatives Designated as Hedging Instruments
Foreign currency forward contracts	$38	$14	Other current assets
	7	2	Other assets
	(2)	(6)	Other current liabilities
	—	(3)	Other liabilities
Derivatives Not Designated as Hedging Instruments
Foreign currency forward contracts	—	—	Other current assets
	—	—	Other current liabilities

Total	$43	$7

        Additional information with respect to the fair values of the Company's derivative instruments is included in Note 11.

Credit Risk and Offsetting of Assets and Liabilities of Derivative Instruments

        At both December 31, 2016 and January 2, 2016, St. Jude Medical, Inc. had International Swaps and Derivatives Association agreements with four applicable banks and financial institutions that contain netting provisions.

        The following tables provide information as though the Company had elected to offset the asset and liability balances of derivative instruments, netted in accordance with various criteria in the event of default or termination as stipulated by the terms of the netting arrangements with each of the counterparties at December 31, 2016 and January 2, 2016, respectively (in millions):

		Gross Amounts not Offset in the Consolidated Balance Sheets that are Subject to Master Netting Agreements
Derivatives at December 31, 2016	Gross Amount of Derivative Assets Presented in the Consolidated Balance Sheets	Gross Amount of Eligible Offsetting Recognized Derivative Liabilities Presented in the Consolidated Balance Sheets	Cash Collateral Received	Net Amount of Derivative Assets
Derivatives subject to master netting agreements	$36	$—	$—	$36
Derivatives not subject to master netting agreements	9			9

Total	$45	$—	$—	$45

		Gross Amounts not Offset in the Consolidated Balance Sheets that are Subject to Master Netting Agreements
Derivatives at December 31, 2016	Gross Amount of Derivative Liabilities Presented in the Consolidated Balance Sheets	Gross Amount of Eligible Offsetting Recognized Derivative Assets Presented in the Consolidated Balance Sheets	Cash Collateral Pledged	Net Amount of Derivative Liabilities
Derivatives subject to master netting agreements	$—	$—	$—	$—
Derivatives not subject to master netting agreements	2			2

Total	$2	$—	$—	$2

		Gross Amounts not Offset in the Consolidated Balance Sheets that are Subject to Master Netting Agreements
Derivatives at January 2, 2016	Gross Amount of Derivative Assets Presented in the Consolidated Balance Sheets	Gross Amount of Eligible Offsetting Recognized Derivative Liabilities Presented in the Consolidated Balance Sheets	Cash Collateral Received	Net Amount of Derivative Assets
Derivatives subject to master netting agreements	$3	$1	$—	$2
Derivatives not subject to master netting agreements	13			13

Total	$16	$1	$—	$15

		Gross Amounts not Offset in the Consolidated Balance Sheets that are Subject to Master Netting Agreements
Derivatives at January 2, 2016	Gross Amount of Derivative Liabilities Presented in the Consolidated Balance Sheets	Gross Amount of Eligible Offsetting Recognized Derivative Assets Presented in the Consolidated Balance Sheets	Cash Collateral Pledged	Net Amount of Derivative Liabilities
Derivatives subject to master netting agreements	$1	$1	$—	$—
Derivatives not subject to master netting agreements	8			8

Total	$9	1	$—	$8

        For each counterparty, if netted, the Company would offset the asset and liability balances of all derivatives at the end of the reporting period. No cash collateral had been received or pledged related to these derivative instruments.

NOTE 13—PRODUCT AND GEOGRAPHIC INFORMATION

Product Information

        The following table presents the Company's net sales from its external customers for the five key areas (in millions):

Net Sales	2016	2015	2014
Traditional Cardiac Rhythm Management	$1,472	$1,617	$1,817
Heart Failure	1,444	1,113	991
Atrial Fibrillation	1,263	1,124	1,069
Cardiovascular	1,260	1,212	1,308
Neuromodulation	565	475	437

Net sales	$6,004	$5,541	$5,622

        The Company had no individual customer that represented 10 percent or more of its consolidated net sales during 2016, 2015 or 2014.

Geographic Information

        The following table presents net sales by significant country based on customer location (in millions):

Net Sales	2016	2015	2014
United States	$3,091	$2,838	$2,657
Other foreign countries	2,913	2,703	2,965

Net sales	$6,004	$5,541	$5,622

        The amounts for long-lived assets by significant country include net property, plant and equipment by physical location of the asset as follows (in millions):

Long-Lived Assets	December 31, 2016	January 2, 2016	January 3, 2015
United States	$983	$1,011	$1,005
Other foreign countries	335	309	338

Total long-lived assets	$1,318	$1,320	$1,343

NOTE 14—ABBOTT TRANSACTION

        On January 4, 2017, Abbott completed its acquisition of St. Jude Medical, Inc., pursuant to which St. Jude Medical, Inc. was merged with and into a wholly owned subsidiary of Abbott and was renamed St. Jude Medical, LLC. Under the Agreement and Plan of Merger, each outstanding share of the Company's common stock was automatically converted into the right to receive $46.75 in cash, without interest, and 0.8708 of an Abbott common share, with any fractional Abbott common shares settled in cash.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Abbott Laboratories

        We have audited the accompanying consolidated balance sheets of St. Jude Medical, Inc. as of December 31, 2016 and January 2, 2016, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of St. Jude Medical, Inc. at December 31, 2016 and January 2, 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 17, 2017

USE OF PROCEEDS

        Abbott will not receive any cash proceeds from the issuance of the Abbott notes in connection with the exchange offers. In exchange for issuing the Abbott notes and paying the cash consideration, Abbott will receive the tendered STJ notes. The STJ notes surrendered in connection with the exchange offers will be retired and cancelled and will not be reissued.

 THE EXCHANGE OFFERS AND CONSENT SOLICITATIONS

Purpose of the Exchange Offers and Consent Solicitations

        On January 4, 2017, Abbott completed its previously announced acquisition of St. Jude Medical, Inc. pursuant to which St. Jude Medical, Inc. was ultimately merged with and into a wholly owned subsidiary of Abbott, with such wholly owned subsidiary surviving the merger and being renamed St. Jude Medical, LLC. In connection with completion of the acquisition, Abbott is conducting the exchange offers to simplify its capital structure and to give existing holders of STJ notes the option to obtain securities issued by Abbott Laboratories. Abbott is conducting the consent solicitations to eliminate various covenants, event of default provisions and other provisions under the STJ indentures and the STJ notes. Completion of the exchange offers and consent solicitations is expected to ease administration of the combined company's indebtedness.

Terms of the Exchange Offers and Consent Solicitations

  Subject Securities of the Exchange Offers; Total Consideration

        In the exchange offers, Abbott is offering in exchange for a holder's outstanding STJ notes the following Abbott notes and cash consideration:

				Exchange Consideration(1)(2)		Early Participation Premium(1)(2)	Total Consideration(1)(2)(3)
Aggregate Principal Amount (mm)	Series of STJ notes to be Exchanged	CUSIP No.	Series of Abbott notes to be Issued	Abbott notes (principal amount)	Cash	Abbott notes (principal amount)	Abbott notes (principal amount)	Cash
$500	2.000% Senior Notes due 2018	790849AL7	2.000% Senior Notes due 2018	$970	$2.50	$30	$1,000	$2.50
$500	2.800% Senior Notes due 2020	790849AM5	2.800% Senior Notes due 2020	$970	$2.50	$30	$1,000	$2.50
$900	3.25% Senior Notes due 2023	790849AJ2	3.25% Senior Notes due 2023	$970	$2.50	$30	$1,000	$2.50
$500	3.875% Senior Notes due 2025	790849AN3	3.875% Senior Notes due 2025	$970	$2.50	$30	$1,000	$2.50
$700	4.75% Senior Notes due 2043	790849AK9	4.75% Senior Notes due 2043	$970	$2.50	$30	$1,000	$2.50

(1)
Consideration, representing principal amount of Abbott notes, per $1,000 principal amount of STJ notes validly tendered, subject to any rounding as described herein.

(2)
As used in this table, the term "Abbott notes" refers, in each case, to the series of Abbott notes corresponding to the series of STJ notes of like tenor and coupon.

(3)
Includes the early participation premium for STJ notes validly tendered before the early consent date described herein and not validly withdrawn.

        In exchange for each $1,000 principal amount of STJ notes that is validly tendered before the early consent date and not validly withdrawn, holders will receive the total consideration.

        In exchange for each $1,000 principal amount of STJ notes that is validly tendered after the early consent date but before the expiration date, and not validly withdrawn, holders will receive only the exchange consideration, which is equal to the difference between (i) the total consideration applicable to such series minus (ii) the early participation premium applicable to such series.

        The Abbott notes will be issued only in denominations of $2,000 and whole multiples of $1,000. See the section entitled "Book-Entry, Delivery and Form—Global Securities." In order to be eligible to receive Abbott notes pursuant to any exchange offer, a holder must validly offer for exchange a nominal amount of STJ notes at least equal to such minimum denomination. If Abbott would be required to issue an Abbott note in a denomination other than $2,000 or a whole multiple of $1,000 in excess thereof, Abbott will, in lieu of such issuance:

  •
  issue an Abbott note in a principal amount that has been rounded down to the nearest lesser whole multiple of $1,000 in excess of $2,000; and

  •
  pay a cash amount equal to the sum of:

  •
  (i) the difference between (x) the principal amount of the Abbott notes to which the tendering holder would otherwise be entitled minus (y) the principal amount of the Abbott note actually issued in accordance with this paragraph; plus

  •
  (ii) accrued and unpaid interest on the principal amount representing such difference to, but excluding, the settlement date. However, you will not receive any payment for interest on this cash amount or any accrued or unpaid interest by reason of any delay on the part of the exchange agent in making delivery or payment to the holders entitled thereto or any delay in the allocation or crediting of securities or monies received by DTC to participants in DTC or in the allocation or crediting of securities or monies received by participants to beneficial owners. In no event will Abbott be liable for interest or damages in relation to any delay or failure of payment to be remitted to any holder.

        The interest rate, interest payment dates and maturity date of each series of Abbott notes to be issued by Abbott in the exchange offers will be the same as those of the corresponding series of STJ notes to be exchanged. The Abbott notes received in exchange for the tendered STJ notes will accrue interest from (and including) the most recent date to which interest has been paid on those STJ notes (which will be the first interest payment date falling after the settlement date in the case of any tendered STJ note for which the corresponding record date falls before the expiration date). Interest will only accrue with respect to the aggregate principal amount of Abbott notes you receive, which will be less than the principal amount of STJ notes you tendered for exchange in the event that your STJ notes are tendered after the early consent date but before the expiration date. Except as otherwise set forth above, you will not receive a payment for accrued and unpaid interest on STJ notes you exchange at the time of the exchange.

        Each series of Abbott notes is a new series of debt securities that will be issued under that certain Indenture, dated as of March 10, 2015, between Abbott and U.S. Bank National Association, as trustee (which we refer to as the "Abbott base indenture"), with certain terms being set forth in an officers' certificate. We refer to the Abbott base indenture together with such certain terms set forth in the officers' certificate (the "Abbott officers' certificate") as the "Abbott indenture." We refer to U.S. Bank National Association in its capacity as trustee under the Abbott indenture as the "Abbott trustee." The terms of the Abbott notes will include those expressly set forth in such notes and the Abbott indenture and those made part of the Abbott indenture by reference to the Trust Indenture Act of 1939, as amended, which we refer to as the "Trust Indenture Act."

  Subject Securities of the Consent Solicitations

        In conjunction with the exchange offers, Abbott is also soliciting consents from the holders of each series of STJ notes to effect a number of amendments to the applicable STJ indenture under which each such series of STJ notes were issued and are governed. See the section entitled "The Proposed Amendments." You may not consent to the proposed amendments to the applicable STJ indenture without tendering your STJ notes in the appropriate exchange offer, and you may not tender your STJ notes for exchange without consenting to the applicable proposed amendments.

        If you validly tender STJ notes before the early consent date, you may validly withdraw your tender any time before the expiration date, but you will not receive the early participation premium unless you validly re-tender before the early consent date. If the valid withdrawal of your tender occurs before the early consent date, your consent will also be revoked, and you will not receive the consent fee unless you validly re-tender before the expiration date. If the valid withdrawal of your tender occurs after the early consent date, then, as described in this prospectus, you may not be able to revoke the related consent. If your consent is not revoked, you will receive the consent fee.

        Upon or promptly following the later of the early consent date and the receipt and acceptance of the requisite consents, it is anticipated that St. Jude Medical and the STJ trustee will execute a supplemental indenture with respect to each affected series of STJ notes that will, subject to the satisfaction or waiver of the conditions to the exchange offer for such affected series, effectuate the proposed amendments to the applicable STJ indenture with effect from the settlement date. Holders of STJ notes will not be given prior notice that St. Jude Medical and the STJ trustee are executing a supplemental indenture, and you will not be able to revoke a consent that was delivered with a validly tendered STJ note after the execution of the supplemental indenture with respect to that series of STJ notes.

        The consummation of each exchange offer is subject to, and conditional upon, the satisfaction or waiver of the conditions discussed in the section entitled "Certain Conditions to the Exchange Offers and Consent Solicitations," including, among other things, the receipt of the requisite consents with respect to the applicable series of STJ notes subject to such exchange offer. Abbott may, at its option and in its sole discretion, waive any such conditions except the condition that the registration statement of which this prospectus forms a part has been declared effective by the Commission. For information about other conditions to Abbott's obligations to complete the exchange offers, see the section entitled "Certain Conditions to the Exchange Offers and Consent Solicitations." For a description of the proposed amendments, see the section entitled "The Proposed Amendments."

        If the requisite consents are received and accepted, then St. Jude Medical and the STJ trustee will execute a supplemental indenture with respect to each relevant STJ indenture setting forth the proposed amendments. Under the terms of the supplemental indenture, the proposed amendments will become effective on the settlement date. Each non-consenting holder of a series of STJ notes will be bound by the applicable supplemental indenture.

  Expiration Date of the Exchange Offers and Consent Solicitations

        Upon the terms and subject to the conditions of the exchange offers (including, if the exchange offers, or any of them, are extended or amended, the terms and conditions of any extension or amendment), Abbott will accept for exchange all STJ notes validly tendered and not properly withdrawn prior to the expiration date in accordance with the procedures set forth in sections entitled "The Exchange Offers and Consent Solicitations—Terms of the Exchange Offers and Consent Solicitations—Procedures for Tendering and Consenting" and "The Exchange Offers and Consent Solicitations—Terms of the Exchange Offers and Consent Solicitations—Withdrawal Rights; Revocation of Consents." The exchange offers and the consent solicitations will expire on the expiration date, unless Abbott, in its sole discretion, elects to extend the initial period of time during which the exchange offers and consent solicitations, or any of them, are open, in which event the expiration date shall be the latest time and date at which such exchange offer and or consent solicitation, as extended, expires.

  Extension of and Amendments to the Exchange Offers and Consent Solicitations; Material Changes and Announcements

  Extension of the Exchange Offers and Consent Solicitations

        Subject to applicable rules and regulations of the Commission, Abbott expressly reserves the right to (but is not obligated to), at any time and from time to time in its sole discretion, extend the period during which the exchange offers and consent solicitations, or any of them, are open and thereby delay acceptance for payment of, and payment for, any STJ notes, by giving oral or written notice of such extension to the exchange agent and by making a public announcement of such extension in accordance with applicable rules and regulations of the Commission. There can be no assurance that Abbott will extend the exchange offers and consent solicitations or any of them. During any extension of any of the exchange offers or the consent solicitations, all STJ notes tendered and not withdrawn into the applicable extended exchange offer will remain subject to such exchange offer and subject to withdrawal rights.

  Amendments to the Exchange Offers and Consent Solicitations

        Abbott expressly reserves the right to (but is not obligated to), at any time or from time to time in its sole discretion, modify or amend the terms and conditions of the exchange offers and consent solicitations (except the condition that the registration statement of which this prospectus forms a part has been declared effective by the Commission), or any of them, in any respect and, subject to the applicable rules and regulations of the Commission, to terminate the exchange offers and consent solicitations, or any of them, and not accept for exchange any STJ notes, by giving oral or written notice of such termination to the exchange agent and by making a public announcement of such termination in accordance with applicable rules and regulations of the Commission.

        Abbott reserves the right, subject to applicable rules and regulations of the Commission, to delay acceptance for exchange of, or exchange of Abbott notes for, STJ notes in order to comply, in whole or in part, with any applicable law. This reservation of rights is subject to the provisions of Exchange Act Rule 14e-1(c) which requires Abbott to pay the consideration offered or to return the STJ notes deposited by or on behalf of tendering holders of STJ notes promptly after the termination of the applicable exchange offer.

  Material Changes

        If Abbott makes a material change to the terms of or the information concerning the exchange offers and consent solicitations, or any of them, or if Abbott waives a material condition of the exchange offers and consent solicitations, or any of them, Abbott will disseminate additional exchange offer materials and extend the applicable exchange offer as required under Exchange Act Rule 14e-1 or otherwise. The minimum period during which an exchange offer must remain open following material changes to the terms of or the information concerning such exchange offer, other than a change in the consideration offered, will depend upon the facts and circumstances of such change, including the relative materiality of the terms or information changes.

        In accordance with Rule 14e-1 under the Exchange Act, if Abbott elects to change the consideration offered or the percentage of STJ notes sought, the relevant exchange offers and consent solicitations will remain open for a minimum ten-business-day period following the date that the notice of such change is first published or sent to holders of the STJ notes.

  Announcements

        Any extension or amendment of the exchange offers and consent solicitations, or any of them, or any delay in acceptance for payment or payment or termination of the exchange offers and consent solicitations, or any of them, will be followed, promptly in accordance with Exchange Act Rule 13e-(4)(e)(3), by public announcement thereof in accordance with the public announcement requirements of Exchange Act Rules 14e-1(d). Any announcement of an extension will be issued prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date and will, in accordance with the regulations of the Commission, include the approximate number of STJ notes tendered into the applicable extended exchange offer as of that date. Without limiting its obligations under applicable rules of the Commission, Abbott currently intends to make announcements by making a timely press release to an appropriate news agency and making any appropriate filing with the Commission.

  Acceptance for Exchange; Effectiveness of Proposed Amendments; Return of and Payment for STJ Notes

        Assuming the conditions to the exchange offers are satisfied or waived, Abbott will issue the Abbott notes in book-entry form and pay the cash consideration in connection with the exchange offers promptly on the settlement date (in exchange for STJ notes that are validly tendered (and not validly withdrawn) before the expiration date and accepted for exchange).

        To be implemented, the proposed amendments require valid consents to be delivered on behalf of holders of at least a majority of the outstanding aggregate principal amount of the applicable series of STJ notes. Assuming the requisite consents with respect to any series of STJ notes have been received prior to the expiration date, the proposed amendments to the applicable STJ indenture with respect to such series of STJ notes will become effective on the settlement date, assuming all other conditions of the exchange offers and consent solicitations are satisfied or waived, as applicable.

        Abbott will be deemed to have accepted validly tendered STJ notes (and will be deemed to have accepted validly delivered consents to the proposed amendments for the appropriate STJ indenture) if and when Abbott has given oral or written notice thereof to the exchange agent. Subject to the terms and conditions of the exchange offers, delivery of Abbott notes and payment of the cash consideration in connection with the exchange of STJ notes accepted by Abbott will be made by the exchange agent on the settlement date upon receipt of such notice. The exchange agent will act as agent for participating holders of the STJ notes for the purpose of receiving consents and STJ notes from, and transmitting Abbott notes and the cash consideration to, such holders. If any tendered STJ notes are not accepted for any reason set forth in the terms and conditions of the exchange offers or if STJ notes are withdrawn prior to the expiration date of the exchange offers, such unaccepted or withdrawn STJ notes will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offers.

  Procedures for Tendering and Consenting

        If you hold STJ notes and wish to have those notes exchanged for Abbott notes and the cash consideration, you must validly tender (or cause the valid tender of) your STJ notes using the procedures described in this prospectus. The proper tender of STJ notes will constitute an automatic consent to the proposed amendments to the relevant STJ indenture.

        The procedures by which you may tender or cause to be tendered STJ notes will depend upon the manner in which you hold the STJ notes. Beneficial owners of STJ notes that hold their STJ notes in street name through a broker, dealer, commercial bank, trust company or other nominee, must contact the institution that holds their STJ notes and follow such broker's, dealer's, commercial bank's, trust company's or other nominee's procedures for instructing the tender of their STJ notes. You should contact the institution that holds your STJ notes for more details. No alternative, conditional or contingent tenders will be accepted.

  STJ Notes Held with DTC

        Pursuant to authority granted by DTC, if you are a DTC participant that has STJ notes credited to your DTC account, you may directly tender your STJ notes and deliver a consent as if you were the record holder. Accordingly, references in this prospectus to record holders include DTC participants with STJ notes credited to their accounts. Within two business days after the date of this prospectus, the exchange agent will establish accounts with respect to the STJ notes at DTC for purposes of the exchange offers.

        Tenders of STJ notes, and corresponding consents thereto, will be accepted only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

        Any DTC participant may tender STJ notes and thereby deliver a consent to the proposed amendments to the appropriate STJ indenture by effecting a book-entry transfer of the STJ notes to be tendered in the exchange offers into the account of the exchange agent at DTC and electronically transmitting its acceptance of the exchange offers through the procedures for tender of DTC's Automated Tender Offer Program, which we refer to as "ATOP" before the expiration date of the exchange offers.

        If ATOP procedures are followed, DTC will verify each acceptance transmitted to it, execute a book-entry delivery to the exchange agent's account at DTC and send an agent's message to the exchange agent. An "agent's message" is a message, transmitted by DTC to and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgement from a DTC participant tendering STJ notes that the participant has received and agrees to be bound by the terms of the applicable exchange offer and that Abbott and St. Jude Medical may enforce the agreement against the participant. DTC participants following this procedure should allow sufficient time for completion of the ATOP procedures prior to the expiration date of the exchange offers.

  STJ Notes Held Through a Nominee

        Currently, all of the STJ notes are held in book-entry form and can only be tendered by following the procedures described above in the section entitled "—STJ Notes Held with DTC." However, if you are a beneficial owner of STJ notes that are subsequently issued in certificated form and that are held of record by a custodian bank, depositary, broker, trust company or other nominee, and you wish to tender STJ notes in the exchange offers, you should contact the record holder promptly and instruct the record holder to tender the STJ notes and thereby deliver a consent on your behalf using one of the procedures described above.

  No Guaranteed Delivery Procedures

        No guaranteed delivery procedures are being offered in connection with the exchange offers and consent solicitations. You must tender your STJ notes and deliver your consent by the expiration date in order to participate in the exchange offers.

  Effect of Tendering

        Subject to and effective upon the acceptance for exchange of, and payment of the total consideration or the exchange consideration, as applicable, in exchange for, the STJ notes tendered in accordance with the terms and subject to the conditions set forth in this prospectus and not validly withdrawing such notes, a tendering holder of STJ notes:

  •
  irrevocably sells, assigns and transfers to or upon the order of Abbott all right, title and interest in and to, and all claims in respect of or arising or having arisen as a result of the holder's status as a holder of, the STJ notes tendered thereby;

  •
  waives any and all rights with respect to the STJ notes (including any existing or past defaults and their consequences in respect of the STJ notes);

  •
  releases and discharges (i) Abbott, (ii) St. Jude Medical and (iii) the STJ trustee from any and all claims such holder may have, now or in the future, arising out of or related to the STJ notes, including any claims that such holder is entitled to receive additional principal or interest payments with respect to the STJ notes (other than as expressly provided in this document) or to participate in any redemption or defeasance of the STJ notes;

  •
  consents to the proposed amendments with respect to the series of STJ notes tendered, as described below in the section entitled "The Proposed Amendments"; and

  •
  irrevocably constitutes and appoints the exchange agent the true and lawful agent and attorney-in-fact of the holder with respect to any tendered STJ notes (with full knowledge that the exchange agent also acts as the agent of Abbott), with full powers of substitution and revocation (such power of attorney being deemed to be an irrevocable power coupled with an interest) to cause the STJ notes tendered to be assigned, transferred and exchanged in the exchange offers.

        By tendering STJ notes pursuant to an exchange offer and delivering consents pursuant to a consent solicitation, a holder will be deemed to have represented and warranted (1) that such holder has received and read a copy of this prospectus and understands and agrees to be bound by all of the terms and conditions of the applicable exchange offer and consent solicitation, and (2) that such holder has full power and authority to tender, sell, assign, and transfer the STJ notes tendered thereby and that when such STJ notes are accepted by Abbott, Abbott will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right. Such holder will also be deemed to have agreed to, upon request, execute and deliver any additional documents deemed by the exchange agent or by Abbott to be necessary or desirable to complete the sale, assignment and transfer of the STJ notes tendered thereby and the delivery of the related consents.

        By tendering STJ notes pursuant to an exchange offer, the holder will be deemed to have agreed that the delivery and surrender of the STJ notes is not effective, and the risk of loss of the STJ notes does not pass to Abbott or the exchange agent, until receipt by the exchange agent of a properly transmitted agent's message together with all accompanying evidence of authority and any other required documents in form satisfactory to Abbott.

        Holders may not transfer record or beneficial ownership of any STJ notes validly tendered into an exchange offer and not validly withdrawn.

        The agreement between Abbott and a holder set forth in any agent's message will be governed by, and construed in accordance with, the laws of the State of New York.

  Proper Execution and Delivery Is Your Responsibility

        If you wish to participate in the exchange offers and consent solicitations, delivery of your STJ notes, signature guarantees and other required documents are your responsibility. Delivery is not complete until the required items are actually received by the exchange agent. If you mail these items, it is recommended that you (i) use registered mail properly insured with return receipt requested and (ii) mail the required items in sufficient time to ensure timely delivery.

  Determination of Validity

        All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of STJ notes in connection with the exchange offers will be determined by Abbott, in its sole discretion, and its determination will be final and binding. Abbott reserves the absolute right to reject any or all tenders not in proper form or the acceptance for exchange of which may, in the opinion of Abbott's counsel, be unlawful. Abbott also reserves the absolute right to waive any defect or irregularity in the tender of any STJ notes in the exchange offers, and its interpretation of the terms and conditions of the exchange offers will be final and binding on all parties. None of Abbott, St. Jude Medical, the exchange agent, the information agent, the dealer managers or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

        Tenders of STJ notes involving any irregularities will not be deemed to have been made until such irregularities have been cured or waived. STJ notes received by the exchange agent in connection with any exchange offer that are not validly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to (i) you by mail if they were tendered in certificated form or (ii) if they were tendered through the ATOP procedures, to the DTC participant who delivered such STJ notes by crediting an account maintained at DTC designated by such DTC participant, in either case promptly after the expiration date of the applicable exchange offer or the withdrawal or termination of the applicable exchange offer.

  Withdrawal Rights; Revocation of Consents

        Tenders of STJ notes in connection with any of the exchange offers may be withdrawn at any time prior to the expiration date of the applicable exchange offer or, if such STJ notes have not been accepted for payment, on or after April 18, 2017, the forty-first business day after the commencement of the exchange offers. Consents to the proposed amendments in connection with the consent solicitations may be revoked at any time prior to the latest of the early consent date and the date on which the requisite consent is obtained for the applicable series of STJ notes, but may not be withdrawn at any time thereafter. A valid withdrawal of tendered STJ notes prior to the later of the early consent date and the date on which the requisite consents are obtained for the applicable series of STJ notes will be deemed to be a concurrent revocation of the related consent to the proposed amendments to the appropriate STJ indenture, and vice versa. However, a valid withdrawal of STJ notes thereafter will not be deemed a revocation of the related consents and your consents will continue to be deemed delivered. If the requisite consents with respect to any series of STJ notes are received by the early consent date, holders of STJ notes of such series that tender their STJ notes of such series in connection with the applicable exchange offer thereafter will receive the consent fee but will not be deemed to have consented through ATOP to the proposed amendments. Beneficial owners desiring to withdraw STJ notes previously tendered through the ATOP procedures should contact the bank, brokerage, or other nominee through which they previously caused their STJ notes to be tendered. In order to withdraw STJ notes previously tendered, a DTC participant may, prior to the expiration date of the exchange offers, withdraw its instruction previously transmitted through ATOP by (1) withdrawing its acceptance through ATOP, or (2) delivering to the exchange agent by mail, hand delivery or facsimile transmission, notice of withdrawal of such instruction. The notice of withdrawal must contain the name and number of the DTC participant. Withdrawal of a prior instruction will be effective upon receipt of such notice of withdrawal by the exchange agent. All signatures on a notice of withdrawal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program, except that signatures on the notice of withdrawal need not be guaranteed if the STJ notes being withdrawn are held for the account of an eligible institution. A withdrawal of an instruction must be executed by a DTC participant in the same manner as such DTC participant's name appears on its transmission through ATOP to which the withdrawal relates. A DTC participant may withdraw a tender only if the withdrawal complies with the provisions described in this section.

        If you are a beneficial owner of STJ notes issued in certificated form and have tendered these notes (but not through DTC) and you wish to withdraw your tendered notes, you should contact the exchange agent for instructions.

        Withdrawals of tenders of STJ notes and related revocations of consents may not be rescinded. Any STJ notes withdrawn will thereafter be deemed not validly tendered for purposes of the exchange offers and any consents validly revoked will thereafter be deemed not validly delivered for purposes of the consent solicitations. Properly withdrawn STJ notes and properly revoked consents may, however, be re-tendered or re-delivered, as applicable, by following the procedures described above at any time prior to the expiration date of the applicable exchange offer.

  Miscellaneous

        Abbott may also in the future seek to acquire untendered STJ notes in open market or privately-negotiated transactions, through subsequent exchange offers or otherwise. The terms of any of those purchases or offers could differ from the terms of these exchange offers.

Effect of Tendering

        Any valid tender of an STJ note by a noteholder that is not validly withdrawn prior to the expiration date will constitute a binding agreement between that holder and Abbott and a consent to the proposed amendments, upon the terms and subject to the conditions of the relevant exchange offer. The acceptance of the exchange offers by a tendering holder of STJ notes will constitute the agreement by that holder to deliver good and marketable title to the tendered STJ notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

        If you validly tender STJ notes before the early consent date, you may validly withdraw your tender any time before the expiration date, but you will not receive the early participation premium unless you validly re-tender before the early consent date. If the valid withdrawal of your tender occurs before the early consent date, your consent will also be revoked, and you will not receive the consent fee unless you validly re-tender before the expiration date. If the valid withdrawal of your tender occurs after the later of the early consent date and the date on which the requisite consents are obtained for the applicable series of STJ notes, then, as described in this prospectus, you may not be able to revoke the related consent. If your consent is not revoked, you will receive the consent fee.

        Upon or promptly following the later of the early consent date and the receipt and acceptance of the requisite consents, it is anticipated that St. Jude Medical and the STJ trustee will execute a supplemental indenture with respect to each affected series of STJ notes that will, subject to the satisfaction or waiver of the conditions to the exchange offer for such affected series, effectuate the proposed amendments to the applicable STJ indenture with effect from the settlement date. Holders of STJ notes will not be given prior notice that St. Jude Medical and the STJ trustee are executing a supplemental indenture, and you will not be able to revoke a consent that was delivered with a validly tendered STJ note after the execution of the supplemental indenture with respect to that series of STJ notes.

        If the proposed amendments to the STJ indentures have been adopted, the amendments will apply to all STJ notes that are not validly tendered and accepted in the exchange offers, even though the holders of those STJ notes did not consent to the proposed amendments. As a result, if the proposed amendments are adopted and you continue to hold STJ notes following the consummation of the exchange offer, your STJ notes will be governed by the relevant STJ indenture as amended by the proposed amendments, which will have materially less restrictive terms and afford significantly reduced protections to the holders of those securities compared to those currently in the STJ indentures or those applicable to the Abbott notes. For example, holders of STJ notes under the amended STJ indentures will no longer be entitled to the benefits of various covenants, event of default provisions and other provisions, including provisions that relate to a change of control, and will not receive the benefit of having Abbot parent entity as the primary obligor of their notes. See the section entitled "Risk Factors—Risks Related to the Exchange Offers and the Consent Solicitations—The proposed amendments to the STJ indentures will afford reduced protection to remaining holders of STJ notes."

Financing of the Exchange Offers and Consent Solicitations

        Assuming all STJ notes are exchanged, Abbott estimates that it will require approximately $7.8 million to pay the cash consideration comprising part of the total consideration or exchange consideration, as applicable. Abbott will finance the cash consideration with available cash on hand. Consequently, the exchange offers are not subject to any financing conditions.

Absence of Dissenters' Rights

        Holders of the STJ notes do not have any appraisal or dissenters' rights under New York law, the law governing the STJ indentures and the STJ notes, or under the terms of the STJ indentures in connection with the exchange offers and consent solicitations.

Transfer Taxes

        Abbott will pay all transfer taxes, if any, applicable to the transfer and sale of STJ notes to it in the exchange offers. If transfer taxes are imposed for any other reason, the amount of those transfer taxes, whether imposed on the registered holders or any other persons, will be payable by the tendering holder.

        If satisfactory evidence of payment of or exemption from those transfer taxes is not submitted with to the exchange agent, the amount of those transfer taxes will be billed directly to the tendering holder and/or withheld from any payments due with respect to the STJ notes tendered by such holder.

U.S. Federal Backup Withholding

        Under current U.S. federal income tax law, the exchange agent (as payer) may be required under the backup withholding rules to withhold a portion of any payments made to certain holders (or other payees) of STJ notes pursuant to the exchange offers and consent solicitations. See the discussion under "Material U.S. Federal Income Tax Consequences—Backup Withholding and Information Reporting."

 CERTAIN CONDITIONS TO THE EXCHANGE OFFERS AND CONSENT SOLICITATIONS

        The consummation of each exchange offer is subject to, and conditional upon, the satisfaction or waiver by Abbott in its sole discretion (except as set forth below), of the following conditions: (a) the receipt of the requisite consents with respect to the series of STJ notes that are subject of the exchange offer, (b) the valid tender (without valid withdrawal) of a majority in aggregate principal amount of the STJ notes of the applicable series held by persons other than St. Jude Medical or any person directly or indirectly controlling or controlled by or under direct or indirect common control with St. Jude Medical as of the expiration date, as it may be extended at Abbott's discretion, (c) the registration statement of which this prospectus forms a part has been declared effective by the Commission and (d) the following statements are true:

        (1)   No action or event has occurred or been threatened (including a default under an agreement, indenture or other instrument or obligation to which Abbott or one of its affiliates is a party or by which Abbott or one of its affiliates is bound), no action is pending, no action has been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction has been promulgated, enacted, entered, enforced or deemed applicable to the exchange offers, the exchange of STJ notes under an exchange offer, the consent solicitations or the proposed amendments, by or before any court or governmental, regulatory or administrative agency, authority or tribunal, which either:

    •
    in Abbott's reasonable judgment, challenges the making of the exchange offers, the exchange of STJ notes under an exchange offer, the consent solicitations or the proposed amendments or might, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or might otherwise adversely affect in any material manner, the exchange offers, the exchange of STJ notes under an exchange offer, the consent solicitations or the proposed amendments; or

    •
    in Abbott's reasonable judgment, could materially affect the business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects of Abbott and its subsidiaries, taken as a whole, or materially impair the contemplated benefits to Abbott of the exchange offers, the exchange of STJ notes under an exchange offer, the consent solicitations or the proposed amendments;

        (2)   None of the following has occurred:

    •
    any general suspension of or limitation on trading in securities on any United States national securities exchange or in the over-the-counter market (whether or not mandatory);

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    a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States (whether or not mandatory);

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    a commencement or escalation of a war, armed hostilities, terrorist act or other national or international crisis directly or indirectly relating to the United States, if the effect of any such event, in Abbott's reasonable judgment, makes it impracticable or inadvisable to proceed with the exchange offers or consent solicitations;

    •
    any limitation (whether or not mandatory) by any governmental authority on, or other event, in Abbott's reasonable judgment, having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States; or

    •
    in the case of any of the foregoing existing at the time of the commencement of the exchange offers, a material acceleration or worsening thereof; and

        (3)   The STJ trustee has not objected in any respect to, or taken any action that could in Abbott's reasonable judgment adversely affect the consummation of, any of the exchange offers, the exchange of STJ notes, as applicable, under an exchange offer, the consent solicitations or Abbott's ability to effect the proposed amendments, nor has the STJ trustee taken any action that challenges the validity or effectiveness of the procedures used by Abbott in soliciting consents (including the form thereof) or in making the exchange offers, the exchange of the STJ notes under an exchange offer or the consent solicitations.

        All of these conditions are for Abbott's sole benefit and, except for the condition that the registration statement of which this prospectus forms a part has been declared effective by the Commission, may be waived by Abbott, in whole or in part in Abbott's sole discretion. Any determination made by Abbott concerning these events, developments or circumstances shall be conclusive and binding, subject to the rights of the holders of the STJ notes to challenge such determination in a court of competent jurisdiction. All conditions to the exchange offers must be satisfied, or, where permitted, waived, at or by the expiration date.

 ADDITIONAL INFORMATION ABOUT THE EXCHANGE OFFERS AND CONSENT
SOLICITATIONS

Costs of the Exchange Offers and Consent Solicitations

  Exchange Agent

        D.F. King & Co., Inc. has been appointed the exchange agent for the exchange offers and consent solicitations. All correspondence in connection with the exchange offers should be sent or delivered by each holder of STJ notes, or a beneficial owner's custodian bank, depositary, broker, trust company or other nominee, to the exchange agent at the address and telephone numbers set forth on the back cover page of this prospectus. Abbott will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable, out-of-pocket expenses in connection therewith.

  Information Agent

        D.F. King & Co., Inc. has been appointed as the information agent for the exchange offers and the consent solicitations, and will receive customary compensation for its services. Questions concerning tender procedures and requests for additional copies of this prospectus should be directed to the information agent at the address and telephone numbers set forth on the back cover page of this prospectus. Holders of any STJ notes issued in certificated form and that are held of record by a custodian bank, depositary, broker, trust company or other nominee may also contact such record holder for assistance concerning the exchange offers.

  Dealer Managers

        Abbott has retained Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and Morgan Stanley & Co. LLC to act as the dealer managers in connection with the exchange offers and consent solicitations. The dealer managers may use affiliates or other appropriately licensed entities for soliciting tenders in the exchange offers and consent solicitations in jurisdictions in which the dealer managers are not otherwise permitted. Abbott may appoint additional dealer managers. Abbott will pay the dealer managers a customary fee as compensation for their services. Abbott will also reimburse the dealer managers for certain expenses. The obligations of the dealer managers to perform this function are subject to certain conditions. Abbott has agreed to indemnify the dealer managers against certain liabilities, including liabilities under the federal securities laws under certain circumstances. Questions regarding the terms of the exchange offers or the consent solicitations may be directed to the dealer managers at its address and telephone numbers set forth on the back cover page of this prospectus.

        Each dealer manager and its respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Each dealer manager and its respective affiliates have provided, and may in the future provide, a variety of these services to Abbott and to persons and entities with relationships with Abbott, for which they have received or will receive customary fees and expenses. In particular, Merrill Lynch, Pierce, Fenner & Smith Incorporated served as our financial advisor in connection with the acquisition of St. Jude Medical, Inc. The dealer managers or their respective affiliates have also agreed to provide a $9.0 billion, 364-day unsecured bridge term loan facility in conjunction with the pending acquisition of Alere. In addition, certain of the dealer managers or their affiliates are participants in our $5.0 billion revolving credit facility and our 120-day bridge term loan agreement and St. Jude Medical's $2.3 billion term loan agreement (which is guaranteed by Abbott Laboratories) and are dealers in our commercial paper program.

        In the ordinary course of their various business activities, each dealer manager and its respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own accounts and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of Abbott (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with Abbott. If any of the dealer managers or their affiliates have a lending relationship with us, certain of those dealer managers or their affiliates routinely hedge, and certain other of those dealer managers may hedge, their credit exposure to us consistent with their customary management risk policies. Typically, these dealer managers and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. Each dealer manager and its respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

  Other Fees and Expenses

        The expenses of soliciting tenders and consents with respect to the STJ notes will be borne by Abbott. The principal solicitations are being made by mail. Additional solicitations may be made by facsimile transmission, telephone or in person by the dealer managers and the information agent, as well as by officers and other employees of Abbott and its affiliates.

        Tendering holders of STJ notes will not be required to pay any fee or commission to the dealer managers. If a tendering holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, that holder may be required to pay brokerage fees or commissions.

COMPARISON OF RIGHTS OF SECURITYHOLDERS

        The following is a summary of certain material differences between (i) the terms of the STJ notes, and the rights of holders of such notes, and (ii) the terms of the Abbott notes, and the rights of holders of such notes. If consummation of the exchange offers (or any of them) occurs, the rights of holders of STJ notes under such notes who exchange their STJ notes for Abbott notes will continue to be governed by the laws of the State of New York but will also then be governed by the terms of the applicable Abbott notes and the Abbott indenture under which the Abbott notes are issued. The following description of the STJ notes reflects the STJ notes as currently constituted and does not reflect any changes to the covenants and other terms of the STJ notes or the STJ indentures that may be effected following the consent solicitations as described in the section entitled "The Proposed Amendments."

        The following is a summary and therefore neither a complete statement of the rights of holders of STJ notes and Abbott notes nor a complete description of the specific provisions of the STJ notes and STJ indentures and the Abbott notes and Abbott indenture referred to below. The summary is only provided for convenience, does not purport to be complete and is qualified in its entirety by reference to the STJ notes and STJ indentures and the Abbott notes and Abbott indenture, as applicable, which are filed as exhibits 4.1, 4.2, 4.3, 4.4, 4.5, 4.6 and 4.7, respectively, to this prospectus. Holders of STJ notes are encouraged to read the STJ indentures and Abbott indenture carefully and in their entirety because they contain information not included in the summary.

        Abbott Laboratories, the issuer of the Abbott notes, is referred to as "Abbott," "we," or "us" below. Other terms used in the comparison of the Abbott notes and STJ notes below and not otherwise defined in this prospectus have the meanings given to those terms in the Abbott indenture or the applicable STJ indenture, as applicable.

Description of the Differences Between the STJ notes and the Abbott notes

STJ Notes	Abbott Notes
Limitation on Liens / Restrictions on Secured Debt	Section 5.2 of the STJ base indenture

St. Jude Medical will not, nor will it permit any Restricted Subsidiary to, create, incur, issue, assume or guarantee any new Debt if such Debt is secured by a Lien upon any Restricted Property or on the Capital Stock or Debt of any Restricted Subsidiary, without, in any such case, effectively providing that the STJ notes will be secured equally and ratably with such secured Debt; provided, however, that this restriction will not apply to:

(i) Liens existing on the date of the applicable STJ indenture or Liens existing on property, shares of stock or Debt of any Person at the time it becomes a Restricted Subsidiary;

(ii) Any Lien existing on property when acquired, constructed or improved and which Lien (i) secured or provided for the payment of all or any part of the acquisition costs of the property or the cost of construction or improvement thereof and (ii) is created prior to, at the same time or within one year after, the completion of such acquisition, construction or improvement to the property, as the case may be;

(iii) Liens on property of a Person existing at the time such Person is merged into or consolidated with St. Jude Medical or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a Person as an entirety or substantially as an entirety to St. Jude Medical or a Restricted Subsidiary;

(iv) Any Lien arising by reason of deposits with, or the giving of any form of security to, any governmental agency or any body created or approved by law or governmental regulation;

(v) Liens securing Debt of a Restricted Subsidiary owed to St. Jude Medical or another Restricted Subsidiary;

(vi) Liens for taxes, fees, assessments or other governmental charges which are not delinquent or remain payable without penalty;

(vii) Carriers', warehousemen's, materialmen's, repairmen's, mechanics', landlords' and other similar Liens arising in the ordinary course of business which are not delinquent or remain payable without penalty or which are being contested in good faith and by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the property or assets subject to any such Lien;

Section 10.6 of the Abbott base indenture

Abbott will not itself, and will not permit any Domestic Subsidiary to, incur, issue, assume or guarantee any indebtedness for borrowed money represented by notes, bonds, debentures or other similar evidences of indebtedness for borrowed money (such notes, bonds, debentures or other similar evidences of indebtedness for borrowed money being hereinafter in this section called "Debt"), secured by a Mortgage on any Principal Domestic Property, or any shares of stock or Debt of any Domestic Subsidiary, without effectively providing or causing its Domestic Subsidiary to provide that the Outstanding Securities shall be secured equally and ratably with (or prior to) such secured Debt, so long as such secured Debt shall be so secured, unless, after giving effect thereto, the aggregate amount of all such secured Debt plus all Attributable Debt in respect of Sale and Leaseback Transactions involving Principal Domestic Properties (other than Sale and Leaseback Transactions permitted pursuant to clause (2) of Section 10.7 of the Abbott base indenture) would not exceed 15% of Consolidated Net Assets; provided, however, that this covenant shall not apply to, and there shall be excluded from secured Debt in any computation under this covenant, Debt secured by:

(1) Mortgages on property of, or on any shares of stock or Debt of, any Person existing at the time such Person becomes a Domestic Subsidiary;

(2) Mortgages in favor of Abbott or any Subsidiary thereof;

(3) Mortgages on property of Abbott or a Domestic Subsidiary in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any State thereof, or in favor of any other country, or any political subdivision thereof, to secure partial, progress, advance or other payments pursuant to any contract or statute;

(4) Mortgages on property, shares of stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation);

STJ Notes	Abbott Notes

(viii) Liens (other than any Lien imposed by ERISA) consisting of pledges or deposits required in the ordinary course of business in connection with workers' compensation, unemployment insurance and other social security legislation;

(ix) Liens on property securing (i) the non-delinquent performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, (ii) contingent obligations on surety and appeal bonds, and (iii) other non-delinquent obligations of a like nature; in each case, incurred in the ordinary course of business, provided that all such Liens under this sub-clause (ix) in the aggregate would not (even if enforced) cause a material adverse change in, or a material adverse effect upon, the operations, business, properties, liabilities (actual or contingent), condition (financial or otherwise) or prospects of St. Jude Medical and its Subsidiaries taken as a whole;

(x) Liens securing obligations in respect of capital leases on assets subject to such leases; provided that such leases are otherwise permitted under Section 5.3 of the STJ base indenture;

(xi) Liens securing reimbursement obligations with respect to letters of credit arising by operation of law under Section 5-118(a) of the Uniform Commercial Code;

(xii) Liens arising solely by virtue of any statutory or common law provision relating to banker's liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; provided that (i) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by St. Jude Medical in excess of those set forth by regulations promulgated by the Board of Governors of the Federal Reserve System of the United States, and (ii) such deposit account is not intended by St. Jude Medical or any Subsidiary to provide collateral to the depository institution;

(xiii) Easements, right-of-way restrictions and other similar encumbrances incurred in the ordinary course of St. Jude Medical's business which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary course of St. Jude Medical's and its Subsidiaries' business; and

(5) Mortgages to secure the payment of all or any part of the cost of acquisition, construction, development or improvement of the underlying property, or to secure debt incurred to provide funds for any such purpose, provided that the commitment of the creditor to extend the credit secured by any such Mortgage shall have been obtained not later than 365 days after the later of (a) the completion of the acquisition, construction, development or improvement of such property or (b) the placing in operation of such property;

(6) With respect to each series of Securities, Mortgages existing on the first date on which a Security of such series is authenticated by the Abbott trustee under the Abbott indenture;

(7) Mortgages incurred in connection with pollution control, industrial revenue or similar financings;

(8) Mortgages created in substitution of or as replacements for any Mortgages referred to in the foregoing clauses (1) through (7), inclusive; provided, that, based on a good faith determination of an Officer of Abbott, the property encumbered under any such substitute or replacement Mortgage is substantially similar in nature to the property encumbered by the otherwise permitted Mortgage which is being replaced; and

(9) Any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Debt secured by any Mortgage referred to in the foregoing clauses (1) through (8), inclusive; provided, that (i) such extension, renewal or replacement Mortgage shall be limited to all or a part of the same property, shares of stock or debt that secured the Mortgage extended, renewed or replaced (plus improvements on such property, and plus any property relating to a specific project, the completion of which is funded pursuant to clause (ii)(b) below) and (ii) the Debt secured by such Mortgage at such time is not increased (other than (a) by an amount equal to any related financing costs (including, but not limited to, the accrued interest and premium, if any, on the Debt being refinanced) and (b) where an additional principal amount of Debt is incurred to provide funds for the completion of a specific project that is subject to a Mortgage securing the Debt being extended, refinanced or renewed, by an amount equal to such additional principal amount).

STJ Notes	Abbott Notes

(xiv) Any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any permitted Lien referred to in this covenant, inclusive of any Lien existing at the date of the applicable STJ indenture; provided that the obligation secured by such new Lien shall not extend beyond the property subject to the existing Lien and be greater in amount than the obligations secured by the Lien extended, renewed or replaced (plus an amount in respect of reasonable financing fees and related transaction costs).

St. Jude Medical and any Restricted Subsidiary may, without securing the STJ notes, create, incur, issue, assume or guarantee secured Debt which would otherwise be subject to the foregoing restrictions; provided that, if after giving effect to such Debt, the aggregate of such secured Debt then outstanding (not including secured Debt permitted under the foregoing exceptions) plus the aggregate amount of Attributable Debt outstanding of Sale and Leaseback Transactions that would otherwise be prohibited by Section 5.3 of the STJ base indenture, does not exceed 15% of Consolidated Net Tangible Assets.

"Attributable Debt" means, in respect of a Sale and Leaseback Transaction, as of any particular time, the present value (discounted at the rate of interest implicit in the terms of the lease involved in such Sale and Leaseback Transaction, as determined in good faith by St. Jude Medical) of the obligation of the lessee thereunder for rental payments (excluding, however, any amounts required to be paid by such lessee, whether or not designated as rent or additional rent, on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges) during the remaining term of such lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

"Capital Stock" means the capital stock of every class whether now or hereafter authorized, regardless of whether such capital stock shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of such corporation.

"Attributable Debt" means (except as otherwise provided in this paragraph), as to any particular lease under which any Person is at the time liable for a term of more than 12 months, at any date as of which the amount thereof is to be determined (the "Determination Date"), the total net amount of rent required to be paid by such Person under such lease during the remaining term thereof (excluding any subsequent renewal or other extension options held by the lessee), discounted from the respective due dates thereof to the Determination Date at the rate of 8% per annum, compounded monthly. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of the rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of maintenance and repairs, services, insurance, taxes, assessments, water rates and similar charges and contingent rents (such as those based on sales or monetary inflation). If any lease is terminable by the lessee upon the payment of a penalty, if under the terms of the lease the termination right is not exercisable until after the Determination Date, and if the amount of such penalty discounted to the Determination Date at the rate of 8% per annum compounded monthly is less than the net amount of rentals payable after the time as of which such termination could occur (the "Termination Time") discounted to the Determination Date at the rate of 8% per annum compounded monthly, then such discounted penalty amount shall be used instead of such discounted amount of net rentals payable after the Termination Time in calculating the Attributable Debt for such lease. If any lease is terminable by the lessee upon the payment of a penalty, if such termination right is exercisable on the Determination Date, and if the amount of the net rentals payable under such lease after the Determination Date discounted to the Determination Date at the rate of 8% per annum compounded monthly is greater than the amount of such penalty, the "Attributable Debt" for such lease as of such Determination Date shall be equal to the amount of such penalty.

STJ Notes	Abbott Notes

"Consolidated Net Tangible Assets" means the total amount of assets (less applicable reserves and other properly deductible items) after deducting (1) all current liabilities (excluding the amount of those which are by their terms extendable or renewable at the option of the obligor to a date more than 12 months after the date as of which the amount is being determined) and (2) all customer lists, computer software, licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, capitalized research and development costs and other like intangibles, treasury stock and unamortized debt discount and expense, and all other like intangible assets, all as stated on St. Jude Medical's most recent publicly available consolidated balance sheet preceding the date of determination and determined in accordance with generally accepted accounting principles.

"Debt" means any and all of the obligations of a Person for money borrowed which in accordance with generally accepted accounting principles would be reflected on the balance sheet of such Person as a liability as of the date of which the Debt is to be determined.

"Lien" means any mortgage, pledge, hypothecation, assignment, deposit arrangement, lien (statutory or other), charge or preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, and any financing lease having substantially the same economic effect as any of the foregoing) on or with respect to any property.

"Person" means an individual, a corporation, a company, a voluntary association, a partnership, a trust, a joint venture, a limited liability company, an unincorporated organization, or a government or any agency, instrumentality or political subdivision thereof.

"Restricted Property" means, as to the STJ notes, any manufacturing facility or plant owned, or leased, by St. Jude Medical or a Restricted Subsidiary and located within the United States, the gross book value (including related land, machinery and equipment without deduction of any depreciation reserves) of which is not less than 1% of Consolidated Tangible Net Assets as stated on St. Jude Medical's most recent publicly available consolidated balance sheet preceding the date of determination, other than any such manufacturing facility or plant which the Board of Directors reasonably determines is not material to the operation of St. Jude Medical's business and its Subsidiaries, taken as a whole.

"Consolidated Net Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom all current liabilities, as set forth on the consolidated balance sheet of Abbott and its consolidated Subsidiaries prepared as of the end of a fiscal quarter in accordance with generally accepted accounting principles which Abbott shall have most recently filed with the Commission (as defined in the Abbott base indenture) or otherwise distributed to its shareholders prior to the time as of which "Consolidated Net Assets" shall be determined (which calculation shall give pro forma effect to any acquisition by or disposition of assets of Abbott or any of its Subsidiaries involving the payment or receipt by Abbott or any of its Subsidiaries, as applicable, of consideration (whether in the form of cash or non-cash consideration) in excess of $500,000,000 that has occurred since the end of such fiscal quarter, as if such acquisition or disposition had occurred on the last day of such fiscal quarter).

"Domestic Subsidiary" means any Subsidiary of Abbott that transacts substantially all of its business or maintains substantially all of its property within the United States of America (excluding its territories and possessions and Puerto Rico), provided, however, that the term shall not include any Subsidiary which (i) is engaged primarily in the financing of operations outside of the United States of America or in leasing personal property or financing inventory, receivables or other property or (ii) does not own a Principal Domestic Property.

"Mortgage" means any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or other similar encumbrance.

"Person" means any individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, joint venture, limited liability company or other entity, or a government or any political subdivision or agency thereof.

STJ Notes	Abbott Notes

"Restricted Subsidiary" means, as to the STJ notes, a Subsidiary (i) which is a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X under the U.S. federal securities laws or (ii) which owns a Restricted Property; provided, however, that the term shall not include any Subsidiary which is solely or primarily engaged in the business of providing or obtaining financing for the sale or lease of products sold or leased by St. Jude Medical or any Subsidiary.

"Subsidiary" means, with respect to any Person, any corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the outstanding shares or other interests having voting power is at the time directly or indirectly owned or controlled by such Person or one or more of the Subsidiaries of such Person. Unless the context otherwise requires, all references to Subsidiary or Subsidiaries in this column shall refer to Subsidiaries of St. Jude Medical.

"Sale-Leaseback Transaction" means an arrangement whereby St. Jude Medical or a Restricted Subsidiary now owns or hereafter acquires a Principal Property, sells or transfers it to a person and contemporaneously leases it back from the Person.

"Principal Domestic Property" means any building, structure or other facility, together with the land upon which it is erected and fixtures comprising a part thereof, used primarily for manufacturing, processing, research, warehousing or distribution and located in the United States of America (excluding its territories and possessions and Puerto Rico), owned or leased by Abbott or any Domestic Subsidiary and having a net book value which, on the date the determination as to whether a property is a Principal Domestic Property is being made, exceeds 2% of Consolidated Net Assets of Abbott, other than any such building structure or other facility or a portion thereof (i) which is an air or water pollution control facility financed by State or local governmental obligations, or (ii) which the Chairman of the Board, the Chief Executive Officer, an Executive Vice President, a Senior Vice President or a Vice President, and the Chief Financial Officer, the Treasurer, or an Assistant Treasurer, of Abbott determine in good faith, at any time on or prior to such date, is not of material importance to the total business conducted, or assets owned, by Abbott and its Subsidiaries as an entirety.

"Sale and Leaseback Transaction" means any arrangement with any bank, insurance company or other lender or investor (not including Abbott or any Subsidiary) or to which any such lender or investor is a party, providing for the leasing by Abbott or any Domestic Subsidiary for a period, including renewals, in excess of three years of any Principal Domestic Property which has been or is to be sold or transferred, more than 180 days after the acquisition thereof or the completion of construction and commencement of full operation thereof, by Abbott or any Domestic Subsidiary to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such Principal Domestic Property.

	STJ Notes	Abbott Notes

"Subsidiary" means any Person which is a corporation, partnership, joint venture, limited liability company, trust or estate, and of which Abbott directly or indirectly owns or controls stock or other interests which under ordinary circumstances (not dependent upon the happening of a contingency) has the voting power to elect a majority of the board of directors, managers, trustees or equivalent of such Person; provided, however, that the term shall not include any such Person if and for so long as (i) such Person does not own a Principal Domestic Property and (ii) the Chairman of the Board, the Chief Executive Officer, an Executive Vice President, a Senior Vice President or a Vice President, and the Chief Financial Officer, Treasurer or the Assistant Treasurer, of Abbott determine in good faith at least annually that the existing aggregate investments by Abbott and its Domestic Subsidiaries (including all guarantees and other extensions of credit) in such Person are not of material importance to the total business conducted, or assets owned, by Abbott and its Subsidiaries, as an entirety.

Sale and Leaseback Transactions

Section 5.3 of the STJ base indenture

St. Jude Medical will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any Restricted Property, except a lease for a period (including extensions or renewals at St. Jude Medical's option or the option of a Restricted Subsidiary) of three years or less. Notwithstanding the foregoing, St. Jude Medical or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction if:

(i) The lease is between St. Jude Medical and a Restricted Subsidiary or between Restricted Subsidiaries;

(ii) St. Jude Medical or such Restricted Subsidiary would, at the time of entering into such Sale and Leaseback transaction, be entitled pursuant to Section 5.3 of the STJ base indenture, to incur Debt secured by a Lien on such Restricted Property involved in a principal amount at least equal to the Attributable Debt of such transaction without equally and ratably securing the STJ notes;

Section 10.7 of the Abbott base indenture

Abbott will not itself, and it will not permit any Domestic Subsidiary to, enter into any Sale and Leaseback Transaction unless either:

(1) Abbott or such Domestic Subsidiary could incur Debt secured by a Mortgage pursuant to Section 10.6 of the Abbott base indenture on the Principal Domestic Property to be leased back in an amount equal to the Attributable Debt with respect to such Sale and Leaseback Transaction without equally and ratably securing the Outstanding Securities, or

	STJ Notes	Abbott Notes

(iii) St. Jude Medical or any Restricted Subsidiary, during the six months following the effective date of the Sale and Leaseback Transaction, applies an amount equal to the greater of the net proceeds of such sale or transfer or the fair value of the Restricted Property that St. Jude Medical or its Restricted Subsidiary lease in the transaction to the voluntary retirement of the debt securities or other Debt of St. Jude Medical or that of any Restricted Subsidiary, provided that such Debt (A) ranks pari passu or senior to the STJ notes and (B) has a stated maturity which is either more than 12 months from the date of such application or which is extendable or renewable at the option of the obligor thereon to a date more than 12 months from the date of such application; or

(iv) The Attributable Debt of St. Jude Medical and its Restricted Subsidiaries in respect of such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions involving Restricted Property (other than Sale and Leaseback Transactions as are permitted in clauses (i) through (iii) above), plus the aggregate principal amount of Debt secured by Liens on Restricted Property then outstanding that otherwise would be prohibited by the covenant described in Section 5.3 of the STJ base indenture, would not exceed 15% of Consolidated Net Tangible Assets.

(2) Abbott, within 180 days after the sale or transfer shall have been made by Abbott or by any such Domestic Subsidiary, applies to the retirement of its Funded Debt, an amount equal to the greater of (i) the net proceeds of the sale of the Principal Domestic Property sold and leased back pursuant to such arrangement or (ii) the fair market value of the Principal Domestic Property so sold and leased back at the time of entering into such arrangements (as determined by any two of the following: the Chairman of the Board of Abbott, its Chief Executive Officer, an Executive Vice President, a Senior Vice President or a Vice President, and the Chief Financial Officer, the Treasurer or an Assistant Treasurer); provided, that the amount to be applied to the retirement of Funded Debt shall be reduced by (a) the principal amount of any Securities delivered with 180 days after such sale to the Abbott trustee for retirement and cancellation, and (b) the principal amount of such Funded Debt, other than Securities, voluntarily retired by Abbott within 180 days after such sale. Notwithstanding the foregoing, no retirement referred to in this clause (2) may be effected by payment at maturity or pursuant to any mandatory sinking fund payment or any mandatory prepayment provision.

"Funded Debt" means indebtedness of Abbott (other than the Securities or indebtedness subordinated in right of payment to the Securities) or indebtedness of a wholly-owned Domestic Subsidiary, for borrowed money, having a stated maturity more than 12 months from the date of application of Sale and Leaseback Transaction proceeds or which is extendible at the option of the obligor thereon to a date more than 12 months from the date of such application.

Change of Control

Section 5.01 of the fourth supplemental indenture; Section 5.01 of the fifth supplemental indenture

Upon the occurrence of a Change of Control Triggering Event, and unless St. Jude Medical has exercised its option to redeem the applicable series of STJ notes pursuant to the applicable STJ indenture, St. Jude Medical shall be required to make an offer to each Holder of the applicable series of STJ notes to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that Holder's STJ notes on the terms and conditions set forth in the form of note set forth as Exhibit A to the fourth supplemental indenture or fifth supplemental indenture, as applicable.

N/A

STJ Notes	Abbott Notes

Exhibit A to the fourth supplemental indenture; Exhibit A to the fifth supplemental indenture

If a Change of Control Triggering Event occurs, unless St. Jude Medical has exercised its right to redeem the applicable series of STJ notes in accordance with the applicable STJ indenture, it will be required to make an offer to repurchase all, or any part (equal to $2,000 or any integral multiples of $1,000 in excess thereof), of each Holder's STJ notes of such series pursuant to the offer described below (the "Change of Control Offer") on the terms set forth in the applicable STJ indenture. In the Change of Control Offer, St. Jude Medical will be required to offer payment in cash equal to 101% of the aggregate principal amount of the applicable STJ notes repurchased plus accrued and unpaid interest, if any, on the applicable STJ notes repurchased, to, but excluding, the date of purchase (the "Change of Control Payment").

"Change of Control" means the occurrence of any of the following:

(a) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or more series of related transactions, of all or substantially all of St. Jude Medical's assets and the assets of its Subsidiaries, taken as a whole, to any "person" (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), other than St. Jude Medical or one of its Subsidiaries;

(b) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as that term is used in Section 13(d)(3) of the Exchange Act) other than St. Jude Medical or one of its Subsidiaries, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of St. Jude Medical's then outstanding Voting Stock or other Voting Stock into which St. Jude Medical's Voting Stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares;

(c) the first day on which a majority of St. Jude Medical's members of its board of directors are not Continuing Directors; or

(d) the adoption of a plan relating to St. Jude Medical's liquidation or dissolution.

STJ Notes	Abbott Notes

Notwithstanding the foregoing, a transaction will not be considered to be a Change of Control if (a) St. Jude Medical becomes a direct or indirect wholly-owned subsidiary of a holding company and (b)(x) immediately following that transaction, the direct or indirect holders of the Voting Stock of the holding company are substantially the same as the holders of St. Jude Medical's Voting Stock immediately prior to that transaction or (y) immediately following that transaction, no person is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of such holding company.

"Change of Control Triggering Event" means the occurrence of both a Change of Control and a Rating Event.

"Continuing Directors" means, as of any date of determination, any member of St. Jude Medical's board of directors who (a) was a member of such board of directors on April 2, 2013 or (b) was nominated for election, elected or appointed to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination, election or appointment (either by a specific vote or by approval of a proxy statement in which such member was named as a nominee for election as a director).

"Investment Grade" means a rating of Baa3 or better by Moody's (or its equivalent under any successor rating categories of Moody's), a rating of BBB– or better by S&P (or its equivalent under any successor rating categories of S&P) and a rating of BBB– or better by Fitch (or its equivalent under any successor rating categories of Fitch).

"Officers' Certificate" means a certificate signed by any of (i) the Chairman of the Board of Directors, Chief Executive Officer, Chief Financial Officer, the President or a Vice President, Treasurer or the Controller, and (ii) the Secretary or an Assistant Secretary of St. Jude Medical, and delivered to the STJ trustee.

"Paying Agent" means an office or agency where the STJ notes issued under the applicable STJ indenture may be presented for payment.

STJ Notes	Abbott Notes

"Rating Agencies" means (a) each of Moody's, S&P and Fitch; and (b) if any of Moody's, S&P or Fitch ceases to rate the STJ notes issued under the applicable STJ indenture or fails to make a rating of such STJ notes publicly available for reasons outside of St. Jude Medical's control, a "nationally recognized statistical rating organization" within the meaning of Section 3(a)(62) under the Exchange Act that is selected by St. Jude Medical (as certified by a resolution of St. Jude Medical's board of directors) as a replacement agency for Moody's, S&P or Fitch, or each of them, as the case may be.

"Rating Event" means, with respect to the STJ notes issued under the applicable STJ indenture, the rating on such STJ notes is lowered below Investment Grade by any two of the three Rating Agencies on any date during the period commencing 60 days prior to the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of the Change of Control (which 60-day period shall be extended so long as the rating of the STJ notes issued under the applicable STJ indenture is under publicly announced consideration for possible downgrade by any of the Rating Agencies), provided that a Rating Event otherwise arising by virtue of a particular reduction in, or termination of, any rating shall not be deemed to have occurred with respect to a particular Change of Control (and thus shall not be deemed a Rating Event for purposes of the definition of Change of Control Triggering Event hereunder) if the Rating Agency or Rating Agencies ceasing to rate such STJ notes or making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the STJ trustee in writing at its request that the termination or reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Rating Event).

"Voting Stock" means, with respect to any specified person as of any date, the Capital Stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

STJ Notes	Abbott Notes
Optional Redemption	Exhibit A of the fourth supplemental indenture; Exhibit A of the fifth supplemental indenture

The STJ notes are subject to redemption at St. Jude Medical's option, at any time and from time to time, until:

•

September 15, 2018 (the applicable maturity date), in the case of the 2018 STJ notes,

•

August 15, 2020 (one month prior to the applicable maturity date), in the case of the 2020 STJ notes,

•

January 15, 2023 (three months prior to the applicable maturity date), in the case of the 2023 STJ notes,

•

June 15, 2025 (three months prior to the applicable maturity date), in the case of the 2025 STJ notes, and

•

October 15, 2042 (six months prior to the applicable maturity date), in the case of the 2043 STJ notes,

in whole or in part, upon not less than 30 nor more than 60 days' notice delivered to each Holder of such STJ notes to be redeemed. The Redemption Price for the STJ notes of the applicable series to be redeemed on the Redemption Date will be equal to the greater of (i) 100% of the principal amount of the STJ notes of such series to be redeemed, plus accrued and unpaid interest thereon to the Redemption Date and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the Redemption Date) (in the case of the 2020 STJ notes and the 2025 STJ notes, that would be due if such series of STJ notes matured on the applicable STJ notes Par Call Date), discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus:

•

20 basis points, plus accrued and unpaid interest thereon to, but excluding, the Redemption Date, in the case of the 2018 STJ notes;

•

20 basis points, plus accrued and unpaid interest thereon to, but excluding, the Redemption Date, in the case of the 2020 STJ notes;

•

25 basis points, plus accrued and unpaid interest thereon to, but excluding, the Redemption Date, in the case of the 2023 STJ notes;

Exhibit A of the Abbott officers' certificate

Abbott may redeem each series of the Abbott notes, at any time at its option, in whole or from time to time in part, at a redemption price equal to the sum of: the greater of: (1) 100% of the principal amount of the Abbott notes being redeemed, or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Abbott notes being redeemed (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the Treasury Yield plus 20 basis points, in the case of the 2018 Abbott notes, 20 basis points, in the case of the 2020 Abbott notes, 25 basis points, in the case of the 2023 Abbott notes, 30 basis points, in the case of the 2025 Abbott notes and 30 basis points, in the case of the 2043 Abbott notes, plus, in either case, accrued and unpaid interest, if any, to, but excluding, the redemption date on the principal amount of the Abbott notes being redeemed.

Notwithstanding the foregoing, if the 2020 Abbott notes are redeemed on or after August 15, 2020 (one month prior to the maturity date of the 2020 Abbott notes), the 2023 Abbott notes are redeemed on or after January 15, 2023 (three months prior to the maturity date of the 2023 Abbott notes), the 2025 Abbott notes are redeemed on or after June 15, 2025 (three months prior to the maturity date of the 2025 Abbott notes) or the 2043 Abbott notes are redeemed on or after October 15, 2042 (six months prior to the maturity date of the 2043 Abbott notes), the redemption price will be 100% of the principal amount of the Abbott notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding, the redemption date on the principal amount of the Abbott notes being redeemed.

STJ Notes	Abbott Notes

•

30 basis points, plus accrued and unpaid interest thereon to, but excluding, the Redemption Date, in the case of the 2025 STJ notes; and

•

30 basis points, plus accrued and unpaid interest thereon to, but excluding, the Redemption Date, in the case of the 2043 STJ notes.

In addition, the STJ notes are subject to redemption at St. Jude Medical's option, at any time on or after:

•

August 15, 2020 (one month prior to the applicable maturity date) (the "2020 STJ notes Par Call Date"), with respect to the 2020 STJ notes,

•

January 15, 2023 (three months prior to the applicable maturity date), with respect to the 2023 STJ notes,

•

June 15, 2025 (three months prior to the applicable maturity date) (the "2025 STJ notes Par Call Date", and together with the 2020 STJ notes Par Call Date, the "STJ notes Par Call Dates"), with respect to the 2025 STJ notes, and

•

October 15, 2042 (six months prior to the applicable maturity date), with respect to the 2043 STJ notes,

in whole at any time or in part from time to time, at a Redemption Price equal to 100% of the aggregate principal amount of the applicable series of STJ notes being redeemed, plus accrued and unpaid interest, if any, to, but excluding, the Redemption Date.

	STJ Notes	Abbott Notes
Events of Default

Section 7.1 of the STJ base indenture

(d) the failure of St. Jude Medical to perform any covenants or agreements contained in the STJ indenture (including any indenture supplemental thereto pursuant to which the STJ notes of such series were issued as contemplated by Section 3.1 of the STJ base indenture) (other than a covenant or agreement which has been expressly included in the STJ indenture solely for the benefit of a series of STJ notes other than that series and other than a covenant or agreement a default in the performance of which is elsewhere in Section 7.1 of the STJ base indenture specifically addressed), which failure shall not have been remedied, or without provision deemed to be adequate for the remedying thereof having been made, for a period of 90 days after written notice shall have been given to St. Jude Medical by the STJ trustee or shall have been given to St. Jude Medical and the STJ trustee by Holders of 25% or more in aggregate principal amount of the STJ notes of such series then Outstanding, specifying such failure, requiring St. Jude Medical to remedy the same and stating that such notice is a "Notice of Default" thereunder;

Section 5.1 of the Abbott base indenture

(4) default in the performance, or breach, of any covenant or warranty of Abbott in the Abbott indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in Section 5.1 of the Abbott base indenture specifically dealt with or which has expressly been included in the Abbott indenture solely for the benefit of series of Abbott notes other than that series), and continuance of such default or breach for a period of 90 days after the giving of written notice to Abbott by the Abbott trustee or to Abbott and the Abbott trustee by the Holders of at least 25% in principal amount of the Outstanding Abbott notes of that series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" thereunder;

Section 3.01 of the fourth supplemental indenture; Section 3.01 of the fifth supplemental indenture the occurrence with respect to any Debt of St. Jude Medical in an aggregate principal amount of $75,000,000 or more of (a) an event of default that results in such Debt becoming due and payable prior to its scheduled maturity (after giving effect to any applicable grace period) or (b) the failure to make any payment when due (including any applicable grace period) which results in the acceleration of the maturity of such Debt, in each case without such acceleration having been rescinded, annulled or otherwise cured.

N/A

	STJ Notes	Abbott Notes
Consolidation, Merger, Sale or Conveyance

Section 6.1 of the STJ base indenture

Except as otherwise provided as contemplated by Section 3.1 of the STJ base indenture, with respect to any series of STJ notes, St. Jude Medical will not consolidate with any other entity or accept a merger of any other entity into St. Jude Medical or permit St. Jude Medical to be merged into any other entity, or sell other than for cash or lease all or substantially all its assets to another entity, or purchase all or substantially all the assets of another entity, unless: (A) in case St. Jude Medical shall consolidate with or merge into another Person (in a transaction in which St. Jude Medical is not the surviving Person) or sell, transfer, lease, convey or otherwise dispose of all or substantially all of its properties and assets to any Person, the Person formed by such consolidation or into which St. Jude Medical is merged or the Person which acquires by sale, transfer, conveyance or other disposition, or which leases, all or substantially all of the properties and assets of St. Jude Medical shall be a corporation, limited liability company, partnership or trust, shall be organized and validly existing under the laws of the United States and shall expressly assume, by an indenture supplemental to the applicable STJ indenture, executed and delivered by such Person prior to or simultaneously with such consolidation, merger, sale or lease, the due and punctual payment of the principal of and any premium and interest on all the STJ notes issued under the applicable STJ indenture, according to their tenor, and the due and punctual performance and observance of all other obligations to the Holders and the STJ trustee under the applicable STJ indenture or under such STJ notes to be performed or observed by St. Jude Medical; (B) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing; and (C) St. Jude Medical will deliver to the STJ trustee an Officers' Certificate and an Opinion of Counsel each stating that such consolidation, merger, sale, conveyance or transfer and such supplemental indenture comply with Article 6 of the STJ base indenture and that all conditions precedent therein provided for relating to such transaction have been complied with.

Section 8.1 of the Abbott base indenture

Abbott shall not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, unless:

(1) the Person formed by such consolidation or into which Abbott is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of Abbott substantially as an entirety shall be a corporation, limited liability company or partnership, shall be organized and validly existing under the laws of the United States of America, any State thereof or the District of Columbia and shall expressly assume, by an indenture supplemental to the Abbott indenture, executed and delivered to the Abbott trustee, in form satisfactory to the Abbott trustee, the due and punctual payment of the principal of and any premium and interest on all the Securities and the performance or observance of every obligation of the Abbott indenture and the Securities on the part of Abbott to be performed or observed;

(2) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of Abbott or a Subsidiary as a result of such transaction as having been incurred by Abbott or such Subsidiary at the time of such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing;

(3) if, as a result of any such consolidation or merger or such conveyance, transfer or lease, properties or assets of Abbott would become subject to a mortgage, pledge, lien, security interest or other encumbrance which would not be permitted by the Abbott indenture, Abbott or such successor Person, as the case may be, shall take such steps as shall be necessary to effectively secure the Securities equally and ratably with (or prior to) all indebtedness secured thereby; and

(4) Abbott has delivered to the Abbott trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with Article 8 of the Abbott base indenture and that all conditions precedent herein provided for relating to such transaction have been complied with.

DESCRIPTION OF ABBOTT NOTES

        For purposes of this "Description of Notes" section, references to "Abbott," "we," "our," "us" and the "Company" are to Abbott Laboratories (and not its subsidiaries) and any person that succeeds thereto, and is substituted therefor, under the terms of the Abbott indenture (as defined below).

        We are offering to exchange any and all validly tendered and accepted STJ notes of the following series for Abbott notes as described in, and for the consideration summarized in, the table below.

				Exchange Consideration(1)(2)		Early Participation Premium(1)(2)	Total Consideration(1)(2)(3)
Aggregate Principal Amount (mm)	Series of STJ notes to be Exchanged	CUSIP No.	Series of Abbott notes to be Issued	Abbott notes (principal amount)	Cash	Abbott notes (principal amount)	Abbott notes (principal amount)	Cash
$500	2.000% Senior Notes due 2018	790849AL7	2.000% Senior Notes due 2018	$970	$2.50	$30	$1,000	$2.50
$500	2.800% Senior Notes due 2020	790849AM5	2.800% Senior Notes due 2020	$970	$2.50	$30	$1,000	$2.50
$900	3.25% Senior Notes due 2023	790849AJ2	3.25% Senior Notes due 2023	$970	$2.50	$30	$1,000	$2.50
$500	3.875% Senior Notes due 2025	790849AN3	3.875% Senior Notes due 2025	$970	$2.50	$30	$1,000	$2.50
$700	4.75% Senior Notes due 2043	790849AK9	4.75% Senior Notes due 2043	$970	$2.50	$30	$1,000	$2.50

(1)
Consideration, representing principal amount of Abbott notes, per $1,000 principal amount of STJ notes validly tendered, subject to any rounding as described herein.

(2)
As used in this table, the term "Abbott notes" refers, in each case, to the series of Abbott notes corresponding to the series of STJ notes of like tenor and coupon.

(3)
Includes the early participation premium for STJ notes validly tendered prior to the early consent date described herein and not validly withdrawn.

        This description is a summary of the material provisions of the Abbott notes and the Abbott indenture. This description does not restate those agreements and instruments in their entirety. You should refer to the applicable Abbott notes and the Abbott indenture, copies of the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. You are encouraged to read the applicable Abbott notes and the Abbott indenture carefully and in their entirety as they contain information not included in this summary.

General

        Abbott will issue the Abbott notes as five separate series of debt securities under that certain indenture, dated as of March 10, 2015 (the "Abbott base indenture"), between Abbott and U.S. Bank National Association, as trustee (the "Abbott trustee"), with certain terms being set forth in an officers' certificate (together with the Abbott base indenture, the "Abbott indenture").

        The Abbott notes will be Abbott's unsecured, unsubordinated debt obligations and will rank equally in right of payment with all of Abbott's other unsecured and unsubordinated debt obligations from time to time outstanding.

Title

        The title of each series of Abbott notes will be the 2.000% Senior Notes due 2018, the 2.800% Senior Notes due 2020, the 3.25% Senior Notes due 2023, the 3.875% Senior Notes due 2025 and the 4.75% Senior Notes due 2043.

Total Initial Principal Amount

        The 2018 Abbott notes will initially be limited to $500,000,000 aggregate principal amount.

        The 2020 Abbott notes will initially be limited to $500,000,000 aggregate principal amount.

        The 2023 Abbott notes will initially be limited to $900,000,000 aggregate principal amount.

        The 2025 Abbott notes will initially be limited to $500,000,000 aggregate principal amount.

        The 2043 Abbott notes will initially be limited to $700,000,000 aggregate principal amount.

        Abbott may from time to time, without notice to or the consent of the holders of the Abbott notes, issue additional series of debt securities under the Abbott indenture or additional notes of a series of Abbott notes.

        Additional notes may be consolidated and form a single series with an existing series of the Abbott notes and have the same terms as to status, redemption or otherwise as such series of Abbott notes (except for the issue date, the public offering price and the first payment of interest thereon), provided, however, that if such additional notes are not fungible with the Abbott notes of the applicable series for U.S. federal income tax purposes, such additional notes will have a separate CUSIP number. For purposes of this description, any reference to Abbott notes of a series shall include any Abbott notes of the same series issued after the closing of this offering.

Maturity of Abbott Notes

        The 2018 Abbott notes will mature on September 15, 2018.

        The 2020 Abbott notes will mature on September 15, 2020.

        The 2023 Abbott notes will mature on April 15, 2023.

        The 2025 Abbott notes will mature on September 15, 2025.

        The 2043 Abbott notes will mature on April 15, 2043.

Interest Rate on Abbott Notes

        The interest rate on the 2018 Abbott notes is 2.000% per year, computed on the basis of a 360-day year consisting of twelve 30-day months.

        The interest rate on the 2020 Abbott notes is 2.800% per year, computed on the basis of a 360-day year consisting of twelve 30-day months.

        The interest rate on the 2023 Abbott notes is 3.25% per year, computed on the basis of a 360-day year consisting of twelve 30-day months.

        The interest rate on the 2025 Abbott notes is 3.875% per year, computed on the basis of a 360-day year consisting of twelve 30-day months.

        The interest rate on the 2043 Abbott notes is 4.75% per year, computed on the basis of a 360-day year consisting of twelve 30-day months.

Date Interest Begins to Accrue on Abbott Notes and Interest Payment Dates

        The interest payment dates of each series of Abbott notes to be issued by Abbott in the exchange offers will be the same as those of the corresponding series of STJ notes to be exchanged. The Abbott notes received in exchange for the tendered STJ notes will accrue interest from (and including) the most recent date to which interest has been paid on those STJ notes. In the event that the record date for an interest payment on a series of STJ notes occurs prior to the expiration date and the related interest payment date would occur thereafter, interest will be paid, in full for the entire interest period and on the scheduled date for such payment (even if occurring after the settlement date), as if such STJ notes had not been exchanged in the applicable exchange offer, to the holders of record of such STJ notes as of the close of business on such record date, and the corresponding Abbott notes will accrue interest from and including the date to which such interest is paid. Interest will only accrue with respect to the aggregate principal amount of Abbott notes you receive, which may be less than the principal amount of STJ notes you tendered for exchange. Except as otherwise set forth above under "The Exchange Offers and Consent Solicitations—Terms of the Exchange Offers and Consent Solicitations—Subject Securities of the Exchange Offer; Total Consideration," you will not receive a payment for accrued and unpaid interest on STJ notes you exchange at the time of the exchange.

        Abbott will pay interest on the 2018 Abbott notes, the 2020 Abbott notes and the 2025 Abbott notes semi-annually in arrears on March 15 and September 15 in each year and interest on the 2023 Abbott notes and the 2043 Abbott notes semi-annually in arrears on April 15 and October 15 in each year (each, an "interest payment date"). Interest payable on each interest payment date will include interest accrued from the most recent interest payment date to which interest has been paid or duly provided for.

        If the date on which a payment of interest or principal on the Abbott notes is scheduled to be paid is not a Business Day (as defined below), then that interest or principal will be paid on the next succeeding Business Day but no further interest will be paid in respect of the delay in such payment.

        "Business Day," when used with respect to any Place of Payment (as defined below), means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that Place of Payment are authorized or obligated by law or executive order to close.

        "Place of Payment," when used with respect to the Abbott notes of any series, means the place or places where the principal of and any premium and interest on the Abbott notes of that series are payable.

Regular Record Dates for Interest

        Abbott will pay interest payable on any interest payment date to the person in whose name an Abbott note (or any predecessor Abbott note) is registered at the close of business on (i) in the case of the 2018 Abbott notes, the 2020 Abbott notes and the 2025 Abbott notes, the March 1 or September 1, as the case may be, next preceding such interest payment date or (ii) in the case of the 2023 Abbott notes and the 2043 Abbott notes, the April 1 or October 1, as the case may be, next preceding such interest payment date; provided, that if the record date corresponding to an interest payment date for a series of Abbott notes is after the expiration date and prior to the settlement date, the record date for such interest payment date for such series of Abbott notes shall be the settlement date.

Paying Agent

        The Abbott trustee will initially be the securities registrar and paying agent with respect to the Abbott notes. Abbott may at any time designate additional paying agents or rescind the designations or approve a change in the offices where they act.

Redemption of the Abbott Notes

Optional Redemption

        Abbott may redeem each series of the Abbott notes, at any time at its option, in whole or from time to time in part, at a redemption price equal to the sum of:

  •
  the greater of (the "Applicable Premium"):

  1.
  100% of the principal amount of the Abbott notes being redeemed, or

  2.
  the sum of the present values of the remaining scheduled payments of principal and interest on the Abbott notes being redeemed (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the Treasury Yield plus 20 basis points, in the case of the 2018 Abbott notes, 20 basis points, in the case of the 2020 Abbott notes, 25 basis points, in the case of the 2023 Abbott notes, 30 basis points, in the case of the 2025 Abbott notes and 30 basis points, in the case of the 2043 Abbott notes.

  •
  plus, in either case, accrued and unpaid interest, if any, to, but excluding, the redemption date on the principal amount of the Abbott notes being redeemed.

        Notwithstanding the foregoing, if the 2020 Abbott notes are redeemed on or after August 15, 2020 (one month prior to the maturity date of the 2020 Abbott notes), the 2023 Abbott notes are redeemed on or after January 15, 2023 (three months prior to the maturity date of the 2023 Abbott notes), the 2025 Abbott notes are redeemed on or after June 15, 2025 (three months prior to the maturity date of the 2025 Abbott notes) or the 2043 Abbott notes are redeemed on or after October 15, 2042 (six months prior to the maturity date of the 2043 Abbott notes), the redemption price will be 100% of the principal amount of the Abbott notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding, the redemption date on the principal amount of the Abbott notes being redeemed.

        "Treasury Yield" means, with respect to any Abbott notes being redeemed, the yield to maturity implied by (i) the yields reported as of the third Business Day prior to the redemption date, on (a) the Bloomberg Financial Markets News screen PX1 or the equivalent screen provided by Bloomberg Financial Markets News, or (b) if such on-line market data is not at that time provided by Bloomberg Financial Markets News, on the applicable pricing supplement opposite the caption "INVEST RATE" on Reuters on page USAUCTION10 or page USAUCTION11 (or any other page as may replace that page on that service), in any case for actively traded U.S. Treasury securities having a maturity equal to the remaining term of those Abbott notes as of the redemption date, or (ii) if such yields are not reported at that time or the yields reported as of that time are not ascertainable (including by way of interpolation), the Treasury constant maturities yields reported, for the latest day for which such yields have been so reported at that time, in (a) Federal Reserve Statistical Release H.15 (519) opposite the caption "U.S. government securities/Treasury bills/secondary market" (or any comparable successor publication) or (b) if not yet published at that time, H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such yield, opposite the caption "U.S. government securities/Treasury bills/secondary market," for actively traded U.S. Treasury securities having a constant maturity equal to the remaining term of those Abbott notes as of such redemption date. Such implied yield will be determined, if necessary, by (x) converting U.S. Treasury bill quotations to bond-equivalent yields in accordance with accepted financial practice and (y) interpolating linearly between (1) the actively traded U.S. Treasury security with a maturity closest to and greater than the remaining term of those Abbott notes and (2) the actively traded U.S. Treasury security with a maturity closest to and less than the remaining term of those Abbott notes.

        If we exercise our right to redeem all or fewer than all of the Abbott notes of any series, we will mail, or deliver electronically if such Abbott notes are held by any depositary (including, without limitation, DTC) in accordance with such depositary's customary procedures, not less than 30 nor more than 60 days prior to the redemption date to each registered holder of the Abbott notes to be redeemed at its registered address a notice of optional redemption, which will specify the redemption date, the place or places where such Abbott notes are to be surrendered for payment of the redemption price and the redemption price. The Abbott trustee will not be responsible for calculating the redemption price.

        In connection with any optional redemption, if any Abbott note is to be redeemed in part only, the notice of optional redemption will state the portion of the principal amount of the Abbott note to be redeemed, and upon surrender of the Abbott note, an Abbott note or Abbott notes of the same series will be issued in principal amount equal to the unredeemed portion. In connection with any optional redemption, if less than all of the Abbott notes of any series are to be redeemed, the Abbott trustee will select the numbers of Abbott notes of such series to be redeemed in part by random lot, or, if the Abbott notes to be redeemed are represented by global securities, the Abbott notes of such series to be redeemed will be selected by DTC in accordance with its applicable procedures. We understand that in connection with any optional redemption, if we redeem only some of the Abbott notes of any series, DTC's practice is to choose by lot the amount to be redeemed from the Abbott notes of such series held by each of its participating institutions. We understand that DTC will give notice to these participants, and these participants will give notice to any "street name" holders of any beneficial interests in the Abbott notes of such series according to arrangements among them. We understand that these notices may be subject to statutory or regulatory requirements.

        If we deliver a notice of optional redemption in accordance with the Abbott indenture, the Abbott notes or portions of Abbott notes with respect to the notice will become due and payable on the date and at the place or places where such Abbott notes are to be surrendered for payment of the redemption price stated in such notice at the applicable redemption price, together with interest, if any, accrued to, but excluding, the date fixed for redemption, and on and after such date (unless we are in default in the payment of the Abbott notes at the redemption price, together with interest, if any, accrued to, but excluding, such date) interest on the Abbott notes or portions of Abbott notes called for redemption will cease to accrue.

        Notwithstanding the foregoing, installments of interest on any series of Abbott notes that are due and payable on interest payment dates falling on or prior to the applicable redemption date will be payable on such interest payment dates to the registered holders as of the close of business on the relevant record dates in accordance with the Abbott notes and the Abbott indenture.

General

        We will not be responsible for giving notice of redemption of the Abbott notes to anyone other than Abbott trustee.

Sinking Fund

        The Abbott notes will not have the benefit of any sinking fund.

Certain Covenants of the Company

        The covenants set forth in Article X of the Abbott base indenture apply to the Abbott notes.

Defeasance; Satisfaction and Discharge

        The Abbott notes are subject to Abbott's ability to choose "defeasance" and "covenant defeasance" as provided in Article XIII of the Abbott base indenture, and are subject to satisfaction and discharge as provided in Article IV of the Abbott base indenture; provided that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of the Abbott indenture to the extent that an amount is deposited with the Abbott trustee equal to the Applicable Premium calculated as of the date of the notice of redemption (and calculated as though the redemption date were the date of such notice of redemption), with any deficit as of the redemption date only required to be deposited with the Abbott trustee on or prior to the redemption date.

BOOK-ENTRY, DELIVERY AND FORM

        In this section of this prospectus, references to "Abbott," "we," "our," "us" and the "Company" are to Abbott Laboratories (and not its subsidiaries) and any person that succeeds thereto, and is substituted therefor, under the terms of the Abbott indenture.

Trading in DTC

        Indirect holders trading their beneficial interests in the global securities through DTC must trade in DTC's same-day funds settlement system and pay in immediately available funds.

Definitive Securities

        A permanent global security is exchangeable for definitive Abbott notes registered in the name of any person other than the depositary or its nominee, only if:

  (a)
  such depositary notifies Abbott that it is unwilling or unable to continue as depositary for the global securities or if at any time such depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, and, in each case, Abbott does not appoint a successor within 90 days;

  (b)
  in Abbott's discretion at any time, Abbott determines not to have all of the Abbott notes represented by the global securities and notifies the Abbott trustee that the global securities shall be so exchangeable; or

  (c)
  an event of default, as described in the Abbott base indenture, has occurred and is continuing with respect to the Abbott notes.

Payment

        We will pay the principal of (and premium, if any, on) and any interest on Abbott notes represented by global securities registered in the name of DTC or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global securities. Payment of the principal of (and premium, if any, on) and any interest on any definitive Abbott note will be made at the office or agency of Abbott maintained for that purpose in Chicago, Illinois, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at Abbott's option payment of interest may be made by (i) check mailed to the address of the person entitled thereto as such address shall appear in the security register or (ii) wire transfer as directed by the holder, in immediately available funds to the holder or its nominee.

        Secondary trading in notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, so long as the Abbott notes issued in this offering are represented by the global securities registered in the name of DTC or its nominee, the Abbott notes will trade in DTC's Same-Day Funds Settlement System. We understand that DTC will require secondary market trading activity in the Abbott notes represented by the global securities to settle in immediately available or same-day funds. Abbott cannot give any assurances as to the effect, if any, of settlement in same-day funds on trading activity in the Abbott notes.

Global Securities

        The information in this section concerning the operations and procedures of DTC, Clearstream (as defined below) and Euroclear (as defined below) has been obtained from sources that Abbott believes to be reliable, but neither Abbott nor the dealer managers take responsibility for the accuracy thereof.

        Except as set forth above under the caption "Book-Entry, Delivery and Form—Definitive Securities," the Abbott notes will be represented by one or more global securities registered in the name of the nominee of DTC. So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Abbott notes represented by such global note for all purposes under the Abbott indenture. Abbott will only issue the Abbott notes in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Abbott will deposit the global securities with DTC or its custodian and will register the global securities in the name of DTC's nominee. Indirect access to DTC's system is also available to other entities such as Clearstream Banking, a société anonyme ("Clearstream"), the Euroclear System ("Euroclear"), and banks, brokers, dealers and trust companies (collectively, the "indirect participants") that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

        Clearstream.     We understand that:

  •
  Clearstream is incorporated under the laws of Luxembourg as a professional depositary;

  •
  Clearstream holds securities for its participating organizations ("Clearstream Participants") and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates;

  •
  Clearstream provides Clearstream Participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing;

  •
  Clearstream interfaces with domestic markets in several countries;

  •
  as a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute;

  •
  Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters;

  •
  indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly; and

  •
  distributions with respect to Abbott notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures to the extent received by the U.S. Depositary for Clearstream.

        Euroclear.     We understand that:

  •
  Euroclear was created in 1968 to hold securities for participants of Euroclear ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash;

  •
  Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several markets in several countries;

  •
  Euroclear is operated by Euroclear Bank S.A./N.V. (the "Euroclear Operator"), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative");

  •
  all operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative;

  •
  the Cooperative establishes policy for Euroclear on behalf of Euroclear Participants;

  •
  Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters;

  •
  indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly; and

  •
  the Euroclear Operator is regulated and examined by the Belgian Banking Commission.

        We understand that:

  •
  distributions of principal and interest with respect to Abbott notes held through Euroclear or Clearstream will be credited to the cash accounts of Euroclear or Clearstream participants in accordance with the relevant system's rules and procedures, to the extent received by such system's depositary;

  •
  links have been established among DTC, Clearstream and Euroclear to facilitate the initial issuance of the Abbott notes and cross-market transfers of the Abbott notes associated with secondary market trading; and

  •
  DTC will be linked indirectly to Clearstream and Euroclear through the DTC accounts of their respective U.S. depositaries.

        We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear in this prospectus solely as a matter of convenience, and we make no representation or warranty of any kind with respect to these operations and procedures. These operations and procedures are solely within the control of DTC, Euroclear and Clearstream, as applicable, and are subject to change by them from time to time. None of Neither Abbott, the dealer managers or the Abbott trustee takes any responsibility for these operations and procedures, and you are urged to contact DTC, Clearstream, Euroclear or their respective participants to discuss these matters.

 THE PROPOSED AMENDMENTS

        Abbott is soliciting the consent of the holders of STJ notes to eliminate various covenants, event of default provisions and other provisions under the STJ indentures and STJ notes. If the proposed amendments described below are adopted with respect to any series of STJ notes, the amendments will apply to all STJ notes of that series not validly tendered and accepted in the applicable exchange offer. Thereafter, all such STJ notes will be governed by the relevant STJ indenture as amended by the proposed amendments, which will have materially less restrictive terms and afford significantly reduced protections to the holders of those securities compared to those currently in the STJ indentures or those applicable to the Abbott notes. See the section entitled "Risk Factors—Risks Related to the Exchange Offers and the Consent Solicitations—The proposed amendments to the STJ indentures will afford reduced protection to remaining holders of STJ notes."

        The descriptions below of the provisions of the STJ Indentures and STJ notes to be eliminated or modified do not purport to be complete and are qualified in their entirety by reference to the STJ Indentures and the form of supplemental indenture that contains the proposed amendments in respect of the affected series of STJ notes. For each series of STJ notes, a copy of the form of supplemental indenture to the applicable STJ Indenture is attached as an exhibit to the registration statement of which this prospectus forms a part. Holders of STJ notes are encouraged to read the applicable supplemental indenture carefully and in its entirety as it contains information not included in this summary.

        The proposed amendments constitute a single proposal with respect to the applicable series of STJ notes, and a consenting holder must consent to the proposed amendments with respect to such series of STJ notes in their entirety and may not consent selectively with respect to certain of the proposed amendments.

        Pursuant to the STJ indenture for each series of STJ notes, the proposed amendments require the consent of the holders of not less than a majority in aggregate principal amount of the outstanding STJ notes of such series affected by the supplemental indenture. Any STJ notes held by St. Jude Medical or any person directly or indirectly controlling or controlled or under direct or indirect common control with St. Jude Medical are not considered to be "outstanding" for this purpose.

        As of the date of this prospectus, the aggregate principal amount outstanding with respect to each series of STJ notes is:

Series of STJ notes	Principal Amount Outstanding
2.000% Senior Notes due 2018	$500,000,000
2.800% Senior Notes due 2020	$500,000,000
3.25% Senior Notes due 2023	$900,000,000
3.875% Senior Notes due 2025	$500,000,000
4.75% Senior Notes due 2043	$700,000,000
Total	$3,100,000,000

        The valid tender of a holder's STJ notes will constitute the consent of the tendering holder to the proposed amendments in their entirety.

        If the requisite consents with respect to any series of STJ notes have been received prior to the expiration date, assuming all other conditions of the exchange offers and consent solicitations are satisfied or waived, as applicable, with respect to such series of STJ notes, all of the sections or provisions listed below under the STJ indenture for that series of STJ notes will be deleted (or modified as indicated):

  •
  Section 5.2 of the STJ base indenture—Limitations on Liens;

  •
  Section 5.3 of the STJ base indenture—Limitations on Sale and Leaseback Transactions;

  •
  Section 5.5 of the STJ base indenture—Maintenance of Corporate Existence;

  •
  Section 6.1 of the STJ base indenture—Merger, Consolidation and Sale of Assets; and

  •
  Section 5.01 of the fourth supplemental indenture and the fifth supplemental indenture—Offer to Purchase Upon Change of Control Triggering Event.

        In addition, Section 3.01 of the fourth supplemental indenture and the fifth supplemental indenture (Event of Default relating to cross-acceleration of certain material indebtedness) will be deleted.

        Conforming Changes, etc.     The proposed amendments would amend the STJ indentures and STJ notes to make certain conforming or other changes to the STJ indentures and STJ notes, including, but not limited to, modification or deletion of certain definitions and cross-references. By consenting to the proposed amendments to the applicable STJ indenture, you will be deemed to have waived any default, event of default or other consequence under such indenture for failure to comply with the terms of the provisions identified above (whether before or after the date of the supplemental indenture effecting the amendments described above).

Effectiveness of Proposed Amendments

        Assuming the requisite consents with respect to any series of STJ notes have been received prior to the expiration date, the proposed amendments to the applicable STJ indenture with respect to such series of STJ notes will become effective on the settlement date, assuming all other conditions of the exchange offers and consent solicitations are satisfied or waived, as applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following is a general discussion of the material U.S. federal income tax consequences of the exchange offers and consent solicitations (including the failure to participate therein) and of the ownership and disposition of Abbott notes acquired pursuant to the exchange offers to U.S. Holders and Non-U.S. Holders (each as defined below). This discussion does not address tax consequences relevant to owning Abbott notes acquired other than through the exchange offers described in the prospectus. The discussion below is based on the Internal Revenue Code of 1986, as amended, which we refer to as the "Code", U.S. Treasury Regulations promulgated thereunder, which we refer to as "Treasury Regulations," published rulings and administrative pronouncements of the Internal Revenue Service, which we refer to as the "IRS," and published court decisions, each as in effect as of the date hereof, and each of which is subject to change at any time or differing interpretations, possibly with retroactive effect. Any such change or differing interpretation could result in U.S. federal income tax consequences different from those discussed below. No ruling will be sought from the IRS with respect to any statement or conclusion in this discussion, and no assurance can be given that the IRS will not challenge a statement or conclusion in this discussion or, if challenged, that a court will uphold such statement or conclusion.

        This discussion is limited to holders who hold STJ notes and will hold Abbott notes received in the exchange offers as "capital assets" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion assumes that all assumptions made, and positions described, in the offering documents (such as prospectus supplements) pursuant to which the STJ notes were originally issued (as amended through the date hereof) and public filings discussing such notes are true, that there have been no modifications to the terms of any of the STJ notes since their original issuance, that none of the STJ notes are subject to the rules relating to contingent payment debt instruments and that the STJ notes are treated as debt for U.S. federal income tax purposes. This discussion is for general information purposes only and does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of STJ notes or Abbott notes in light of their personal circumstances or to holders who may be subject to special rules under the U.S. federal income tax laws, including, among others, banks and other financial institutions, insurance companies, dealers or traders in securities or currencies, regulated investment companies, real estate investment trusts, tax-exempt organizations (including private foundations), grantor trusts, subchapter S corporations, entities or arrangements treated as partnerships for U.S. federal income tax purposes or other flow-through entities (and investors therein), retirement plans, holders holding STJ notes or Abbott notes in tax-deferred accounts, holders holding STJ notes or Abbott notes as part of a straddle, hedge, conversion, constructive sale, or other integrated or risk reduction transaction, holders who use the mark-to-market method of tax accounting for their securities, U.S. Holders whose functional currency is not the U.S. dollar, "controlled foreign corporations," "passive foreign investment companies," holders who are subject to the alternative minimum tax, or holders who are former U.S. citizens or U.S. residents. In addition, this discussion does not address (i) any consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, (ii) any applicable tax reporting requirements except as expressly and specifically set forth below, (iii) any U.S. federal tax considerations other than those pertaining to the income tax (e.g., estate or gift tax), or (iv) any consequences arising under any state, local or non-U.S. tax laws. Holders should consult their tax advisors as to the particular tax consequences to them of the exchange offers and consent solicitations and of owning and disposing of Abbott notes in light of their particular circumstances, as well as the effect of any state, local, non-U.S. or other laws, and any changes (or proposed changes) in tax laws or interpretations thereof.

        As used herein, the term "U.S. Holder" means a beneficial owner of STJ notes or Abbott notes received in the exchange offers that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, (x) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or (y) that has a valid election in effect under Treasury Regulations to be treated as a U.S. person.

        As used herein, the term "Non-U.S. Holder" is a beneficial owner of STJ notes or Abbott notes received in the exchange offers that is not a U.S. Holder or a partnership for U.S. federal income tax purposes.

        If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds STJ notes or Abbott notes, the tax treatment of the partnership and each person or entity treated as a partner in such partnership will generally depend upon the activities of the partnership and the status of such partner. Partnerships owning STJ notes or Abbott notes received in the exchange offers and partners in such partnerships should consult their tax advisors about the U.S. federal income tax and other considerations relating to the exchange offers and consent solicitations and the ownership and disposition of such Abbott notes.

        THIS DISCUSSION IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE EXCHANGE OFFERS AND CONSENT SOLICITATIONS AND THE OWNERSHIP AND DISPOSITION OF ABBOTT NOTES RECEIVED IN THE EXCHANGE OFFERS, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, OR LOCAL TAX LAWS OR NON-U.S. TAX LAWS OR ANY TAX TREATY.

U.S. Holders

  The Exchange Offers

        Tender of STJ Notes.     The exchange of STJ notes for Abbott notes pursuant to the exchange offers will constitute a taxable disposition of such STJ notes for U.S. federal income tax purposes if the exchange results in a "significant modification" of the STJ notes within the meaning of the applicable Treasury Regulations. Under such Treasury Regulations, the modification of a debt instrument (whether effected pursuant to an amendment to the terms of a debt instrument or an actual exchange of an existing debt instrument for a new debt instrument) is a "significant modification" if, based on all the facts and circumstances and taking into account all modifications of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered are "economically significant." The Treasury Regulations further provide that a change in the obligor of a recourse debt instrument is treated as a significant modification unless certain exceptions apply and that a change in the recourse nature of a debt instrument is treated as a significant modification. Abbott intends to take the position that the exchange of STJ notes for Abbott notes pursuant to the exchange offers will be treated as a "significant modification" for U.S. federal income tax purposes under these rules. The following discussion assumes that such treatment will be respected. However, there can be no assurance that the IRS will not successfully challenge this position. If the exchange is not treated as a "significant modification," a U.S. Holder will not recognize gain or loss on the exchange and will have the same tax basis and holding period with respect to the Abbott notes as such U.S. Holder had in the STJ notes immediately before the exchange.

        Assuming the exchange of STJ notes for Abbott notes pursuant to the exchange offers is treated as a significant modification, it will be a taxable exchange for U.S. federal income tax purposes unless the exchange qualifies as a recapitalization for purposes of the Code. There is no authority directly on point as to whether the exchange of STJ notes for Abbott notes pursuant to the exchange offers would qualify as a tax-free recapitalization for U.S. Holders, which will depend on whether the relevant STJ notes and the relevant Abbott notes are considered "securities" for U.S. federal income tax purposes. As the qualification of the exchange as a recapitalization is unclear, Abbott intends not to treat the exchange as a recapitalization and this discussion assumes that such treatment will be respected. However, there can be no assurance that the IRS will not successfully challenge this position. If the exchange is treated as a recapitalization, a U.S. Holder will not recognize any loss on the exchange of STJ notes for Abbott notes, and any market discount (see below in the section entitled "—Market Discount") on its STJ notes will survive the exchange and, if the Abbott notes received in the exchange are treated as issued with original issue discount, some or all of such market discount could effectively be converted into original issue discount (see below in the section entitled "—Original Issue Discount") on the Abbott notes it receives in the exchange. U.S. Holders should consult their tax advisors as to the possibility that exchanges pursuant to the exchange offers could qualify as recapitalizations for U.S. federal income tax purposes and the U.S. federal income tax consequence of such qualification.

        General Tax Consequences of a Taxable Exchange of STJ Notes for Abbott Notes.     Subject to the discussions below in the sections entitled "—Market Discount" and "—Early Participation Premium and Consent Fee," a U.S. Holder that exchanges STJ notes for Abbott notes and cash pursuant to the exchange offers generally should recognize gain or loss equal to the difference, if any, between (i) the amount realized by the U.S. Holder on the exchange, and (ii) the U.S. Holder's adjusted tax basis in the STJ notes exchanged. The amount realized by a U.S. Holder on the exchange of STJ notes pursuant to the exchange offers generally is the sum of the amount of cash received and the "issue price" of the Abbott notes received in respect of the STJ notes (determined as discussed below in the section entitled "—Issue Price"), increased by the amount of pre-issuance accrued interest on such Abbott notes (as defined below in the section entitled "—Treatment of the Abbott Notes Received in the Exchange Offers—Stated Interest"), and reduced by the amount of accrued and unpaid interest on such STJ notes (which will be treated as discussed below in the section entitled "—Accrued and Unpaid Interest"). A U.S. Holder's adjusted tax basis in an STJ note will generally equal the amount paid for the STJ note (x) increased by any market discount previously taken into account by the U.S. Holder in respect of the STJ note and (y) reduced (but not below zero) by any amortizable bond premium previously amortized on the STJ note.

        Except to the extent of any such gain that is treated as ordinary income pursuant to the market discount rules (see below in the section entitled "—Market Discount"), any such gain or loss recognized in respect of an STJ note will generally be capital gain or loss, which will be long-term capital gain or loss if the U.S. Holder held the STJ note for more than one year as of the date of the exchange. Long-term capital gain of a noncorporate U.S. Holder generally would be taxed at preferential rates. The deductibility of capital losses is subject to limitations under the Code.

        A U.S. Holder generally should have an initial tax basis in an Abbott note received pursuant to the exchange offers equal to its issue price (determined as discussed below in the section entitled "—Issue Price"), increased by the amount of pre-issuance accrued interest on such Abbott note (as defined below in the section entitled "—Treatment of the Abbott Notes Received in the Exchange Offers—Stated Interest") and should commence a new holding period with respect to the Abbott note the day after the completion of the exchange.

        Market Discount.     Any gain recognized by a U.S. Holder with respect to an STJ note that was acquired with market discount will be subject to tax as ordinary income to the extent of the market discount accrued during the period the STJ note was held by such U.S. Holder, unless the U.S. Holder previously elected to include market discount in income as it accrued for U.S. federal income tax purposes. An STJ note generally will be considered to have been acquired with market discount if the U.S. Holder acquired such STJ note other than at original issuance and the STJ note's stated principal amount exceeded the tax basis of such STJ note in the hands of the U.S. Holder immediately after its acquisition, unless such excess is less than a statutorily defined de minimis amount. U.S. Holders who acquired STJ notes other than at original issuance should consult their tax advisors regarding the possible application of the market discount rules.

        Accrued and Unpaid Interest.     In addition to any gain or loss recognized as discussed above, a U.S. Holder that exchanges STJ notes for Abbott notes pursuant to the exchange offers generally will be required to include the amount of accrued and unpaid interest on such STJ notes in gross income as interest income at the time of the exchange, to the extent that such amount was not previously so included.

        Early Participation Premium and Consent Fee.     The U.S. federal income tax treatment of the receipt of the consent fee and/or the early participation premium is unclear, and Abbott has not requested a ruling from the IRS with respect thereto. Abbott intends to take the position that each of these payments is part of the consideration for a tendered STJ note pursuant to the exchange (in which case the consent fee and the early participation premium would be treated as part of the amount received in the exchange by a U.S. Holder in respect of such STJ note, as provided above). This discussion assumes that such treatment will be respected. Alternatively, the early participation premium and/or the consent fee may be treated as interest or a separate fee subject to tax as ordinary income. There can be no assurance that the IRS will not successfully challenge the position that Abbott intends to take. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax treatment of the consent fee and the early participation premium.

        Issue Price.     If an Abbott note is considered to be "publicly traded" for U.S. federal income tax purposes, the issue price of such Abbott note will, subject to the sentence below, generally equal its fair market value on the date of issuance. In accordance with applicable Treasury Regulations, Abbott intends to determine the issue price of the Abbott notes by subtracting from such fair market value the amount of pre-issuance accrued interest on such Abbott notes (as defined below in the section entitled "—Treatment of the Abbott Notes Received in the Exchange Offers—Stated Interest"). Although no assurances can be given in this regard, Abbott believes that the Abbott notes are likely to be considered "publicly traded" for these purposes and intends to take this position for all relevant reporting and other purposes. Abbott will provide investors with information about its determination of the issue price of the Abbott notes by publishing that information on its website. Abbott's determination of the issue price of the Abbott notes is binding upon a U.S. Holder unless such holder explicitly discloses to the IRS, on a timely filed U.S. federal income tax return for the taxable year that includes the date of the exchange, that its determination of the issue price is different from that of the issuer, the reasons for the different determination, and how such U.S. Holder determined the issue price.

  Treatment of the Abbott Notes Received in the Exchange Offers

        Stated Interest.     Subject to the discussion below with respect to pre-issuance accrued interest, stated interest on the Abbott notes generally will be includible in the income of a U.S. Holder as ordinary income at the time received or accrued in accordance with the U.S. Holder's method of tax accounting. However, a U.S. Holder generally should not be required to include in income the portion of the first payment of stated interest on an Abbott note in an amount equal to the accrued and unpaid interest on the STJ note exchanged therefor from the most recent interest payment date on such STJ note up to, but not including, the settlement date (such amount is referred to as "pre-issuance accrued interest"). Instead, a U.S. Holder generally should be able to treat a portion of the first payment of stated interest on an Abbott note attributable to pre-issuance accrued interest as a non-taxable return of capital, and such U.S. Holder's adjusted tax basis in such Abbott note would be reduced by such amount. This discussion assumes that this treatment will be respected.

        Original Issue Discount.     It is possible that one or more series of the Abbott notes may be treated as being issued with original issue discount, which we refer to as "OID," for U.S. federal income tax purposes. Specifically, if the "stated redemption price at maturity" of the Abbott notes (generally, their stated principal amount) exceeds their issue price (as defined above) of the Abbott note by a de minimis amount (which is generally 1/4 of one percent of their principal amount multiplied by the number of complete years to maturity) or more, the excess will constitute OID for U.S. federal income tax purposes. A U.S. Holder of Abbott notes that is issued with OID will be required to include the OID as ordinary interest income for U.S. federal income tax purposes as it accrues in accordance with a constant yield method based upon a compounding of interest, regardless of the U.S. Holder's regular method of accounting for U.S. federal income tax purposes, and before receiving the cash to which that interest income is attributable. As described above, because the issue price of the Abbott notes will be determined by reference to their fair market value on the settlement date, Abbott cannot know before such date whether the Abbott notes will have OID.

        The amount of OID allocable to any accrual period other than the final accrual period is an amount equal to the excess, if any, of (i) the Abbott note's "adjusted issue price" at the beginning of the accrual period multiplied by its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period), over (ii) the aggregate amount of any stated interest allocable to such accrual period. OID allocable to a final accrual period is the difference between the stated principal amount and the adjusted issue price at the beginning of the final accrual period. Special rules apply for calculating OID for an initial short accrual period. The "adjusted issue price" of an Abbott note at the beginning of any accrual period is equal to its issue price increased by the sum of the accrued OID for all prior accrual periods and decreased by the amount of any payments other than stated interest. The note's yield to maturity is the discount rate that, when used in computing the present value of all payments on the note, produces an amount equal to the issue price of the note.

        Amortizable Bond Premium.     If a U.S. Holder's initial tax basis in an Abbott note (excluding the portion of such basis that is attributable to pre-issuance accrued interest) is greater than the principal amount of the Abbott note, the U.S. Holder will be considered to have acquired the Abbott note with amortizable "bond premium" for U.S. federal income tax purposes. A U.S. Holder generally may elect to amortize the premium over the remaining term of the Abbott note on a constant yield method as an offset to stated interest otherwise includible in income under a U.S. Holder's regular accounting method. An election to amortize bond premium, once made, generally applies to all taxable debt obligations then held or subsequently acquired by such U.S. Holder, and may not be revoked without the consent of the IRS. If a U.S. Holder does not elect to amortize the premium, that premium will reduce the gain or increase the loss such holder would otherwise recognize on a sale or other taxable disposition of the Abbott notes.

        Sale or Other Taxable Disposition of Abbott Notes.     Upon the sale, exchange, redemption, retirement or other taxable disposition of an Abbott note, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between (i) the sum of cash plus the fair market value of all other property received on such disposition in respect of the Abbott note (except to the extent such cash or property is attributable to accrued but unpaid interest (other than pre-issuance accrued interest), which will generally be taxable as ordinary income to the extent not previously included in income) and (ii) the U.S. Holder's adjusted tax basis in the Abbott note. A U.S. Holder's adjusted tax basis in an Abbott note will generally equal its initial tax basis in the Abbott note (determined in U.S. dollars) (as described above), (x) increased by any OID that the U.S. Holder previously included in income with respect to the Abbott note, and (y) decreased by any bond premium that the U.S. Holder previously amortized with respect to the Abbott note. Such capital gain or loss will generally be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder's holding period for the Abbott note exceeds one year. Long-term capital gain of a noncorporate U.S. Holder generally would be taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

  The Exchange Offers

        Tender of STJ Notes.     As discussed above in the section entitled "U.S. Holders—The Exchange Offers—Tender of STJ Notes," the exchange of STJ notes for Abbott notes pursuant to the exchange offers should constitute a disposition of such STJ notes for U.S. federal income tax purposes. Subject to the discussions below in the sections entitled "—Accrued and Unpaid Interest on STJ Notes," "—Early Participation Premium and Consent Fee on STJ Notes," "—Backup Withholding and Information Reporting" and "—FATCA Legislation," a Non-U.S. Holder will generally not be subject to U.S. federal income tax on any gain realized on the exchange by such Non-U.S. Holder of STJ notes for Abbott notes pursuant to the exchange offers and consent solicitation (determined in the same manner as for U.S. holders described under "U.S. Holders—The Exchange Offers—General Tax Consequences of Exchange of STJ Notes for Abbott Notes") unless:

  •
  such gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the Non-U.S. Holder in the United States), which gain generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such Non-U.S. Holder were a U.S. Holder (and a foreign corporation also may be subject to an additional "branch profits tax" at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty)); or

  •
  the Non-U.S. Holder is an individual present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist; in which case the gain would be subject to U.S. federal income tax at a rate of 30% (or a lower rate under an applicable treaty), which may be offset by U.S. source capital losses, provided such Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

        Accrued and Unpaid Interest on STJ Notes.     Any amounts received by a Non-U.S. Holder in respect of accrued and unpaid interest on STJ notes not previously included in income will generally not be subject to U.S. federal income or withholding tax under the "portfolio interest exemption" (subject to the discussions below in the sections entitled "—Backup Withholding and Information Reporting" and "—FATCA Legislation"), provided that (i) such Non-U.S. Holder (A) does not actually or constructively own 10% or more of the total combined voting power of all classes of STJ stock entitled to vote, (B) is not a "controlled foreign corporation" with respect to which STJ is a "related person" within the meaning of the Code, (C) is not a bank receiving certain types of interest, and (ii) Abbott or its agent has received appropriate documentation from such Non-U.S. Holder (e.g., IRS Form W-8BEN or IRS Form W-8BEN-E) establishing that such Non-U.S. Holder is not a U.S. person for U.S. federal income tax purposes and certain other certification requirements are satisfied.

        If a Non-U.S. Holder cannot satisfy the requirements of the "portfolio interest exemption" described above, any amounts attributable to accrued and unpaid interest in respect of the STJ notes received by the Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, unless such interest is effectively connected with such Non-U.S. Holder's conduct of a trade or business within the United States, as described below. In order to claim an exemption from or reduction of withholding under an applicable income tax treaty, a Non-U.S. Holder generally must furnish appropriate documentation to the applicable withholding agent (e.g., IRS Form W-8BEN or IRS Form W-8BEN-E). Non-U.S. Holders eligible for an exemption from or reduced rate of U.S. federal withholding tax under an applicable income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim with the IRS. Non-U.S. Holders should consult their own tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the requirements for claiming any such benefits.

        Any amounts paid to a Non-U.S. Holder in respect of accrued and unpaid interest on the STJ notes that is effectively connected with such Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the non-U.S. holder in the United States) generally will not be subject to U.S. federal withholding tax, provided that the Non-U.S. Holder complies with applicable certification and other requirements. Instead, such interest generally will be subject to U.S. federal income tax at the regular graduated U.S. federal income tax rates in the same manner as if such Non-U.S. Holder were a U.S. Holder. A Non-U.S. Holder that is a corporation may be subject to an additional "branch profits tax" at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) of its "effectively connected earnings and profits" for the taxable year, subject to certain adjustments.

        Early Participation Premium and Consent Fee on STJ Notes.     As discussed above in the section entitled "U.S. Holders—The Exchange Offers—Early Participation Premium and Consent Fee," the U.S. federal income tax treatment of the consent fee and/or the early participation premium received with respect to the tender of STJ notes is unclear. Abbott intends to take the position that each such payment is additional consideration for the tendered STJ note, in which case the consent fee and the early participation premium would be treated as part of the amount realized by such Non-U.S. Holder in respect of the disposition of such STJ note, as provided above in the section entitled "—Tender of STJ Notes." Alternatively, the consent fee and the early participation premium may be treated as interest or a separate fee and thus may be subject to U.S. federal withholding tax at a 30% rate (or lower applicable treaty rate). There can be no assurance that the IRS will not successfully challenge the position that Abbott intends to take. Accordingly, the applicable withholding agent may withhold U.S. federal withholding tax at the applicable rate from any payment of the consent fee and/or the early participation premium with respect to STJ notes to a Non-U.S. Holder. Non-U.S. Holders should consult their tax advisors regarding the U.S. federal tax treatment of the receipt of the consent fee and/or the early participation premium, the availability of a refund of any U.S. withholding tax, the provisions of any applicable income tax treaties which may provide different rules from those described above and the procedures for claiming treaty benefits or otherwise establishing an exemption from U.S. withholding tax.

  Treatment of the Abbott Notes Received in the Exchange Offers

        Payments of Interest.     Subject to the discussions below in the sections entitled "—Backup Withholding and Information Reporting" and "—FATCA Legislation," a Non-U.S. Holder that receives Abbott notes pursuant to the exchange offer generally should not be subject to U.S. federal income or withholding tax with respect to any interest (including OID) if (i) such holder satisfies the requirements of the "portfolio interest exemption" (as discussed in "Non-U.S. Holders—The Exchange Offers—Accrued and Unpaid Interest on STJ Notes") and (2) such interest (including OID) is not effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the Non-U.S. Holder in the United States), in which case such Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such interest at the regular graduated U.S. federal income tax rates in the same manner as if such Non-U.S. Holder were a U.S. Holder (and if such Non-U.S. Holder is a corporation, such Non-U.S. Holder may also be subject to an additional "branch profits tax" at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its "effectively connected earnings and profits" for the taxable year, subject to certain adjustments).

        Gain on Disposition of the Abbott Notes.     A Non-U.S. Holder of Abbott notes that acquired such notes through the exchange offers generally would not be subject to U.S. federal income tax on gain realized on the sale, exchange or other disposition of such Abbott notes (determined in the same manner as for U.S. Holders as described in "U.S. Holders—Treatment of the Abbott Notes Received in the Exchange Offers—Sale or Other Taxable Disposition of Abbot Notes"), unless the gain was subject to one of the exceptions discussed above under "—The Exchange Offers—Tender of STJ Notes". Any such gain attributable to accrued but unpaid interest on Abbott notes would subject to tax as discussed above under "Non-U.S. Holders—Treatment of the Abbott notes Received in the Exchange Offers—Payments of interest".

Holders Not Tendering in the Exchange Offers

  In General

        The U.S. federal income tax treatment of holders who do not tender their STJ notes pursuant to the exchange offers and consent solicitations will depend upon whether the adoption of the proposed amendments results in a "deemed" exchange of such STJ notes for U.S. federal income tax purposes to such non-tendering holders. In general, the modification of a debt instrument will result in a deemed exchange of an "old" debt instrument for a "new" debt instrument (upon which gain or loss may be realized) if such modification is "significant" within the meaning of applicable Treasury Regulations. Under these Treasury Regulations, a modification is "significant" if, based on all the facts and circumstances and taking into account all modifications of the debt instrument collectively, the legal rights and obligations that are altered and the degree to which they are altered are "economically significant." The Treasury Regulations further provide that a modification of a debt instrument that adds, deletes or alters customary accounting or financial covenants is not a significant modification. The Treasury Regulations do not, however, define "customary accounting or financial covenants." It is not clear whether the amendments to covenants pursuant to the proposed amendments constitute alterations to "customary accounting or financial covenants." In addition, it is not clear whether the amendments to the applicable STJ indenture pursuant to the proposed amendments are "economically significant." If adoption of the proposed amendments does not constitute a significant modification of the STJ notes, then holders should not recognize gain or loss as a result of the adoption of the proposed amendments and should continue to have the same tax basis and holding period with respect to the STJ notes as immediately before the adoption of the proposed amendments. Although there is no authority directly on point and the matter is thus unclear, Abbott intends to treat the adoption of the proposed amendments as not constituting a significant modification to the terms of the STJ notes with respect to non-tendering holders, and this discussion assumes such treatment would be respected. There can be no assurance, however, that the IRS will not successfully challenge the position that Abbott intends to take.

        If the IRS successfully asserts that the adoption of the proposed amendments resulted in a deemed exchange of the "old" STJ notes for "new" STJ notes to non-tendering holders, whether such deemed exchange would be taxable to a non-tendering holder would depend upon, among other things, whether such exchange qualifies as a tax-free recapitalization for U.S. federal income tax purposes and whether the "old" STJ notes and the "new" STJ notes qualify as "securities" for U.S. federal income tax purposes. Whether the deemed exchange so qualifies is unclear. If a deemed exchange does not qualify as a tax-free recapitalization, non-tendering U.S. Holders would generally recognize taxable gain or loss (which loss may be subject to deferral under the "wash sale" provisions of the Code) on the deemed exchange. U.S. Holders should consult their tax advisors as to the possibility that any such deemed exchange could qualify as a recapitalization for U.S. federal income tax purposes and the amount and character of any gain or loss that would be recognized in the case of a taxable deemed exchange.

        For Non-U.S. Holders who do not exchange their STJ notes, there should be no material U.S. federal income tax consequences if the adoption of the proposed amendments is not treated as resulting in a deemed exchange (which is the position that Abbott intends to take, as noted above). Even if the adoption of the proposed amendments results in a deemed exchange, Non-U.S. Holders generally would not be subject to U.S. federal income tax on gain realized in such deemed exchange unless the gain was subject to one of the exceptions discussed above under "Non-U.S. Holders—The Exchange Offers—Tender of STJ Notes."

        In light of the uncertainty of the applicable rules, non-tendering holders should consult their tax advisors regarding the risk that adoption of the proposed amendments constitutes a significant modification for U.S. federal income tax purposes, the U.S. federal income tax consequences to them if the proposed amendments are so treated, the qualification of the "deemed exchange" as a recapitalization and the U.S. federal income tax consequences of continuing to hold STJ notes after the adoption of the proposed amendments.

Backup Withholding and Information Reporting

        A holder may be subject to information reporting with respect to cash received pursuant to the exchange offers, payments of principal and interest (including OID, if any) on the STJ notes or the Abbott notes, and the sale, exchange or other disposition of the STJ notes or the Abbott notes, and may be subject to backup withholding unless such holder timely provides the applicable withholding agent with a properly completed IRS Form W-8BEN, W-8BEN-E or other applicable form (in the case of a Non-U.S. Holder) or IRS Form W-9 (in the case of a U.S. Holder) and otherwise complies with applicable requirements of the backup withholding rules, or otherwise establishes an exemption. Holders of STJ notes and Abbott notes should consult their own tax advisors as to the applicability to them of these backup withholding and information reporting requirements, their qualification for an exemption from such requirements and the procedures for establishing such exemption.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against U.S. federal income tax liability, if any, provided that the required information is furnished timely to the IRS.

FATCA Legislation

        Provisions commonly referred to as "FATCA" impose withholding of 30% on payments of interest on Abbott notes or certain series of STJ notes issued after July 1, 2014 (including any payments of interest pursuant to the exchange offers) and (for dispositions after December 31, 2018) of proceeds of sales or redemptions of Abbott notes to "foreign financial institutions" (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and the relevant foreign jurisdiction may modify these requirements. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Prospective investors should consult their tax advisors regarding the effects of FATCA on their investment in STJ notes or Abbott notes.

 VALIDITY OF NOTES

        John Berry, Abbott's Divisional Vice President, Associate General Counsel and Secretary, will issue an opinion about certain matters relating to the law of the State of Illinois in connection with the exchange offers. The validity of the notes offered hereby will be passed upon for Abbott by Wachtell, Lipton, Rosen & Katz and for the dealer managers by Davis Polk & Wardwell LLP, New York, New York.

 EXPERTS

        The consolidated financial statements of Abbott Laboratories and subsidiaries appearing in Abbott Laboratories' Annual Report (Form 10-K) for the year ended December 31, 2016 including the schedule appearing therein, and the effectiveness of Abbott Laboratories' internal control over financial reporting as of December 31, 2016, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of St. Jude Medical, Inc. at December 31, 2016 and January 2, 2016, and for each of the three years in the period ended December 31, 2016, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Abbott Laboratories

Offers to Exchange
All Outstanding Notes of the Series Specified Below
and Solicitation of Consents to Amend the Related Indentures

PROSPECTUS

The Exchange Agent for the Exchange Offers and the Consent Solicitations is:

D.F. King & Co., Inc.

By Facsimile (Eligible Institutions Only): (212) 709-3328 Attention: Andrew Beck For Information or Confirmation by Telephone: (212) 269-5552	By Mail or Hand: 48 Wall Street, 22nd Floor New York, New York 10005 Attention: Andrew Beck

        Any questions or requests for assistance may be directed to the dealer managers at the address and telephone numbers set forth below. Requests for additional copies of this prospectus may be directed to the Information Agent. Beneficial owners may also contact their custodian for assistance concerning the Exchange Offers and the Consent Solicitations.

The Information Agent for the Exchange Offers and the Consent Solicitations is:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Attention: Andrew Beck
Bank and Brokers Call Collect: (212) 269-5550
All Others, Please Call Toll-Free: (800-659-6590)
Email: abt@dfking.com

The Joint Lead Dealer Managers for the exchange offers and the consent solicitations are:

BofA Merrill Lynch 214 North Tryon Street, 14th Floor Charlotte, NC 28255 Attention: Liability Management Group Collect: (980) 387-3907 Toll-Free: (888) 292-0070	Barclays 745 Seventh Avenue, 5th Floor New York, New York 10019 Attention: Liability Management Group Collect: (212) 528-7851 Toll-Free: (800) 438-3242 Email: us.lm@barclays.com	Morgan Stanley 1585 Broadway, 4th Floor New York, New York 10036 Attention: Liability Management Group Collect: (212) 761-1057 Toll-Free: (800) 624-1808 Email: lmgny@morganstanley.com

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

        Restated Article R-VI of Abbott's restated articles of incorporation provides that Abbott will, in the case of persons who are or were directors or officers of Abbott, and may, as to other persons, indemnify to the fullest extent permitted by law any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of Abbott, or is or was serving at the request of Abbott as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The provisions of Article R-VI are applicable to all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. Article R-VI also provides that Abbott will, in the case of persons who are or were directors or officers of the corporation, and may as to such other persons, advance expenses (including attorney's fees) incurred by an officer or director in defending a civil or criminal action, suit or proceeding may be paid by Abbott in advance of the final disposition of such action, suit or proceeding, to the fullest extent permitted by law.

        Section 8.75 of the IBCA provides that a corporation may indemnify any person who, by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than one brought on behalf of the corporation, against reasonable expenses (including attorneys' fees), judgments, fines and settlement payments incurred in connection with the action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be not opposed to the best interests of such corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe his or her conduct was unlawful. In the case of actions on behalf of the corporation, indemnification may extend only to reasonable expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action or suit and only if such person acted in good faith and in a manner he or she reasonably believed to be not opposed to the best interests of the corporation, provided that no such indemnification is permitted in respect of any claim, issue or matter as to which such person is adjudged to be liable to the corporation except to the extent that the adjudicating court otherwise provides. To the extent that a present or former director, officer or employee of the corporation has been successful in defending any such action, suit or proceeding (even one on behalf of the corporation) or in defense of any claim, issue or matter therein, such person is entitled to indemnification for reasonable expenses (including attorneys' fees) incurred by such person in connection therewith if the person acted in good faith and in a manner he or she reasonably believed to be not opposed to the best interests of the corporation.

        The indemnification provided for by the IBCA is not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise, and a corporation may maintain insurance on behalf of any person who is or was a director, officer, employee or agent against liabilities for which indemnification is not expressly provided by the IBCA. Abbott's directors and officers are insured under a directors and officers liability insurance policy maintained by Abbott.

Item 21.    Exhibits and Financial Statement Schedules

Exhibit No.	Description
3.1	Articles of Incorporation of Abbott, as amended and restated effective May 1, 1998 (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q of Abbott for the quarter ended March 31, 1998)

3.2	By-laws of Abbott Laboratories, as amended and restated effective February 16, 2017 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of Abbott dated February 16, 2017)

4.1	Indenture, dated as of March 10, 2015, between Abbott and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Abbott dated March 5, 2015)

4.2	*Form of Abbott Laboratories Officers' Certificate Pursuant to Sections 3.1 and 3.3 of the Indenture, dated as of March 10, 2015, between Abbott and U.S. Bank National Association, as trustee (attaching forms of Abbott notes)

4.3	*Form of Seventh Supplemental Indenture between St. Jude Medical and U.S. Bank National Association, as trustee (relating to the STJ notes)

4.4	Indenture, dated as of July 28, 2009, between St. Jude Medical, Inc. (predecessor to St. Jude Medical, LLC) and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of St. Jude Medical, Inc. dated July 28, 2009)

4.5	Fourth Supplemental Indenture, dated as of April 2, 2013, between St. Jude Medical, Inc. (predecessor to St. Jude Medical, LLC) and U.S. Bank National Association, as trustee (including form of STJ notes) (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of St. Jude Medical, Inc. dated April 2, 2013)

4.6	Fifth Supplemental Indenture, dated as of September 23, 2015, between St. Jude Medical, Inc. (predecessor to St. Jude Medical, LLC) and U.S. Bank National Association, as trustee (including form of STJ notes) (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of St. Jude Medical, Inc. dated September 23, 2015)

4.7	Sixth Supplemental Indenture, dated as of January 4, 2017, between St. Jude Medical, LLC (successor to St. Jude Medical, Inc.) and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of St. Jude Medical, LLC dated January 4, 2017)

5.1	*Opinion of John Berry, Divisional Vice President, Associate General Counsel and Assistant Secretary of Abbott Laboratories

5.2	*Opinion of Wachtell, Lipton, Rosen & Katz

12.1	Statement regarding computation of Ratio of Earnings to Fixed Charges (incorporated by reference to Exhibit 12 to Abbott's Annual Report on 10-K for the fiscal year ended December 31, 2016)

21.1	List of Subsidiaries (incorporated by reference to Exhibit 21 to Abbott's Annual Report on 10-K for the fiscal year ended December 31, 2016)

23.1	*Consent of Ernst & Young LLP, independent registered public accounting firm for Abbott Laboratories

Exhibit No.	Description
23.2	*Consent of Ernst & Young LLP, independent registered public accounting firm for St. Jude Medical, Inc.

23.3	*Consent of John Berry, Divisional Vice President, Associate General Counsel and Assistant Secretary of Abbott Laboratories (included as part of Exhibit 5.1)

23.4	*Consent of Wachtell, Lipton, Rosen & Katz (included as part of Exhibit 5.2)

24.1	*Power of Attorney of Officers and Directors (included on the signature page of this registration statement)

25.1	*Form T-1 Statement of Eligibility

*
Previously filed.

Item 22.    Undertakings

        (a)   The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    •
    to include any prospectus required by Section 10(a)(3) of the Securities Act;

    •
    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

    •
    notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

    •
    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)   That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

          (5)   That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

    •
    any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

    •
    any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

    •
    the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

    •
    any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

        (b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(e), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

        (d)   The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (e)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (f)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (g)   The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Abbott Park, in the State of Illinois, on the 7th day of March, 2017.

ABBOTT LABORATORIES
By:	/s/ MILES D. WHITE
	Name:	Miles D. White
	Title:	Chairman of the Board and Chief Executive Officer

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on the 7th day of March, 2017:

/s/ MILES D. WHITE Miles D. White Chairman of the Board, Chief Executive Officer and Director of Abbott Laboratories (principal executive officer)	/s/ BRIAN B. YOOR Brian B. Yoor Executive Vice President, Finance and Chief Financial Officer (principal financial officer)
/s/ ROBERT E. FUNCK Robert E. Funck Vice President and Controller (principal accounting officer)
* Robert J. Alpern, M.D. Director of Abbott Laboratories	* Roxanne S. Austin Director of Abbott Laboratories
* Sally E. Blount, Ph.D. Director of Abbott Laboratories	* W. James Farrell Director of Abbott Laboratories
* Edward M. Liddy Director of Abbott Laboratories	* Nancy McKinstry Director of Abbott Laboratories
* Phebe N. Novakovic Director of Abbott Laboratories	* William A. Osborn Director of Abbott Laboratories

* Samuel C. Scott III Director of Abbott Laboratories		* Daniel J. Starks Director of Abbott Laboratories
* Glenn F. Tilton Director of Abbott Laboratories
*by	/s/ HUBERT L. ALLEN
Hubert L. Allen Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
3.1	Articles of Incorporation of Abbott, as amended and restated effective May 1, 1998 (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q of Abbott for the quarter ended March 31, 1998)

3.2	By-laws of Abbott Laboratories, as amended and restated effective February 16, 2017 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of Abbott dated February 16, 2017)

4.1	Indenture, dated as of March 10, 2015, between Abbott Laboratories and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Abbott dated March 5, 2015)

4.2	*Form of Abbott Laboratories Officers' Certificate Pursuant to Sections 3.1 and 3.3 of the Indenture, dated as of March 10, 2015, between Abbott and U.S. Bank National Association, as trustee (attaching forms of Abbott notes)

4.3	*Form of Seventh Supplemental Indenture between St. Jude Medical and U.S. Bank National Association, as trustee (relating to the STJ notes)

4.4	Indenture, dated as of July 28, 2009, between St. Jude Medical, Inc. (predecessor to St. Jude Medical, LLC) and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of St. Jude Medical, Inc. dated July 28, 2009)

4.5	Fourth Supplemental Indenture, dated as of April 2, 2013, between St. Jude Medical, Inc. (predecessor to St. Jude Medical, LLC) and U.S. Bank National Association, as trustee (including form of STJ notes) (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of St. Jude Medical, Inc. dated April 2, 2013)

4.6	Fifth Supplemental Indenture, dated as of September 23, 2015, between St. Jude Medical, Inc. (predecessor to St. Jude Medical, LLC) and U.S. Bank National Association, as trustee (including form of STJ notes) (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of St. Jude Medical, Inc. dated September 23, 2015)

4.7	Sixth Supplemental Indenture, dated as of January 4, 2017, between St. Jude Medical, LLC (successor to St. Jude Medical, Inc.) and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of St. Jude Medical, LLC dated January 4, 2017)

5.1	*Opinion of John Berry, Divisional Vice President, Associate General Counsel and Assistant Secretary of Abbott Laboratories

5.2	*Opinion of Wachtell, Lipton, Rosen & Katz

12.1	Statement regarding computation of Ratio of Earnings to Fixed Charges (incorporated by reference to Exhibit 12 to Abbott's Annual Report on 10-K for the fiscal year ended December 31, 2016)

21.1	List of Subsidiaries (incorporated by reference to Exhibit 21 to Abbott's Annual Report on 10-K for the fiscal year ended December 31, 2016)

23.1	*Consent of Ernst & Young LLP, independent registered public accounting firm for Abbott Laboratories

Exhibit No.	Description
23.2	*Consent of Ernst & Young LLP, independent registered public accounting firm for St. Jude Medical, Inc.

23.3	*Consent of John Berry, Divisional Vice President, Associate General Counsel and Assistant Secretary of Abbott Laboratories (included as part of Exhibit 5.1)

23.4	*Consent of Wachtell, Lipton, Rosen & Katz (included as part of Exhibit 5.2)

24.1	*Power of Attorney of Officers and Directors (included on the signature page of this registration statement)

25.1	*Form T-1 Statement of Eligibility

*
Previously filed.